Form 10-K405, Exhibit 13
period 1997-07-31
DOCUCORP INC
filed 1997-10-29
CIK 1033864

                                 EXHIBIT 13.1

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained herein may include forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, integration of Image Sciences and FormMaker and their respective products, reliance on a major client relationship, dependence upon the insurance industry, fluctuations in operating results, and the timely development and acceptance of new products and services. Consequently, the actual results realized by the Company could differ materially from the statements made herein. Readers of this report are cautioned not to place undue reliance on the forward-looking statements made herein.

OVERVIEW

The Company provides software, technologies, services, and outsourcing to insurance, financial services, utilities, telecommunications, transportation, government, education, and other enterprises and industries. The Company was incorporated in Delaware in January 1997 in connection with the Merger of Image Sciences and FormMaker. The Merger was treated as an acquisition of FormMaker by Image Sciences; accordingly the Merger transaction was recorded under the purchase method of accounting.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Image Sciences, FormMaker, and Micro Dynamics, Ltd. Results of FormMaker and Micro Dynamics, Ltd. are included from the effective date of the Merger, May 15, 1997. As described in the footnotes to the consolidated financial statements, the Company incurred one-time charges aggregating $21,377,855 in connection with the Merger, primarily related to acquired in-process technology and compensation charges related to the repurchase and remeasurement of certain employee stock options.

RESULTS OF OPERATIONS

The following table sets forth selected data of the Company expressed as a percentage of total revenues for the periods indicated:

                                              1997      1996     1995
                                              ----      ----     ----
REVENUES
Professional services                          35%        7%       5%
License                                        23        42       45
Maintenance & other recurring                  42        51       50
                                              ----      ----     ----
  Total revenues                              100       100      100
                                              ----      ----     ----
EXPENSES
Professional services                          23         6        4
Product development & support                  28        38       37
Selling & marketing                            13        14       18
General & administrative                       14        12       12
Merger related charges                        122         0        0
                                              ----      ----     ----
  Total expenses                              200        70       71
                                              ----      ----     ----
  Operating income (loss)                    (100)       30       29
Other income                                    1         2        0
                                              ----      ----     ----
  Income (loss) before taxes                  (99)       32       29
Provision for income taxes (benefit)           (7)       12       11
                                              ----      ----     ----
  Net income (loss)                           (92%)      20%      18%
                                              ----      ----     ----
                                              ----      ----     ----


FISCAL YEAR ENDED JULY 31, 1997 COMPARED TO FISCAL YEAR ENDED JULY 31, 1996

REVENUES

The Company derives its revenues from license fees, recurring maintenance fees, and professional services related to its software products. License revenues are derived from perpetual and term licenses of software products. Maintenance and other recurring revenues consist primarily of recurring license fees and annual maintenance contracts. Professional services revenues include fees for consulting, implementation, contract programming projects, and education services.

Total revenues increased 53% due primarily to the inclusion of FormMaker's results since the Merger date, May 15, 1997. Professional services increased 651% which is largely due to a significant amount of implementation and processing services revenues generated since the Merger date. During the fourth quarter license revenues significantly declined which caused an overall 15% decrease in annual license revenues as compared to the previous year. This decline is attributable to the impact of the Merger on customer buying decisions which may have been delayed pending the integration of Image Sciences and FormMaker operations. Maintenance and other recurring revenues increased 24% due to the inclusion of FormMaker's recurring maintenance revenue since the Merger date and an increased customer base. Inclusion of FormMaker's results for the full period should significantly increase fiscal 1998 revenues.

Backlog for the Company's products and services is primarily comprised of recurring software license and maintenance revenues for ongoing maintenance and support, software implementation and consulting services, and processing services. Recurring license and maintenance revenue backlog, which consists of recurring software license fees and annual maintenance contracts, was approximately $14,000,000 at July 31, 1997. Software agreements for recurring license fees generally have non-cancelable terms of up to five years. In the event of PMSC's termination of the marketing agreement between FormMaker and PMSC, recurring software license fees related to PMSC sub-license agreements would be eliminated over a two year period. Annual maintenance contracts may generally be terminated upon a 30 day notice period; however, the Company has not historically experienced material cancellations of such contracts. Software implementation and consulting services backlog, which is principally performed under time and material agreements of which some have cancellation provisions, was approximately $3,700,000 at July 31, 1997. In the event of cancellation of any of the agreements, there would be no impact on revenue recognition because revenue is recognized as services are performed. Processing services agreements generally provide that fees are charged on a per transaction basis. The processing services backlog totaled approximately $9,100,000 at July 31, 1997. The estimated future revenue with respect to software implementation and processing services are based on management's estimate of revenues over the remaining life of the respective contracts.

PROFESSIONAL SERVICES EXPENSE

Professional services expense is composed primarily of personnel expenses related to professional services and processing services. The majority of the increase is due to inclusion of FormMaker personnel associated with both the professional and processing services areas since the date of the Merger. Processing services incurred approximately $1,000,000 in direct postage and supplies expense which further attributed to the increase. Costs for professional services expense, represented 65% and 80% of professional services revenue for fiscal 1997 and 1996, respectively. The decrease in cost as a percentage of professional services revenue is primarily due to economies of scale of the significantly expanded services operations.

PRODUCT DEVELOPMENT AND SUPPORT EXPENSE

The Company continues to commit significant resources to development and support activities. Product development and support expense consists primarily of research and development efforts, amortization of capitalized software development costs, customer support, and other product support costs. An increase of 12% in product development and support expense was incurred in fiscal 1997. Before capitalization and amortization, product development and support expense increased 22%, primarily as a result of the inclusion of FormMaker's operations since the date of the Merger and significant resources focused on research activities to expand the Company's product offerings.

SELLING AND MARKETING EXPENSE

Selling and marketing expense increased 35% primarily as a result of inclusion of FormMaker's operations since the date of the Merger and increased commissions. Sales commissions increased principally as a result of commissions on professional services contracts executed subsequent to the date of the Merger.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense increased 80% due primarily to inclusion of FormMaker's operations since the date of the Merger, profit-based performance bonuses, and costs associated with the Merger. Profit-based performance bonuses increased due to achievement of management performance and financial goals. Goodwill amortization of $160,522 was recorded in fiscal 1997 related to the Merger.

MERGER RELATED CHARGES

One-time Merger related charges consist of acquired in-process technology, compensation charges, and other Merger related charges. Acquired in-process technology of $13,500,000 represents the present value of the estimated cash flows expected to be generated by FormMaker's in-process technology which was charged to expense on the closing date of the Merger. Compensation and other merger related charges of approximately $7,900,000 relate to the repurchase of options to purchase common stock and the creation of a new measurement date for outstanding options to purchase common stock converted to options to purchase Class B redeemable common stock. These non-recurring charges are solely related to the Merger and the $8,000,000 cash distribution to stockholders and option holders in May 1997.

OTHER INCOME, NET

Other income, net decreased 11% due to increased interest expense charges. Interest income increased 15% due to significant cash, cash equivalents, and short-term investments held by the Company until $8,000,000 was distributed in cash to stockholders and option holders in May 1997. Interest expense increased 82% because of debt assumed in the Merger.

PROVISION FOR INCOME TAXES (BENEFIT)

The income tax provision (benefit) was calculated utilizing the Federal income tax rates for corporations. The Company's effective tax rates for the years ended July 31, 1997 and 1996 were approximately 7% and 37%, respectively. The decrease in the Company's effective tax rate in 1997 was due primarily to the in-process technology charge which was not deductible for tax purposes.

NET INCOME (LOSS)

The 794% decrease in profitability is the result of approximately $21,400,000 in non-recurring Merger related charges. Excluding Merger related charges, income before taxes increased 13% primarily as a result of increased revenues.

FISCAL YEAR ENDED JULY 31, 1996 COMPARED TO FISCAL YEAR ENDED JULY 31, 1995 REVENUES

Total revenues increased 6% primarily as a result of increased maintenance revenues and professional services revenues. Maintenance revenues increased 8% in fiscal 1996 due to an expanding customer base and retention of existing customers. Professional services revenues increased 40% as a result of a significant increase in consulting revenues and revenue generated from the Company's biennial user group conference. License revenues decreased slightly due to a decrease in international software license revenues, partially offset by an 8% increase in North American license revenues. The Company terminated its most significant European distributor agreement in fiscal 1995, and did not replace the European distributor until fiscal 1996. The new distribution agreement with The Continuum Company did not generate material revenues during fiscal 1996.

PROFESSIONAL SERVICES EXPENSE

Professional services expense increased 39% which was primarily attributable to the cost associated with the Company's biennial user group conference and costs associated with expanding the Company's consulting services. Costs for professional services expense, before the effect of the biennial user group conference held in fiscal 1996, represented 75% and 80% of professional services revenue for fiscal 1996 and 1995, respectively. The decrease in cost as a percentage of professional services revenue is primarily due to more efficient management of the Company's consulting resources.

PRODUCT DEVELOPMENT AND SUPPORT EXPENSE

The 11% increase in product development and support expense was a result of increased staffing, a decrease in capitalizable development efforts, an increase in software amortization, and costs related to a continued focus on customer support of the Company's expanding customer base. Product development and support expense before capitalization and amortization increased 6% as a result of increased staffing to sustain new product development and to enhance and maintain existing products. Software capitalization decreased due to increased research of new technologies, and focusing development efforts on more efficient methods of maintaining existing products. These efforts are not eligible for capitalization. Amortization of capitalized software increased due to the release of several new client/server products at the end of fiscal 1995.

SELLING AND MARKETING EXPENSE

Selling and marketing expense decreased 15% primarily as a result of decreased staffing and related travel costs. The decreased staffing relates to several unfilled sales and sales management positions. These decreases were partially offset by an increase in international expatriate expenses. In September 1995, the Company transferred one employee to the United Kingdom to assume a sales support function.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense increased 3% as a result of increases in corporate office rent and profit sharing bonuses, partially offset by decreased legal costs. Rent expense increased due to the renegotiation of the Company's corporate office lease, which included an approximate 3,000 square feet expansion. Profit based bonuses increased due to a 15% increase in net income before taxes. Legal costs associated with two outstanding lawsuits decreased significantly.

OTHER INCOME, NET

Other income, net increased $211,757 as a result of a 60% increase in interest income due to a significant increase in cash, cash equivalents, and short-term investments.
Additionally, interest expense decreased 48% because of the scheduled January 1996 principal installment payment and the March 1996 retirement of all outstanding subordinated debentures.

PROVISION FOR INCOME TAXES

The income tax provisions were calculated utilizing Federal income tax rates for corporations. Effective tax rates for the years ended July 31, 1996 and 1995 were approximately 37% each year. These rates differ from the Federal statutory rate due primarily to state income taxes. The Company used a portion of its outstanding tax credits to offset its current tax liability in fiscal 1996. The remaining net operating loss carryforward was also used in fiscal 1995.

NET INCOME

Profitability increased 16% due to the 6% increase in revenues and an approximate $200,000 increase in other income, while expenses only increased 5%.

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 1997, the Company's principal sources of liquidity consisted of cash and cash equivalents of $2,869,458. $4,528,366 was available under the Company's $10,000,000 revolving credit facility at July 31, 1997.

Cash and cash equivalents increased $960,442 due to various operating, investing, and financing activities. Cash flows from operating activities were $6,042,010 primarily as the result of profitable operations before the one-time Merger related charges for acquired in-process technology of $13,500,000 and stock option compensation expense of $7,698,143. Cash flows from investing activities generated $5,478,658 in cash principally from the sale of short-term investments of $5,308,806 and net cash acquired in the Merger of $1,714,416. Cash flows from financing activities used $10,560,226 of cash primarily for the purchase of stock and options for $5,192,293, payment of a preferred stock dividend of $2,807,709, and repayment of $2,448,011 of debt.

Working capital was $1,644,458 at July 31, 1997, compared with $5,639,840 at July 31, 1996. The decrease in working capital is primarily the result of the preferred stock dividend and purchase of stock and options.

In connection with the Merger, the Company assumed a $10,000,000 revolving credit facility from FormMaker. At July 31, 1997, borrowings under this credit facility totaled $5,471,634 bearing interest at a weighted average rate of 8.02%. The credit facility was renegotiated in September 1997.
Under the new agreement, $3,500,000 bears interest at the bank's prime rate less .25%, or 8.25% as of July 31, 1997, and is guaranteed by Safeguard. The remaining $6,500,000 bears interest at the bank's prime rate of 8.50% as of July 31, 1997 and is collateralized by substantially all of the Company's assets. Borrowings under the credit facility are utilized primarily for working capital.

In addition, stockholders loaned the Company $3,000,000 in the form of subordinated notes concurrent with the Merger. The notes bear interest at prime plus 1%, or 9.50% as of July 31, 1997, and are due in full at the earlier of the closing of a public offering yielding net proceeds to the Company in excess of $13,000,000 or May 15, 2000. The notes are unsecured obligations of the Company and are subordinated to all senior debt.

The Company's liquidity needs will arise primarily from funding the continued enhancement, development and support of its software offerings and the selling and marketing costs associated principally with continued entry into new vertical and international markets.

Capital expenditures are generally not material. Management believes that the Company's cash and availability under its credit facility will be sufficient to meet cash flow requirements for fiscal 1998.

Historically, a significant portion of FormMaker's revenues have been derived from FormMaker's marketing agreement with PMSC. There can be no assurances that such revenues will continue at historical levels. In the event that PMSC generated revenues decrease or the PMSC marketing agreement is otherwise terminated as provided by its terms; then the Company's liquidity requirements would be increased accordingly. Although management believes that any such additional liquidity requirements would be short-term in nature, there can be no assurance that additional capital would not be required.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT ACCOUNTANTS
------------------------------------------------------------------------------

                     2001 Ross Avenue, Suite 1800       Telephone 214 754 7900
                     Dallas, Texas 75201

                                                                  [LOGO]

PRICE WATERHOUSE LLP



To the Board of Directors and Stockholders of DOCUCORP INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of DOCUCORP, INC. and its subsidiaries at July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Dallas, Texas

September 26, 1997

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------
                                        Years ended July 31       1997           1996
-----------------------------------------------------------   ------------    -----------
ASSETS
  Current assets
  Cash and cash equivalents                                   $  2,869,458    $ 1,909,016
  Short-term investments                                                 0      5,308,806
    Accounts receivable, net of allowance
     of $525,000 and $350,000, respectively                      9,010,784      4,105,652
    Current portion of deferred taxes                              380,925        399,468
    Income tax refund receivable                                   503,888              0
    Other current assets                                           553,977        187,193
                                                              ------------    -----------
          Total current assets                                  13,319,032     11,910,135
  Fixed assets, net of accumulated depreciation
    of $1,983,864 and $1,419,206, respectively                   3,087,578        783,328
  Software, net of accumulated amortization of $5,397,344
    and $4,466,514, respectively                                 7,408,113      1,941,679
  Deferred taxes                                                 1,029,473              0
  Goodwill, net of accumulated amortization                      7,544,535              0
  Other assets                                                     309,434         55,586
                                                              ------------    -----------
                                                              $ 32,698,165    $14,690,728
                                                              ------------    -----------
                                                              ------------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
  Current liabilities
    Accounts payable                                          $  1,164,012    $   323,044
    Accrued liabilities:
      Accrued compensation                                       1,142,199        700,050
      Other                                                      1,532,300        278,857
    Income taxes payable                                           412,000        655,264
    Current portion of long-term debt                              191,652              0
    Current portion of obligations under capital leases            454,199         45,967
    Deferred revenue                                             6,778,212      4,267,113
                                                              ------------    -----------
          Total current liabilities                             11,674,574      6,270,295

  Obligations under capital leases                                  33,993              0
  Deferred taxes                                                         0        383,070
  Long-term debt                                                 8,759,156              0
  Other long-term liabilities                                      631,748              0
  Redeemable Class B common stock, 7,000,000 shares authorized at $.01 par value, 4,686,024 shares issued and outstanding
    at redemption value                                         19,118,978              0
  Stockholders' equity (deficit):
    Preferred stock, 3,000,000 shares authorized at $.10 par
      value, $1.00 liquidation value, 2,020,373 shares issued
      and outstanding at July 31, 1996                                   0        202,037
    Class A common stock, 20,000,000 shares authorized at
      $.01 par value, 4,277,794 and 3,373,333 shares issued
      and outstanding, respectively                                 42,778         33,733
    Additional paid-in capital                                   4,921,205      1,305,189
    Retained earnings (deficit)                                (12,413,092)     6,496,404
    Notes receivable from stockholders                             (71,175)             0
                                                              ------------    -----------
          Total stockholders' equity (deficit)                  (7,520,284)     8,037,363
                                                              ------------    -----------
                                                              $ 32,698,165    $14,690,728
                                                              ------------    -----------
                                                              ------------    -----------

                  See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------
                         Years ended July 31       1997          1996         1995
--------------------------------------------  ------------   -----------   -----------
REVENUES
  Professional services                       $  6,150,625   $   819,034   $   587,118
  License                                        4,092,491     4,793,031     4,806,888
  Maintenance and other recurring                7,259,702     5,858,256     5,419,945
                                              ------------   -----------   -----------
          Total revenues                        17,502,818    11,470,321    10,813,951
                                              ------------   -----------   -----------
EXPENSES
  Professional services                          3,999,504       655,911       471,783
  Product development and support                4,955,617     4,405,932     3,952,066
  Selling and marketing                          2,246,270     1,665,961     1,950,588
  General and administrative                     2,383,233     1,326,141     1,281,742
  Merger related charges                        21,377,855             0             0
                                              ------------   -----------   -----------
          Total expenses                        34,962,479     8,053,945     7,656,179
                                              ------------   -----------   -----------
          Operating income (loss)              (17,459,661)    3,416,376     3,157,772
  Other income                                     213,874       239,904        28,148
                                              ------------   -----------   -----------
          Income (loss) before income taxes    (17,245,787)    3,656,280     3,185,920
  Provision for income taxes (benefit)          (1,144,000)    1,335,000     1,183,000
                                              ------------   -----------   -----------
          Net income (loss)                   $(16,101,787)  $ 2,321,280   $ 2,002,920
                                              ------------   -----------   -----------
                                              ------------   -----------   -----------
  Net income (loss) per share of common stock $      (3.19)  $      0.33   $      0.27
                                              ------------   -----------   -----------
                                              ------------   -----------   -----------
  Weighted average number of shares of
    common stock and common stock
    equivalents outstanding                      5,041,689     7,084,429     7,478,272
                                              ------------   -----------   -----------
                                              ------------   -----------   -----------


                  See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                    Years ended July 31      1997           1996            1995
-------------------------------------------------------  ------------    -----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                      ($16,101,787)    $2,321,280     $2,002,920
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Charge for acquired in-process technology            13,500,000              0              0
      Stock option compensation expense                     7,698,143         49,988         53,271
      Depreciation                                            573,645        363,931        324,699
      Amortization of capitalized software                    930,829        813,832        736,224
      Amortization of goodwill                                160,522              0              0
      Increase (decrease) in allowance for doubtful
        accounts                                              (63,363)        25,000              0
      Changes in assets and liabilities, net of effects
        from acquisition:
        (Increase) decrease in accounts receivable            (76,411)       (22,131)        52,304
        (Increase) decrease in income tax refund
          receivable                                         (503,888)       222,033        174,467
        (Increase) decrease in deferred tax assets         (1,010,930)       (56,113)       121,390
        Increase in other assets                              (23,340)       (74,642)        (1,615)
        Decrease in accounts payable                         (174,940)       (96,939)       (91,648)
        Increase (decrease) in accrued liabilities            432,989         71,701       (370,201)
        Increase (decrease) in income taxes payable          (243,264)        65,033        440,231
        Increase (decrease) in deferred revenue             1,326,875        438,841       (272,983)
        Increase (decrease) in deferred tax liabilities      (383,070)       226,158        156,912
                                                           -----------    ----------     ----------
          Total adjustments                                22,143,797      2,026,692      1,323,051
                                                           -----------    ----------     ----------
          Net cash provided by operating activities         6,042,010      4,347,972      3,325,971
                                                           -----------    ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  (Purchase) sale of short-term investments, net            5,308,806     (2,308,806)    (1,500,000)
  Purchase of fixed assets                                   (547,301)      (356,017)      (333,073)
  Development of software                                    (997,263)      (533,649)      (667,924)
  Net cash acquired in business combination                 1,714,416              0              0
                                                           -----------    ----------     ----------
          Net cash (used in) provided by investing
            activities                                      5,478,658     (3,198,472)    (2,500,997)
                                                           -----------    ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of debt                                        (2,448,011)    (1,534,430)      (258,801)
  Principal payments under capital lease obligations         (148,361)       (56,388)       (91,128)
  Purchase of tendered stock, and options                  (5,192,293)             0        (84,375)
  Preferred stock dividend                                 (2,807,709)             0              0
  Proceeds from exercise of warrants and options               15,644         45,432         89,369
  Proceeds from sale of warrants                                6,100              0              0
  Tax benefit related to non-qualified stock option
    activity                                                   14,404         14,922              0
                                                           -----------    ----------     ----------
          Net cash used in financing activities           (10,560,226)    (1,530,464)      (344,935)
                                                           -----------    ----------     ----------
Net increase (decrease) in cash and cash equivalents          960,442       (380,964)       480,039
Cash and cash equivalents at beginning of year              1,909,016      2,289,980      1,809,941
                                                           -----------    ----------     ----------
Cash and cash equivalents at end of year                   $2,869,458     $1,909,016     $2,289,980
                                                           -----------    ----------     ----------
                                                           -----------    ----------     ----------

                 See non-cash activities disclosed in Note 3.

        See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------

                                                        Class A               Additional    Retained
                                           Preferred    Common   Treasury      Paid-in       Earnings     Notes
                                             Stock       Stock     Stock       Capital      (Deficit)   Receivable      Total
                                           ---------   --------  ---------    ----------    ---------   ----------      -----
Balance at July 31, 1994                   $ 202,037   $ 31,768  $(281,602)  $ 1,420,149   $ 2,172,204    $      0   $ 3,544,556
Exercise of warrants to purchase
 20,081 shares of common stock                              201                      (62)                                    139
Exercise of stock options to purchase
 393,654 shares of common stock                           3,937                   85,293                                  89,230
Purchase and retirement of 97,511
 shares of common stock                                    (975)                 (83,400)                                (84,375)
Retirement of 581,145 shares
 of treasury stock                                       (5,811)   281,602      (275,791)                                      0
Compensation expense related to
 non-qualified stock options                                                      53,271                                  53,271
Net income                                                                                   2,002,920                 2,002,920
                                            --------   --------   --------   -----------  -------------   ---------  ------------
Balance at July 31, 1995                     202,037     29,120          0     1,199,460     4,175,124           0     5,605,741
Exercise of warrants to purchase
 274,779 shares of common stock                           2,748                     (846)                                  1,902
Exercise of stock options to purchase
 186,498 shares of common stock                           1,865                   41,665                                  43,530
Compensation expense related to
 non-qualified stock options                                                      49,988                                  49,988
Tax benefit related to exercise of
 non-qualified stock options                                                      14,922                                  14,922
Net income                                                                                   2,321,280                 2,321,280
                                            --------   --------   --------   -----------  -------------   ---------  ------------
Balance at July 31, 1996                     202,037     33,733          0     1,305,189     6,496,404           0     8,037,363
Exercise of stock options to purchase
  28,616 and 433 shares of Class A and
  Class B common stock, respectively                        286                   13,595                                  13,881
Payment of preferred stock dividend                                                         (2,807,709)               (2,807,709)
Purchase of 721,261 shares of tendered
 common stock                                            (7,213)              (2,489,192)                             (2,496,405)
Conversion of Image Sciences common
 stock and preferred stock to 4,685,591
 shares of Class B common stock             (202,037)   (26,651)             (18,888,523)                            (19,117,211)
Conversion of FormMaker common
 stock to 4,262,324 shares of Class
 A common stock                                          42,623               19,957,377                              20,000,000
Assumption of notes receivable from
 stockholders                                                                                              (71,175)      (71,175)
Sale of warrants to purchase Class A
 common stock                                                                      6,100                                   6,100
Compensation expense related to
 non-qualified stock options                                                   5,002,255                               5,002,255
Tax benefit related to exercise of
 non-qualified stock options                                                      14,404                                  14,404
Net loss                                                                                   (16,101,787)              (16,101,787)
                                            --------   --------   --------   -----------  -------------   ---------  ------------
Balance at July 31, 1997                    $      0   $ 42,778   $      0   $ 4,921,205  $(12,413,092)   $(71,175)  $(7,520,284)
                                            --------   --------   --------   -----------  -------------   ---------  ------------
                                            --------   --------   --------   -----------  -------------   ---------  ------------


         See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DocuCorp, Inc. (doing business as DocuCorp International, the "Company"), a Delaware corporation was organized on January 13, 1997 in connection with the acquisition of FormMaker Software, Inc. ("FormMaker") by Image Sciences, Inc. ("Image Sciences") (the "Merger"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Image Sciences, FormMaker, and Micro Dynamics, Ltd. Results of FormMaker and Micro Dynamics, Ltd. are included from the effective date of the Merger, May 15, 1997. As described in Note 3, the Company incurred one-time charges aggregating $21,377,855 in connection with the Merger, primarily related to acquired in-process technology and compensation charges. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's business includes developing, marketing, and supporting computer software designed to automate the process of storing, managing, and printing business forms and documents. The Company also provides professional services and outsourcing of processing and printing. The majority of the Company's business is currently derived from companies in the insurance industry.

REVENUE RECOGNITION

Revenue from licensing of standard software is recognized upon shipment of the software. Revenue from software licenses which include a cancellation clause is recognized upon expiration of the cancellation period. Revenue derived from the development and installation of software packages under long-term contracts is recognized on a percentage-of-completion basis. Revenue related to products still in the testing phase is deferred until formal acceptance of the product by the purchaser. Anticipated losses, if any, on uncompleted contracts are recognized in the period in which such losses are determined.

Revenue from maintenance contracts, and maintenance revenue that is packaged with license fees, is recognized ratably over the term of the agreements. The Company records deferred revenue for maintenance amounts invoiced prior to revenue recognition. Revenue related to outsourcing and professional services, such as training and consulting, is recognized as the services are performed.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, including certificates of deposit, repurchase agreements and treasury bills. Cash equivalents are stated at cost, which approximates fair market value.

SHORT-TERM INVESTMENTS

The Company has the intent and ability to hold short-term investments to maturity; consequently, such investments are carried at cost which approximates fair market value as determined by the stated interest rates. As of July 31, 1996, the Company's short-term investments consisted of commercial paper investments and treasury bills with original terms of 180 days. Interest income from such investments was $172,572, $227,113, and $134,510 in 1997, 1996, and
1995, respectively.

ACCOUNTS RECEIVABLE

Included in accounts receivable at July 31, 1997 and 1996 are unbilled amounts of $1,776,322 and $1,833,640, respectively. Such amounts have been recognized as revenue under the percentage of completion method or upon execution of the contract and shipment of the software, but prior to required payment terms.

FIXED ASSETS, DEPRECIATION, AND AMORTIZATION

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated service lives using the straight line method for all assets.

--------------------------------------------------------------------------------

Amortization of assets recorded under capital leases is included in depreciation expense. Estimated service lives are as follows:

Computer equipment                                                4-5 years
Furniture and fixtures                                              5 years
Leasehold improvements                                        life of lease
Leased equipment under capital leases                             3-5 years

Repairs and maintenance are expensed as incurred. Major renewals and betterments are capitalized and depreciated over the assets remaining estimated service life. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts with any resulting gain or loss included in income.

SOFTWARE

Costs of internally developed software are capitalized after the technological feasibility of the software has been established. Research and development costs incurred prior to the establishment of the technological feasibility of a product are expensed as incurred. The cost of capitalized software is amortized on a straight-line basis over its estimated useful life, generally four to six years or the ratio of current revenues to current and anticipated revenues from the software, whichever provides the greater amortization. During 1997, 1996, and 1995, the Company charged to expense $2,155,435, $1,851,516, and $1,426,391, respectively, for research and development costs. Such expense is included in product development and support on the Consolidated Statements of Operations.

GOODWILL

Goodwill is amortized on a straight-line basis over ten years. The carrying value of goodwill is evaluated periodically in relation to the operating performance and anticipated future undiscounted net cash flows of the related business. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, then the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

INCOME TAXES

Income taxes are presented pursuant to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (see also Note 8).

EARNINGS PER SHARE

Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The earnings per share computation is based on the assumption that outstanding options and warrants to purchase common stock with exercise prices below fair market value were exercised, unless antidilutive, and the proceeds were used to repurchase outstanding common stock.

STOCK-BASED COMPENSATION

During 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee stock option plans. Note 7 contains a summary of the pro forma effects on reported net income and earnings per share for fiscal 1997 and 1996 based on the fair value of options and shares as prescribed by SFAS 123.

CONVERSION OF IMAGE SCIENCES STOCK, OPTIONS, AND WARRANTS

All references in the consolidated financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the conversion of Image Sciences common stock, preferred stock, and options or warrants to purchase common stock based on the Merger exchange ratios set forth in Note 3.

MANAGEMENT ESTIMATES

The preparation of the Company's financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at July 31, 1997

--------------------------------------------------------------------------------

and 1996, and the reported amounts of revenues and expenses for the periods then ended. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which is required to be adopted for fiscal years ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options and warrants will be excluded.

If the Company had computed net earnings per share in accordance with the provisions of SFAS 128, basic earnings per share would have been $.45 and $.42 for the years ended July 31, 1996 and 1995, respectively. Weighted average shares outstanding under the basic earnings per share computation would have been 5,168,070 and 4,727,925 for the years ended July 31, 1996 and 1995, respectively. Diluted earnings per share for the years ended July 31, 1996 and 1995 would not have been significantly different from the earnings per share presented on the Consolidated Statements of Operations. For the year ended July 31, 1997, the basic and diluted earnings per share amounts would be the same as earnings per share presented on the Consolidated Statements of Operations.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to the current year's financial statement presentation.

NOTE 2 - FIXED ASSETS

Fixed asset balances at July 31, 1997 and 1996 are as follows:

                                                         1997           1996
                                                     -----------    -----------
Computer equipment                                   $ 3,753,129    $ 1,948,066
Furniture and fixtures                                 1,120,771        179,619
Leasehold improvements                                   197,542         74,849
                                                     -----------    -----------
                                                       5,071,442      2,202,534
Less accumulated depreciation                         (1,983,864)    (1,419,206)
                                                     -----------    -----------
                                                     $ 3,087,578    $   783,328
                                                     -----------    -----------
                                                     -----------    -----------

NOTE 3 - MERGER OF IMAGE SCIENCES AND FORMMAKER

On January 15, 1997, Image Sciences entered into an Agreement and Plan of Merger with FormMaker, pursuant to which the stockholders of Image Sciences and FormMaker agreed to exchange their shares for common stock of the Company. The Merger was completed on May 15, 1997.

Each issued and outstanding share of FormMaker common stock, and each option or warrant to purchase common stock was exchanged for .6818 shares of Company Class A common stock and options or warrants to purchase Company Class A common stock. Each issued and outstanding share of Image Sciences common stock and each option to purchase common stock that was vested as of July 31, 1997, was exchanged for 1.4446 shares of Company Class B common stock and options to purchase Class B common stock. Each issued and outstanding Image Sciences option to purchase common stock that was unvested as of July 31, 1997 was exchanged for options to purchase 1.4446 shares of Company Class A common stock. Each issued and outstanding share of Image Sciences preferred stock was exchanged for 1.029 shares of Company Class B common stock.

Concurrent with the closing of the Merger, Image Sciences (i) repurchased common stock and options to purchase common stock from certain stockholders for an aggregate purchase price of $5,192,293 and (ii) paid its preferred stockholder a cash dividend of $2,807,709. The Company recognized compensation expense related to the repurchase of options to purchase common stock discussed above, and related to the creation of a new measurement date for outstanding options to purchase Image Sciences common stock deemed to be converted to options to purchase Company Class B common stock upon consummation of the Merger.

The Merger was treated as an acquisition of FormMaker by Image Sciences; accordingly, the Merger transaction was recorded under the purchase method of accounting. For historical accounting purposes, Image Sciences is considered to be the acquirer in the Merger and purchase accounting is not required related to the conversion of Image Sciences common stock and preferred stock into Company

--------------------------------------------------------------------------------

common stock. The financial statements of Image Sciences are presented as historical statements of the Company for periods prior to the Merger.

The following unaudited pro forma information for fiscal 1997 and 1996 presents a summary of consolidated results of operations of Image Sciences and FormMaker as if the acquisition had occurred at the beginning of fiscal 1996. Such pro forma amounts are not necessarily indicative of what the actual results might have been had the Merger occurred at the beginning of fiscal 1996. The unaudited pro forma amounts exclude non-recurring charges recorded in the year ended July 31, 1997 for acquired in-process technology, compensation charges, and other Merger related costs of $13,500,000, $7,649,740, and $228,115, respectively.
                                                          1997           1996
                                                      -----------    -----------
Revenues                                              $38,416,000    $27,327,000
Net income                                            $ 1,714,000    $    82,000
Net income per share                                  $       .16    $       .01


The aggregate purchase price, including direct acquisition costs, was $20,374,630 which has been allocated to the fair value of the net identifiable assets acquired, including in-process technology. Acquired in-process technology represents the present value of the estimated cash flows expected to be generated by FormMaker in-process technology. The value of the in-process technology was charged to operations on the closing date of the Merger. The purchase price was allocated as follows:

Fixed assets                                           $2,330,594
Capitalized software                                    5,400,000
Goodwill and other intangible assets                    7,705,057
In-process technology                                  13,500,000
Net liabilities acquired                               (8,632,196)
Notes receivables from stockholders                        71,175
                                                      -----------
                                                      $20,374,630
                                                      -----------
                                                      -----------

NOTE 4 - LEASE COMMITMENTS

The Company leases computer equipment under noncancelable leases which are classified as capital leases and included in fixed assets at July 31, 1997 and 1996 as follows:
                                                           1997          1996
                                                         --------     ---------
Computer equipment                                       $468,551     $ 214,852
Office equipment                                          326,042             0
                                                         --------     ---------
                                                          794,593       214,852
Less accumulated depreciation                             (95,820)     (190,249)
                                                         --------     ---------
                                                         $698,773       $24,603
                                                         --------     ---------
                                                         --------     ---------

Certain other equipment leases and the Company's obligation under leases for office space are treated as operating leases and the rentals are expensed as incurred. Rent expense on these operating leases for the years ended July 31, 1997, 1996, and 1995 totaled $926,344, $383,438, and $343,010, respectively.
Generally, the Company's leases provide for renewals for various periods at stipulated rates.

Future minimum lease obligations on leases in effect at July 31, 1997 are as follows:

                                                        Capital      Operating
                                                        Leases        Leases
                                                       ---------    -----------
1998                                                   $ 472,959    $ 2,636,088
1999                                                      34,525      2,750,467
2000                                                                  2,816,022
2001                                                                  1,941,970
2002                                                                  1,737,236
Thereafter                                                            1,343,205
                                                       ---------    -----------
Minimum lease payments                                   507,484    $13,224,988
                                                                    -----------
                                                                    -----------
Less amount representing interest                        (19,292)
                                                       ---------
Present value of minimum lease
 payments                                                488,192
Less current portion                                    (454,199)
                                                       ---------
Obligations under capital leases                       $  33,993
                                                       ---------
                                                       ---------

The future minimum lease obligations for operating leases assumes that the Company does not exercise its option to terminate its office lease for its corporate headquarters in 2000. If the office lease is terminated in 2000, a penalty is due at that time and no further obligations would exist after the year ended July 31, 2000 under this office lease.

-------------------------------------------------------------------------------

NOTE 5 - LONG-TERM DEBT

Long-term debt consists of the following at July 31:

                                             1997           1996
                                          ----------     ----------
Revolving credit facility with bank       $5,471,634             $0
Notes payable to Safeguard                   479,174              0
Subordinated notes payable to
  Safeguard, Technology
  Leaders II, L.P., and TL
  Ventures Third Corp.                     3,000,000              0
                                          ----------     ----------
                                           8,950,808              0
Less current portion of debt                (191,652)             0
                                          ----------     ----------
                                          $8,759,156             $0
                                          ----------     ----------
                                          ----------     ----------

In connection with the Merger, the Company assumed a $10,000,000 revolving credit facility with a bank which was guaranteed by Safeguard Scientifics, Inc. ("Safeguard"), FormMaker's largest stockholder. Effective September 1997, the revolving credit facility was renegotiated. The maximum amount available under this credit arrangement is $10,000,000, and repayment of $3,500,000 is guaranteed by Safeguard. Under the credit arrangement, the Company is required to maintain certain financial covenants. Amounts outstanding under this credit arrangement bear interest at variable rates determined by various provisions of the credit arrangement. These rates generally approximate or equal the bank's prime rate or the London Interbank Rate ("LIBOR"). At July 31, 1997, the outstanding balance under the credit arrangement consisted of $2,471,634 drawn under a line of credit bearing interest at 8.50% and LIBOR notes aggregating $3,000,000, bearing interest at 7.68%. The weighted average interest rate on the revolving credit facility was 8.02% at July 31, 1997. Upon renegotiation in September 1997, the portion of the credit arrangement guaranteed by Safeguard bears interest at the bank's prime rate less .25%, or 8.25%. The remaining balance of the credit arrangement bears interest at prime, or 8.50%. Amounts outstanding under this credit arrangement are collateralized by substantially all of the Company's assets.

Interest is payable monthly under this credit arrangement. $6,500,000 of the credit arrangement may be converted in September 1998 into a term loan provided that the Company has given the bank thirty days written notice and is not in default.

The principal balance of the term loan shall be repaid in twenty-four consecutive installments due the first day of each month. The $3,500,000 portion of the credit arrangement guaranteed by Safeguard is due and payable in March 1999.

In connection with the Merger, the Company assumed two notes payable to Safeguard, in the original amounts of $350,000 and $275,000. Monthly principal payments aggregating approximately $16,000 plus accrued interest are due for thirty-six months commencing February 1, 1997. These notes bear interest at prime plus 1%, or 9.50% as of July 31, 1997.

Concurrent with the Merger, stockholders loaned the Company $3,000,000 in the form of subordinated notes. The notes bear interest at prime plus 1%, or 9.50% as of July 31, 1997, and are due in full at the earlier of the closing of a public offering yielding net proceeds to the Company in excess of $13,000,000 or May 15, 2000. The notes are unsecured obligations of the Company and are subordinated to all senior debt.

The Company made interest payments, principally related to long-term debt, totaling $175,339, $183,508, and $235,407 for the years ended July 31, 1997,
1996, and 1995, respectively.

NOTE 6 - REDEEMABLE CLASS B COMMON STOCK

Class B common stock of the Company may be redeemed, at the option of the holder, if the Company does not consummate by January 31, 1998 an underwritten public offering of securities in which the managing underwriter values the equity of the Company at $62,100,000 or more. This redemption option is exercisable from February 1, 1998 through February 1, 1999 at $4.08 per share. Safeguard, Technology Leaders II, L.P., and Technology Leaders II Offshore C.V. have agreed, under the terms of a liquidity agreement (the "Liquidity Agreement"), to fund the redemption of the Class B common stock by subscribing for a number of shares of Class A common stock, at a price of $4.08 per share, equal to the number of shares of Class B common stock redeemed. Each issued and outstanding share of the Company's Class B common stock will automatically be converted into a share of the Company's Class A common stock at the earlier of a public offering as described above or February 1, 1999.

NOTE 7 - STOCKHOLDERS' EQUITY (DEFICIT)

PREFERRED STOCK

All outstanding Image Sciences preferred stock was exchanged for the Company's Class B common stock pursuant to the Merger. Concurrent with the Merger, the Company authorized 1,000,000 shares of preferred stock which the board of directors of the Company may issue with such preferences and rights as it may designate. As of July 31, 1997, there were no issued or outstanding shares of preferred stock.

STOCK OPTIONS

The Company provides equity incentives to employees and directors by means of incentive stock options and non-qualified stock options which historically have been provided under various stock option plans. The Company now issues options from the 1997 Equity Compensation Plan. Stock options generally vest over a period of three to five years. The Company may grant non-qualified stock options at an option price per share determined by the board of directors. Under this plan, the Company has reserved 400,000 shares for issuance as of July 31, 1997. Options generally expire ten years from the date of grant.

Activity under all plans is summarized as follows:

                                                    Shares Under
                                                 Outstanding Options
                                            ------------------------------
                                                                 Weighted-
                                                                  Average
                                            Outstanding           Exercise
                                              Options              Price
                                             ---------           ---------
Balances at July 31, 1994                    3,084,702                $.18
Granted                                        416,767                 .69
Exercised                                    (393,654)                 .23
Expired                                      (354,216)                 .17
                                             ---------           ---------
Balances at July 31, 1995                    2,753,599                 .25
Granted                                        280,252                 .87
Exercised                                    (186,498)                 .23
Expired                                      (333,125)                 .09
                                             ---------           ---------
Balances at July 31, 1996                    2,514,228                 .35
Exercised                                     (29,049)                 .54
Expired                                       (39,871)                 .71
Purchase of options                          (781,131)                 .01
FormMaker options assumed                     810,930                 4.11
                                             ---------           ---------
Balances at July 31, 1997                    2,475,107               $1.68
                                             ---------           ---------
                                             ---------           ---------

Outstanding options at July 31, 1997 include options to purchase 1,356,343 shares of Class B common stock which, upon exercise, may be redeemed in accordance with the terms of the Class B common stock. Such options are fully vested at July 31, 1997. All remaining outstanding options at July 31, 1997 are options to purchase shares of Class A common stock. Options to purchase 357,280 shares of Class A common stock are vested at July 31, 1997.

STOCK-BASED COMPENSATION

Pursuant to SFAS 123, the Company is required to report pro forma information regarding net income (loss) and net income (loss) per share for awards granted or modified in fiscal years 1996 and thereafter as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The weighted average fair value of options granted during fiscal 1997 and 1996 was $4.08 and $.87, respectively. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model. The Black-Scholes model requires the input of various assumptions. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends or volatility and the following weighted-average assumptions:

                                                   1997             1996
                                                  ------           ------
Expected life (years)                              1.75             3.25
Risk-free interest rate                            5.75%            5.90%

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information for the years ended July 31 is as follows:

                                                   1997            1996
                                              -------------     ----------
Net income (loss):
  As reported                                 ($16,101,787)     $2,321,280
  Pro forma                                    (16,119,086)      2,143,767

Net income (loss) per share:
  As reported                                       ($3.19)           $.33
  Pro forma                                          (3.20)            .30

WARRANTS

During 1996, warrants to purchase 274,779 shares of common stock were exercised and warrants to purchase 2,173 shares of common stock expired.

In connection with the Merger, the Company assumed warrants with a seven year term held by stockholders and a director of FormMaker to purchase common stock. Additional warrants with a three year term were issued by FormMaker to stockholders immediately prior to the Merger in connection with $3,000,000 of subordinated notes (see also Note 5). All of the above warrants were converted into warrants to purchase 522,085 shares of Class A common stock based on FormMaker's exchange ratio.

Warrants to purchase 610,000 shares of Class A common stock were sold to stockholders for $6,100 in connection with the stockholders obligations under the Liquidity Agreement. These warrants have a three year term.

The following warrants are outstanding as of July 31, 1997:

                                                                 Exercise Price
                                                  Warrants          Per Share
                                                  --------       --------------
Warrants to Safeguard,
  Technology Leaders II, L.P.,
  and Technology Leaders II
  Offshore C.V.                                     215,275            $.03
Warrants to a director of the
  Company                                           102,270           $4.08
Warrants to Safeguard,
  Technology Leaders II, L.P.,
  and TL Venture Third Corp.                        204,540           $5.10
Warrants to Safeguard,
  Technology Leaders II, L.P.,
  and Technology Leaders II
  Offshore C.V.                                     610,000           $5.00
                                                  ---------
Total                                             1,132,085
                                                  ---------
                                                  ---------

NOTE 8 - INCOME TAXES

Deferred tax assets (liabilities) are comprised of the following at July 31:

                                           1997          1996         1995
                                        ----------    ----------   ----------
Gross deferred tax assets:
  Deferred revenue                        $128,156     $261,500     $387,222
  Loss carryforwards                     2,491,006            0            0
  Tax credit carryforwards                 426,484      247,531      419,129
  Accounts receivable allowance            178,500      119,000      110,500
  Deferred lease costs                     204,594            0            0
  Compensation expense related
   to stock options                      1,751,614       58,323            0
  Other                                    290,794       77,993       82,484
                                        ----------     --------     --------
                                         5,471,148      764,347      999,335
                                        ----------     --------     --------
Gross deferred tax liabilities:
   Capitalized software                 (2,518,759)    (660,171)    (755,433)
   Other                                  (149,174)     (87,778)     (57,459)
                                        ----------     --------     --------
                                        (2,667,933)    (747,949)    (812,892)
                                        ----------     --------     --------
   Net                                   2,803,215       16,398      186,443
                                        ----------     --------     --------
   Less valuation allowance             (1,392,817)           0            0
                                        ----------     --------     --------
   Net deferred tax asset               $1,410,398      $16,398     $186,443
                                        ----------     --------     --------
                                        ----------     --------     --------

The provision (benefit) for income taxes charged to operations was as follows:

                                          1997           1996           1995
                                     -----------      ----------     ----------
Current tax expense:
  U.S. federal                          $185,000      $1,048,000       $778,000
  State, local & foreign                  65,000         125,000         75,000
                                     -----------      ----------     ----------
Total current                            250,000       1,173,000        853,000
                                     -----------      ----------     ----------
Deferred tax expense:
  U.S. federal                        (1,394,000)        162,000        330,000
  State, local & foreign                       0               0              0
                                     -----------      ----------     ----------
Total deferred                        (1,394,000)        162,000        330,000
                                     -----------      ----------     ----------
Total provision
 (benefit)                           ($1,144,000)     $1,335,000     $1,183,000
                                     -----------      ----------     ----------
                                     -----------      ----------     ----------

The provision (benefit) for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences:

                                         1997            1996           1995
                                     -----------      ----------     ----------

Statutory U.S. tax rates             ($5,863,568)     $1,243,135     $1,083,213
Increase (decrease)
 in rates resulting from:
Nondeductible items:
   In-process technology               4,590,000               0              0
   Other                                  41,375          16,173         34,550
State, local and foreign taxes (net)      42,900          82,500         49,500
Other                                     45,293          (6,808)        15,737
                                     -----------      ----------     ----------
Effective tax rates                  ($1,144,000)     $1,335,000     $1,183,000
                                     -----------      ----------     ----------
                                     -----------      ----------     ----------

Income taxes currently payable for the years ended July 31, 1997, 1996, and 1995 were reduced by approximately $160,000, $170,000, and $170,000, respectively through the utilization of net operating loss and tax credit carryforwards.

At July 31, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $7,300,000 that generally expire in the years ending 2000 through 2012.

The Company has approximately $426,000 of research and development tax credit, investment tax credit, and alternative minimum tax credit carryforwards. The tax credit carryforwards generally expire in the years ending 2006 through 2012.

Due to ownership changes, a portion of the Company's net operating loss and tax credit carryforwards is subject to an annual cumulative limitation with respect to the amounts which may be utilized in any one year. The Company believes realization of the net deferred tax asset, net of valuation allowance, to be more likely than not.

The Company made estimated and regular income tax payments of $640,000, $700,000 and $290,000 during the years ended July 31, 1997, 1996, and 1995, respectively.

NOTE 9 - MAJOR CUSTOMERS AND RELATED PARTY TRANSACTIONS

Safeguard and, in the aggregate, Technology Leaders II, L.P., Technology Leaders II Offshore C.V., and TL Ventures Third Corp., own approximately 20% and 10%, respectively, of the Company's fully diluted outstanding common stock at July 31, 1997. Interest expense related to notes payable to these parties totaled $69,917 in 1997. The balance of this debt and other related party transactions are also described elsewhere in the notes to consolidated financial statements.

FormMaker has entered into various agreements with a major customer (Policy Management Systems or "PMSC") to provide certain processing services and to grant PMSC certain marketing and licensing rights to FormMaker's software. Revenues of $2,998,813 from PMSC were recognized by the Company from the date of the Merger through July 31, 1997 under the terms of these agreements. Effective May 1997, PMSC provided 12 months termination notice of its agreement with FormMaker regarding processing services. The marketing agreement expires on December 31, 1999; however, PMSC can unilaterally terminate the marketing agreement with FormMaker beginning January 1, 1998 by providing 90 days' prior written notice.