Form 10-K, Exhibit 13
period 1999-07-31
DOCUCORP INC
filed 1999-10-29
CIK 1033864

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

      Certain information contained herein may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included herein, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include, but are not limited to, technological advances, dependence upon the insurance and utilities industries, Year 2000 compliance, attraction and retention of technical employees, and fluctuations in operating results. Should one or more of these risks or uncertainties, among others as set forth herein, materialize, actual results may vary materially from those estimated, anticipated, or projected. Although the Company believes that the expectations reflected by such forward-looking statements are reasonable based on information currently available to the Company, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from the Company's expectations are set forth herein. All forward-looking statements included herein and all subsequent oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

Overview

      DocuCorp develops, markets, and supports a portfolio of print and Internet, enterprise-wide document automation software products that enable users to create, publish, manage, and archive complex, high-volume, individualized documents. In addition, the Company provides document automation consulting, application integration, training, and document outsourcing through a 200-person service organization. Document outsourcing is performed using the Company's software to provide processing, print, mail, archival, and Internet delivery of documents for customers who outsource this activity.

      DocuCorp was formed in connection with the acquisition of FormMaker Software, Inc. ("FormMaker") by Image Sciences, Inc. ("Image Sciences") (the "Merger"). The Merger was treated as an acquisition of FormMaker by Image Sciences, and accordingly, the Merger transaction was recorded under the purchase method of accounting. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Consolidated results of FormMaker are included from the effective date of the Merger, May 15, 1997. Due to the lack of comparability of the results of operations for periods prior to and subsequent to the Merger, supplemental analysis of unaudited pro forma combined statements of operations information of the Company has been included in the accompanying analysis.

      In March 1998, the Company acquired all of the capital stock of EZPower Systems, Inc. ("EZPower") and Maitland Software, Inc. ("Maitland"). EZPower develops, markets, and supports document management software products. Maitland has developed a data acquisition and transformation program which allows users the ability to more easily interface existing applications and databases with document printing and publishing software. Both of these acquisitions were recorded under the purchase method of accounting, and accordingly, the results of operations of EZPower and Maitland for all periods subsequent to the acquisition date are included in the accompanying consolidated financial statements.

      The Company derives its revenues from license fees, recurring maintenance fees, and professional services fees related to its software products. License revenues are generally derived from perpetual and term licenses of software products. Maintenance and other recurring revenues consist primarily of recurring license fees and annual maintenance contracts. Professional services revenues include fees for consulting, implementation, document outsourcing, and education services.

Results of Operations

Historical Operating Results of the Company

      The following table sets forth for the periods indicated selected consolidated statements of operations data. The supplemental unaudited pro forma information of the Company for the year ended July 31, 1997 was prepared assuming the acquisition of FormMaker occurred on August 1, 1996. The supplemental information presented below, expressed in dollars and as a percentage of total revenues for the periods indicated, has been derived from the consolidated financial statements of the Company and the consolidated financial statements of FormMaker. For periods prior to May 15, 1997 the Company, Image Sciences, and FormMaker were not under common control or management and, as a result, the selected unaudited pro forma combined financial information is not necessarily indicative of or comparable to the operating results that would have occurred had the Merger occurred as of or at the beginning of the period presented or that will occur in the future.

                                                          Year ended July 31,
                                            ---------------------------------------------
                                                                      1997        1997
Dollars in thousands                          1999        1998       Actual      Pro Forma
                                            --------    --------    --------     ---------
Revenues
     Professional services                  $ 27,340    $ 25,533    $  6,151     $ 20,828
     License                                  11,403       8,885       4,092        8,153
     Maintenance and other recurring          13,183      10,829       7,260        9,435
                                            --------    --------    --------     --------
       Total revenues                       $ 51,926    $ 45,247    $ 17,503     $ 38,416
                                            ========    ========    ========     ========

Percentage relationship to total revenues
Revenues
     Professional services                        53%         56%         35%          54%
     License                                      22          20          23           21
     Maintenance and other recurring              25          24          42           25
                                            --------    --------    --------     --------
       Total revenues                            100         100         100          100
                                            --------    --------    --------     --------
Expenses
     Professional services                        41          42          23           43
     Product development and support              18          18          28           18
     Selling and marketing                        16          14          13           16
     General and administrative                   11          14          14           14
     Merger-related charges                        0           0         122            0
                                            --------    --------    --------     --------
       Total expenses                             86          88         200           91
                                            --------    --------    --------     --------
       Operating income (loss)                    14          12        (100)           9
     Other income (expense), net                   1           0           1           (2)
                                            --------    --------    --------     --------
       Income (loss) before income taxes          15          12         (99)           7
     Provision (benefit) for income taxes          6           5          (7)           3
                                            --------    --------    --------     --------
       Net income (loss)                           9%          7%        (92)%          4%
                                            ========    ========    ========     ========

Fiscal Year Ended July 31, 1999 Compared to Fiscal Year Ended July 31, 1998

Revenues

      Total revenues increased 15% for the year ended July 31, 1999 as compared to the corresponding prior year period. An increase in large dollar software licenses in the insurance market were primarily responsible for the 28% increase in license revenues. Maintenance revenues increased 22% due to an expanding customer base. For the year ended July 31, 1999, professional services revenues increased 7% due to increased consulting and implementation services revenues in the insurance and utilities markets and increased document outsourcing revenues in the utilities market, partially offset by the approximate $4.4 million decline in document outsourcing revenues resulting from the 1998 termination of the Policy Management Systems Corporation ("PMSC") print outsourcing agreement.

      Backlog for the Company's products and services of approximately $35.3 million as of July 31, 1999, of which approximately $19.3 million is scheduled to be satisfied within one year, is primarily composed of recurring software license and maintenance revenues for ongoing maintenance and support, software implementation and consulting services, and print outsourcing services. Software agreements for recurring license fees generally have non-cancelable terms of up to five years. Annual maintenance contracts may generally be terminated upon 30 days' notice; however, the Company has not historically experienced material cancellations of such contracts. Software implementation and consulting services backlog is principally performed under time and material agreements, of which some have cancellation provisions. Print outsourcing services agreements generally provide that fees are charged on a per transaction basis. The estimated future revenues with respect to software implementation and print outsourcing services are based on management's estimate of revenues over the remaining life of the respective contracts.

      FormMaker, which was acquired by the Company in connection with the Merger, historically distributed its line of Document Automation Platform ("DAP") software products to the insurance industry in North America through an exclusive marketing agreement with PMSC. Revenues from PMSC under this agreement for the year ended July 31, 1998 were approximately $5.5 million. In September 1998, both parties agreed to terminate the marketing agreement and enter into a new non-exclusive marketing agreement. The new marketing agreement between the Company and PMSC allows PMSC to market all of the Company's software products to insurance and financial services companies worldwide. For the year ended July 31, 1999, the Company generated revenues of approximately $3.7 million through the PMSC relationship.

      Print outsourcing revenues declined from fiscal year 1998 levels due to the May 1998 termination of the PMSC print outsourcing agreement. The Company received no print outsourcing revenues from PMSC in fiscal year 1999; however, revenues from PMSC under the print outsourcing agreement for the year ended July 31, 1998 were approximately $4.4 million.

Professional services expense

      Professional services expense is composed primarily of personnel expenses related to both consulting and document outsourcing services. Professional services expense increased 10% due to increased personnel costs as the professional services department expanded, offset by a decrease in postage and supplies expense related to the decrease in print outsourcing revenues for the year. The Company's international services expansion has also increased professional services expense for the current fiscal year. For the fiscal years ended July 31, 1999 and 1998, professional services expense represented 77% and 75% of professional services revenues, respectively. The Company expects professional services expense to continue to increase in order to meet additional resource requirements as professional services activities increase domestically and internationally.

Product development and support expense

      Product development and support expense consists primarily of research and development efforts, amortization of capitalized software development costs, customer support, and other product support costs. For the fiscal year ended July 31, 1999, product development and support expense increased 14% compared to the corresponding prior year period. The majority of the increase is related to additional personnel expenses for continued development and support efforts of the Company's products, including additional expenses arising from the acquisitions of EZPower and Maitland in March 1998. The Company anticipates continued increases in development efforts, including Internet applications, integration of its existing product offerings, further development of systems for use in industries such as utilities and financial services, development of new software products utilizing object-oriented technology, and continued support of its existing product lines. Expenditures in this area are expected to increase in relation to the anticipated growth in revenues.

Selling and marketing expense

      Selling and marketing expense increased 42% mainly due to additional personnel expenses incurred as the departments expanded to meet the Company's needs, and increased incentive compensation as a result of higher revenues. In addition, the Company concentrated on increasing market awareness through advertising, trade shows, and market research which increased these expenditures.

General and administrative expense

      In fiscal 1999, general and administrative expense decreased 8%. This is primarily the result of a decrease in legal fees from fiscal 1998, which included legal defense and settlement costs related to the resolution of two litigation matters. The decrease in legal fees was partially offset by an increase in goodwill amortization resulting from the EZPower and Maitland acquisitions in March 1998, and an increase in staffing levels within the general and administrative departments.

Other income (expense), net

      The significant increase in other income (expense), net was due to a material amount of interest income generated during the fiscal year ended July 31, 1999 as compared with interest expense incurred during the prior year. As a result of the receipt of approximately $18.5 million of Initial Public Offering ("IPO") proceeds in April 1998, interest income increased as compared to fiscal 1998 due to higher cash, cash equivalent, and short-term investment balances maintained by the Company. The Company repaid its debt in April 1998 with proceeds from the IPO leaving minimal interest expense, which is related to capital lease obligations.

Provision for income taxes

      The effective tax rate for the years ended July 31, 1999 and 1998, was approximately 43% and 41%, respectively. Goodwill amortization related to the acquisitions of EZPower and Maitland is non-deductible, which increased the effective tax rate for the fiscal 1999 period. The majority of goodwill amortization related to the Merger is also non-deductible. The Company used a portion of its net operating loss carryforwards and outstanding tax credits to offset its current tax liability for the years ended July 31, 1999 and 1998.

Net income

      Net income increased 42% for fiscal 1999. The increase in net income is due primarily to increased higher margin license fees, increased consulting fees, elimination of the PMSC generated print outsourcing and consulting revenues, and increased interest income, partially offset by additional expenses required to meet the revenue levels.

Fiscal Year Ended July 31, 1998 Compared to Fiscal Year Ended July 31, 1997 (Actual)

Revenues

      The inclusion of a full year of FormMaker's results for the fiscal year ended July 31, 1998 was primarily responsible for the 159% increase in total revenues. Professional services revenues increased significantly, and license revenues increased 117% due to inclusion of FormMaker's results in the fiscal year ended July 31, 1998. Maintenance and other recurring revenues increased 49% as a result of inclusion of FormMaker's maintenance revenues and an increased customer base.

      Revenues from PMSC under the exclusive marketing agreement for the year ended July 31, 1998 and 1997 (on a pro forma basis) were approximately $5.5 million and $10.3 million, respectively. In September 1998, both parties agreed to terminate the marketing agreement and enter into a new non-exclusive marketing agreement. The new marketing agreement between DocuCorp and PMSC allows PMSC to market all of the Company's software products to insurance and financial services companies worldwide.

      In May 1998, the PMSC print outsourcing agreement was terminated. Revenues from PMSC under this agreement for the year ended July 31, 1998 and 1997 (on a pro forma basis) were approximately $4.4 million and $5.3 million, respectively.

Professional services expense

      Professional services expense is composed primarily of personnel expenses related to both consulting and print outsourcing services. The majority of the $15.0 million increase is due to the inclusion of FormMaker personnel and related expenses during the entire fiscal year ended July 31, 1998. Postage and supplies expense of approximately $4.0 million for print outsourcing services, compared with $1.0 million in the prior year, also contributed to the increase. For the fiscal years ended July 31, 1998 and 1997, professional services expense represented 75% and 65% of professional services revenues, respectively. The increase in cost as a percentage of professional services revenues is mainly due to higher profit margins earned under a short-term print outsourcing agreement in fiscal 1997.

Product development and support expense

      Product development and support expense consists primarily of research and development efforts, amortization of capitalized software development costs, customer support, and other product support costs. For the fiscal year ended July 31, 1998, product development and support expense increased 68% compared to the corresponding prior year period, largely due to development efforts related to the Company's DAP product line, which was acquired in the Merger.

Selling and marketing expense

      Selling and marketing expense increased 165% primarily as the result of inclusion of operations acquired in the Merger and increased commissions. Sales commissions increased due to increased revenues and a new fiscal 1998 sales compensation plan that was expanded to provide compensation on all revenue types. The Company also focused on advertising, marketing, and participating in trade shows to increase market awareness, which increased these types of expenditures.

General and administrative expense

      In fiscal 1998, general and administrative expense increased 166%. The increased expense resulted from inclusion of operations acquired in the Merger, goodwill amortization as a result of the Merger and recent acquisitions, and legal defense and settlement costs related to the resolution of two outstanding litigation matters.

Other income (expense), net

      The 183% decrease in other income (expense), net was due to a decrease in interest income and a significant increase in interest expense. Interest income decreased due to an $8.0 million distribution to stockholders and option holders concurrent with the Merger in May 1997.

Interest expense was significantly higher in fiscal 1998 due to the assumption of debt and capitalized leases in connection with the Merger and acquisitions. As a result of the receipt of approximately $18.5 million of IPO proceeds in April 1998, interest income increased in the fourth quarter of fiscal 1998.

Provision for income taxes

      The effective tax rate for the year ended July 31, 1998 was approximately 41%. The majority of goodwill amortization related to the Merger and recent acquisitions is non-deductible, which increased the effective tax rate for fiscal 1998. The tax benefit related to the net loss for the fiscal year ended July 31, 1997 was approximately 7% due to the non-deductibility, for tax purposes, of the in-process technology charge associated with the Merger. The Company used a portion of its net operating loss carryforwards and outstanding tax credits to offset its current tax liability for the fiscal year ended July 31, 1998.

Net income

      Net income increased significantly due to increased revenues, inclusion of FormMaker's results for a full year, and economies of scale achieved with the combined companies. During fiscal year 1997, the Company incurred non-recurring Merger-related charges of $21.4 million.

Fiscal Year Ended July 31, 1998 Compared to Fiscal Year Ended July 31, 1997 (pro forma)

Revenues

      Revenues for the fiscal year ended July 31, 1998 increased 18% compared to pro forma total revenues for the prior year period due primarily to a 23% increase in professional services revenues. Professional services revenues increased due to significant increases in consulting and implementation services to the insurance and utilities industries and increases in the print outsourcing business during fiscal 1998. License revenues increased 9% in the fiscal year ended July 31, 1998 due primarily to increases in license revenues to the utilities industry. Maintenance and other recurring revenues increased 15% in the fiscal year ended July 31, 1998 due to an expanded number of customers utilizing the combined companies' product offerings.

Professional services expense

      Professional services expense increased 15% for the fiscal year ended July 31, 1998 compared to pro forma expense for the prior year period due primarily to increased staffing and related costs as the professional services organizations were expanded. Professional services expense represented 75% and 79% of professional services revenues for the years ended July 31, 1998 and 1997 (on a pro forma basis), respectively. The decrease in cost as a percentage of professional services revenues is due primarily to replacement of lower margin third-party revenues with more profitable direct business and efficiencies achieved from the Merger.

Product development and support expense

      Product development and support expense increased 22% for the fiscal year ended July 31, 1998 as compared to pro forma expense for the prior year period as the Company continued to develop new technologies, including integration of the EZPower and Maitland products with its existing product offerings, as well as enhance and update its existing product offerings. As a percentage of total revenues, product development and support expense was 18% for both the years ended July 31, 1998 and 1997 (on a pro forma basis).

Selling, general and administrative expense

      Selling, general and administrative expense increased 7% for the fiscal year ended July 31, 1998 as compared to pro forma expense for the prior year period. As a percentage of total revenues, these expenses decreased to 28% for the year ended July 31, 1998 from 30% for the year ended July 31, 1997 (on a pro forma basis) as a result of increased economies of scale from higher revenues and the impact of combined operations. The Company attributes the aggregate increase primarily to selling costs related to the increase in revenues, as well as legal defense and settlement costs incurred in fiscal 1998.

Other income (expense), net

      Other income (expense), net decreased 74% for the fiscal year ended July 31, 1998 compared to pro forma other income (expense), net for the prior year period due primarily to the repayment of the Company's outstanding debt in April 1998 with the receipt of IPO proceeds. Interest income increased during the fourth quarter of fiscal 1998 as a result of the significant cash and cash equivalent balances.

Provision for income taxes

      The effective tax rates for both the years ended July 31, 1998 and 1997 (on a pro forma basis) were approximately 41%. These rates differ from the federal statutory rate due primarily to non-deductible goodwill amortization related to the Merger and recent acquisitions.

Net income

      Net income increased by approximately $1.5 million for the fiscal year ended July 31, 1998 as compared to pro forma net income for the prior year period due primarily to an 18% increase in revenues, partially offset by a 14% increase in operating expenses.

Year 2000

      The Year 2000 computer issue is primarily the result of Information Technology ("IT") or non-IT systems and programs with date sensitive devices, such as embedded chips or code using a two digit date format, as opposed to four digits, to indicate the year. Such systems and programs may be unable to correctly interpret dates beyond the year 1999, which could cause a system failure or other errors, with the resultant disruption in the operation of such systems. The Company has assembled an internally staffed team to address and manage the Year 2000 project related to the Company's products and services offerings, as well as any IT and non-IT internal systems supporting the Company's operations.

Status of Year 2000 Readiness

      The Company's analysis of the Year 2000 project consists of the following five phases: awareness, assessment, renovation, validation, and implementation. The awareness phase consists of defining the scope of the Year 2000 problem and establishing a corporate infrastructure and overall strategy to perform compliance work. The assessment phase must identify all hardware, software, networks, other various processing platforms, and customer and vendor interdependencies affected by the Year 2000 problem. This assessment must go beyond information systems and include environmental systems that are dependent on embedded microchips, such as security systems, elevators, and vaults. The renovation phase includes code enhancements, hardware and software upgrades, system replacements, vendor certification, and other associated changes. The validation process includes testing incremental changes to hardware and software components. Finally, in the implementation phase, systems should be certified as Year 2000 compliant and be accepted by the business users. For those systems, which are not compliant, the consequences will be assessed and any contingency plans put into effect.

Internal Infrastructure

      With respect to the Company's internal IT and non-IT software systems and hardware, the Company has identified substantially all of the major computers, software applications, and related equipment used in connection with its internal operations that must be modified, upgraded, or replaced to minimize the possibility of a material disruption to its business. The Company has generally completed the process of modifying, upgrading, and replacing major IT and non-IT software systems and hardware which have been identified as potentially being adversely affected. To date, the Company has incurred approximately $330,000 related to Year 2000 compliance for its internal IT and non-IT computer systems. Additionally, the Company expects to incur an additional $225,000 related to Year 2000 compliance for its internal IT and non-IT computer systems.

Product Line and Services Offerings

      With respect to the Company's product line and services offerings, current versions of the Company's products are designed to be Year 2000 compliant. The Company has identified all previous versions of its products which were not Year 2000 compliant and has completed the process of testing and upgrading its product offerings. Customers using pre-Year 2000 compliant versions of the Company's software products are entitled to receive upgraded Year 2000 compliant software as part of their software support agreements with the Company, as long as the customer support agreement remains in force. The Company has completed the process of assessing the extent to which its services implementations are Year 2000 compliant. To the extent the Company is directly involved in resolving any non-compliant services implementations, generally the customer will be responsible for the fees associated with such services. Accordingly, the Company does not currently believe that the effects of any Year 2000 non-compliance in the Company's installed base of products or services offerings will result in a material adverse impact on the Company's business or financial condition. However, the Company is unable to predict the impact, if any, on the Company's revenues as a result of its customers being distracted from their document automation needs as their attention is re-directed, or customer resources are diverted, to becoming Year 2000 compliant. Additionally, the Company is unable to predict the impact, if any, on the Company's revenues as a result of customers and prospects not purchasing additional software and services for the remainder of this calendar year due to customers not wanting to introduce any new products into their computing environments.

Vendors

      The Company has mailed questionnaires to substantially all third-party vendors and suppliers of the major computers, software, and other equipment used, operated, or maintained by the Company to identify and, to the extent possible, to resolve issues involving the Year 2000 problem. Responses to these questionnaires are verified against information included with current releases of vendors' products and services and on vendor web sites. Although the Company is undertaking efforts to ensure that all its systems and programs are Year 2000 compliant, the Company has no control over services, functions, and data provided by third-party vendors and others which may result in the inability to provide services. The extent to which third-party customers and vendors do not become Year 2000 compliant on a timely basis or may be indirectly impacted by the Year 2000 issue may have a material adverse effect on the Company.

Systems Other than IT Systems

      In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, air conditioning, fire systems, and other common devices may be affected by the Year 2000 problem. The Company has completed the remediation of these systems and believes that all major leased facilities are Year 2000 compliant.

Contingency Plans

      The Company is currently developing contingency plans to be implemented if its efforts to identify and correct Year 2000 problems affecting its internal systems are not effective. For mission critical projects, the Company expects to complete its contingency plans by early November 1999. Depending on the systems affected, these plans could include accelerated replacement of affected equipment or software; short- to medium-term use of backup sites, equipment, and software; increased work hours for our personnel; and use of contract personnel to correct on an accelerated schedule any Year 2000 problems that arise or to provide manual workarounds for IT systems.

Disclaimer

      The discussion of the Company's efforts relating to Year 2000 compliance are forward-looking statements. The ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of programming and testing resources, third-party suppliers' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

Acquired In-Process Research and Development and Related Costs

      Based on the results of an independent third-party appraisal, the Company recorded charges of $13.5 million in the fourth quarter of fiscal 1997 to expense in-process research and development ("in-process R&D") costs related to the acquisition of FormMaker. The aggregate purchase price related to the Merger, including direct acquisition costs, was approximately $20.4 million which was allocated to the fair value of the net identifiable assets acquired, including in-process R&D. Acquired in-process R&D represents the present value of the estimated future cash flows expected to be generated by FormMaker in-process R&D. The allocation of $13.5 million to in-process R&D represented the estimated fair value based on risk-adjusted cash flows related to the in-process R&D projects. In the opinion of management and independent third-party appraisers, the development of these projects had not yet reached technological feasibility and therefore, the in-process R&D had no alternative future uses. Accordingly, these costs were charged to operations on the closing date of the Merger.

      The value assigned to purchased in-process R&D was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process R&D was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by FormMaker and its competitors.

      The estimated revenues for the in-process R&D assumed a compound annual growth rate of approximately 30% in the four years following introduction, assuming the successful completion and market acceptance of the major R&D programs. For each of the acquired in-process R&D efforts, the estimated revenues for the in-process projects were expected to peak within three to four years of acquisition and then decline as other new products and technologies are expected to enter the market.

      The rates utilized to discount the net cash flows to their present value were based on cost of capital calculations. Due to the nature of the forecast and the risks associated with the projected growth and profitability associated with FormMaker's in-process R&D, a discount rate of 27% was used to value in-process R&D, and a discount rate of 20% was used for the existing products and technology. This discount rate was commensurate with the acquired in-process R&D projects' stages of development and the uncertainties in the economic estimates described above. As of the date of the Merger, FormMaker had spent approximately $1.3 million on in-process R&D projects. Subsequent to the date of the Merger, the Company expended approximately $1.0 million for the completion of the in-process R&D projects which approximated the expected costs to complete such projects.

      Milestones for the in-process R&D projects were also examined as of the date of the Merger. For each in-process R&D project, Company engineers evaluated the critical milestones. This included comprehensive analysis of each of the acquired product lines' in-process R&D to clarify the technological hurdles that the development team had overcome at the date of the Merger as well as the hurdles that the engineers faced going forward to complete the remaining development efforts. From this analysis, the overall significance of tasks completed versus tasks remaining were assessed. For all categories, a greater level of significance was associated with completed tasks. This implied that a greater degree of overall value was attributable to the completed tasks relative to those indicated by the cost metrics. Based on estimates made by FormMaker's R&D professionals regarding technical achievements completed as of the date of the Merger, the milestone percentage was determined to be approximately 75%. Utilizing this milestone analysis for the in-process R&D valuation resulted in values for incomplete R&D projects which approximated the $13.5 million appraisal value.

      At the time of the Merger, FormMaker offered a basic portfolio of document automation processing and imaging software products. FormMaker's product lines and related services stemmed from its DAP and Multi-user Archival & Retrieval System ("MARS") technologies.

      The acquired in-process R&D value was comprised of several ongoing projects intended to address the issues of technological advances in the marketplace such as new client/server architecture, new delivery mechanisms, the Internet, emergence of the Windows NT operating system, object integration on the desktop, and new standards such as Microsoft's Active-X, Microsoft's ODBC, and Sun Microsystems' Java, which were making the development and implementation of new products increasingly complex. These advances in technology required creating highly advanced products that could handle substantial increases in demand, as well as end user requirements for more complex graphics-intensive material. This led to development efforts which centered around new DAP and MARS technologies and incorporated innovative new features and a wide array of advanced functions. FormMaker was addressing industry and technological trends by developing new delivery mechanisms via the Internet, object integration on the desktop, new DAP architecture, platform independence, improved workflow functionality, product compatibility, DAP and MARS integration, and the development of migration and upgrade paths.

      At the Merger date, there were still significant efforts needed to bring the acquired in-process technologies and projects to fruition. These efforts principally related to the completion of planning, designing, architecturing, coding, prototyping, scalability, verification, and testing activities that were necessary to establish that the proposed technologies would meet their design specifications. These projects had not yet reached technological feasibility at the time of the

Merger. Management expected to continue to support these efforts and believed FormMaker had a reasonable chance of successfully completing the R&D programs. However, there was risk associated with the completion of the projects and there was no assurance that any would reach either technological or commercial success. If these projects were not successfully developed, the sales and profitability of the combined company could have been adversely affected in future periods.

      Subsequent to the Merger, the majority of the original R&D projects were completed in accordance with FormMaker's plans. The fruition of these projects resulted in advanced new product technologies represented by the launch of the Internet Document Server ("IDS") versions 1.0 and 1.3, Bill Print version 1.0 and 1.1, and which fueled the release of two new DAP products.

      The emergence of the IDS products represented the completion of a key revolutionary technology. This new rules-based transaction processing server, released in October 1997, allows for the dynamic generation of documents in industry-standard Adobe PDF format for Web delivery and the ability to archive documents in a pure "thin-client" fashion. The second phase of ongoing projects aimed at addressing new Internet functionalities pushed forward the release of IDS version 1.3 in December 1998, which further addressed new delivery mechanisms and standards such as Microsoft's Active-X, Microsoft's ODBC, and Sun Microsystem's Java and represents the completion of the in-process R&D acquired in the Merger. The Company began recognizing revenue related to IDS products during fiscal year 1998.

      FormMaker's pre-acquisition efforts in developing new printing technologies have resulted in the release of Bill Print versions 1.0 and 1.1 in October 1997 and March 1998, respectively, which address the high-volume complex bill and statement printing needs of the utilities industry.

      FormMaker's investments in developing innovative features, new workflow capabilities, object-oriented desktop integration, multiple language system communications, improved graphics capabilities and platform and hardware adaptability proved fruitful in yielding new DAP releases in September 1997 that could adequately address international markets and open new industries, such as utilities and financial services.

      The release of Bill Print versions 1.0 and 1.1 and the new DAP releases have contributed to a significant increase in revenues derived from the utilities market. Revenues in this market increased in excess of 160% in the fiscal year ended July 31, 1998, as compared to the previous fiscal year, and greater than 29% for the fiscal year ended July 31, 1999, as compared to the corresponding prior year period. In addition, these releases of in-process R&D have resulted in recent licenses to the financial services industry.

      Most of the in-process R&D projects acquired in the Merger have been completed on schedule, but minor delays have occurred due to changes in technological and market requirements for document automation processing and imaging systems. Although all in-process R&D projects have been completed, no assurance can be made that the Company's recent releases will be met with market acceptance.

      As discussed in Note 5 of the notes to consolidated financial statements, the Company has responded to inquiries by the Securities and Exchange Commission ("SEC") regarding the value ascribed to the technology acquired as in-process R&D in connection with the Merger. To date, the Company has not received further inquiries from the SEC. However, depending upon the outcome of any future discussions with the SEC, the Company's historical reported results could potentially be subject to restatement to reflect a reduction of the in-process R&D charge.

A reduction of the in-process R&D charge would result in a corresponding increase in the amount of goodwill, which is being amortized over a ten year period.

Liquidity and Capital Resources

      At July 31, 1999, the Company's principal sources of liquidity consisted of cash and cash equivalents of approximately $6.5 million and short-term investments of approximately $6.9 million. The Company completed an IPO in the form of a rights offering to Safeguard Scientifics, Inc. stockholders in April 1998. Net proceeds to the Company from this offering, after deduction of the underwriting discount and IPO expenses, were approximately $18.5 million.

      Cash and cash equivalents for the year ended July 31, 1999 decreased approximately $8.0 million primarily as a result of investing approximately $6.9 million in short-term investments and repurchasing approximately $7.1 million of the Company's stock on the open market. The decrease was substantially offset by cash generated from operations. Cash flows used in investing activities of approximately $10.4 million was primarily related to the purchase of short-term investments, development of capitalized software, and purchase of fixed assets. As of July 31, 1999, the Company had approximately 1,170,000 shares of treasury stock outstanding at an average per share cost of $4.73.

      Working capital was approximately $15.5 million at July 31, 1999, compared with approximately $16.0 million at July 31, 1998.

      In connection with the Merger, the Company assumed a $10.0 million revolving credit facility from FormMaker. This credit facility was renegotiated in September 1997. In September 1998, the Company allowed $6.5 million of the credit facility to expire under its normal terms. The remaining $3.5 million bears interest at the bank's prime rate less 0.25%, or 7.75% as of July 31, 1999, and was renewed and extended to March 2000. Under the credit facility, the Company is required to maintain certain financial covenants. As of July 31, 1999 there were no borrowings under this credit facility.

      The Company's liquidity needs are expected to arise primarily from funding the continued development, enhancement, and support of its software offerings, selling and marketing costs associated principally with continued entry into new vertical and international markets, and repurchase of treasury stock under the Company's stock repurchase program. Although the Company has no current commitments or agreements with respect to any acquisition of other businesses or technologies, a portion of the Company's cash could be used to acquire complementary businesses or obtain the right to use complementary technologies.

      The Company currently anticipates that existing cash, short-term investment balances, its existing credit facility, and cash generated from operations will be sufficient to satisfy its operating cash needs for the foreseeable future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

--------------------------------------------------------------------------------

                        Report of Independent Accountants

To the Board of Directors and Stockholders of DOCUCORP INTERNATIONAL, INC.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of DocuCorp International, Inc. and its subsidiaries at July 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Dallas, Texas
September 9, 1999

                          DocuCorp International, Inc.
                           Consolidated Balance Sheets
                             July 31, 1999 and 1998

                (in thousands except share and per share amounts)
--------------------------------------------------------------------------------

                                                                     1999        1998
                                                                   --------    --------
Assets
  Current assets
    Cash and cash equivalents                                      $  6,459    $ 14,440
    Short-term investments                                            6,914           0
    Accounts receivable, net of allowance
       of $675 and $950, respectively                                14,436      11,926
    Current portion of deferred taxes                                   469         469
    Income tax refund receivable                                        729         706
    Other current assets                                              1,806       1,245
                                                                   --------    --------
          Total current assets                                       30,813      28,786

  Fixed assets, net of accumulated depreciation
      of $4,584 and $3,258, respectively                              3,570       2,980
  Software, net of accumulated amortization
      of $9,045 and $7,047, respectively                              7,728       8,136
  Deferred taxes                                                        388         671
  Goodwill, net of accumulated amortization
      of $2,479 and $1,127, respectively                              9,693      11,022
  Other assets                                                          726         326
                                                                   --------    --------
                                                                   $ 52,918    $ 51,921
                                                                   ========    ========

Liabilities and stockholders' equity
  Current liabilities
     Accounts payable                                              $  1,692    $  1,750
     Accrued liabilities
       Accrued compensation                                           2,893       1,207
       Other                                                          1,262       1,141
     Income taxes payable                                               364         224
     Deferred revenue                                                 9,089       8,476
                                                                   --------    --------
          Total current liabilities                                  15,300      12,798
   Other long-term liabilities                                          624         690
   Stockholders' equity:
     Common stock, 50,000,000 shares authorized, $.01 par value,
        16,593,849 and 16,525,561 shares issued, respectively           166         165
     Additional paid-in capital                                      47,976      47,562
     Treasury stock, 1,170,275 shares at cost                        (5,539)          0
     Retained deficit                                                (5,547)     (9,229)
     Notes receivable from stockholders                                 (62)        (65)
                                                                   --------    --------
          Total stockholders' equity                                 36,994      38,433
                                                                   --------    --------
                                                                   $ 52,918    $ 51,921
                                                                   ========    ========

          See accompanying notes to consolidated financial statements.

                          DocuCorp International, Inc.
                      Consolidated Statements of Operations
                For the Years Ended July 31, 1999, 1998, and 1997

                     (in thousands except per share amounts)
--------------------------------------------------------------------------------

                                                      1999       1998        1997
                                                    --------   --------    --------
Revenues
     Professional services                          $ 27,340   $ 25,533    $  6,151
     License                                          11,403      8,885       4,092
     Maintenance and other recurring                  13,183     10,829       7,260
                                                    --------   --------    --------
                Total revenues                        51,926     45,247      17,503
                                                    --------   --------    --------

Expenses
     Professional services                            20,958     19,032       4,000
     Product development and support                   9,492      8,318       4,956
     Selling and marketing                             8,437      5,955       2,246
     General and administrative                        5,808      6,341       2,383
     Merger-related charges                                0          0      21,378
                                                    --------   --------    --------
                Total expenses                        44,695     39,646      34,963
                                                    --------   --------    --------
                Operating income (loss)                7,231      5,601     (17,460)
     Other income (expense), net                         622       (177)        214
                                                    --------   --------    --------
                Income (loss) before income taxes      7,853      5,424     (17,246)
     Provision (benefit) for income taxes              3,340      2,240      (1,144)
                                                    --------   --------    --------
                Net income (loss)                   $  4,513   $  3,184    $(16,102)
                                                    ========   ========    ========

Net income (loss) per share:
     Basic                                          $    .28   $    .25    $  (2.18)
                                                    ========   ========    ========
     Diluted                                        $    .26   $    .21    $  (2.18)
                                                    ========   ========    ========

Weighted average shares outstanding used in
  the net income (loss) per share calculation:
     Basic                                            16,001     12,587       7,377
                                                    ========   ========    ========
     Diluted                                          17,570     14,865       7,377
                                                    ========   ========    ========

          See accompanying notes to consolidated financial statements.

                          DocuCorp International, Inc.
                      Consolidated Statements of Cash Flows
                For the Years Ended July 31, 1999, 1998, and 1997

                                 (in thousands)
--------------------------------------------------------------------------------

                                                                    1999        1998        1997
                                                                  --------    --------    --------
Cash flows from operating activities
    Net income (loss)                                             $  4,513    $  3,184    $(16,102)
    Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
          Charge for acquired in-process technology                      0           0      13,500
          Stock option compensation expense                             12          20       7,698
          Depreciation                                               1,326       1,274         574
          Amortization of capitalized software                       1,998       1,787         931
          Amortization of goodwill                                   1,352         966         160
          Tax benefit from utilization of net operating loss             0         350           0
          Increase (decrease) in allowance for doubtful
              accounts                                                (275)        404         (63)
          Changes in assets and liabilities, net of effects
              from acquisitions:
                Increase in accounts receivable                     (2,235)     (3,234)        (76)
                Increase in income tax refund receivable               (23)       (202)       (504)
                (Increase) decrease in deferred tax assets             283           2      (1,011)
                Increase in other assets                              (961)        (45)        (23)
                Increase (decrease) in accounts payable                (81)        508        (175)
                Increase (decrease) in accrued liabilities           1,803        (615)        432
                Increase (decrease) in income taxes payable            140        (188)       (243)
                Increase in deferred revenue                           613       1,667       1,326
                Decrease in deferred tax liabilities                     0           0        (383)
                                                                  --------    --------    --------
                   Total adjustments                                 3,952       2,694      22,143
                                                                  --------    --------    --------
                   Net cash provided by operating activities         8,465       5,878       6,041
                                                                  --------    --------    --------

Cash flows from investing activities
    (Purchase) sale of short-term investments, net                  (6,914)          0       5,309
    Purchase of fixed assets                                        (1,916)       (995)       (547)
    Capitalized software development costs                          (1,590)     (1,515)       (997)
    Net cash acquired in business combinations                           0          31       1,714
                                                                  --------    --------    --------
                  Net cash provided by (used in)
                   investing activities                            (10,420)     (2,479)      5,479
                                                                  --------    --------    --------

Cash flows from financing activities
    Repayment of debt                                                    0     (11,877)     (2,448)
    Principal payments under capital lease obligations                 (62)       (401)       (148)
    Purchase of treasury stock                                      (7,076)          0           0
    Purchase of tendered stock and options                               0           0      (5,192)
    Preferred stock dividend                                             0           0      (2,808)
    Proceeds from exercise of warrants and options                     569       1,056          16
    Proceeds from sale of warrants                                       0           0           6
    Tax benefit related to stock option exercises                      192         531          14
    Net proceeds from issuance of stock                                  0      18,589           0
    Proceeds from repayment of note receivable from stockholder          3           6           0
    Proceeds from stock issued to employees under Employee
       Stock Purchase Plan                                             348         268           0
                                                                  --------    --------    --------
                   Net cash provided by (used in)
                    financing activities                            (6,026)      8,172     (10,560)
                                                                  --------    --------    --------
Net increase (decrease) in cash and cash equivalents                (7,981)     11,571         960
Cash and cash equivalents at beginning of year                      14,440       2,869       1,909
                                                                  ========    ========    ========
Cash and cash equivalents at end of year                          $  6,459    $ 14,440    $  2,869
                                                                  ========    ========    ========

              See non-cash activities disclosed in Notes 4 and 10.

          See accompanying notes to consolidated financial statements.

                          DocuCorp International, Inc.
           Consolidated Statements of Changes in Stockholders' Equity
                For the Years Ended July 31, 1999, 1998 and 1997
                       (in thousands except share amounts)
--------------------------------------------------------------------------------

                                                                   Additional                 Retained
                                           Preferred     Common      Paid-in     Treasury     Earnings        Notes
                                             Stock        Stock      Capital       Stock      (Deficit)    Receivable       Total
                                           ---------    --------    ---------    ---------    --------     ----------      -------
Balance at July 31, 1996                   $     202    $     40    $   1,298    $       0    $  6,497      $      0       $ 8,037
Exercise of stock options to purchase
    34,339 and 520 shares of Common
    Stock and Class B common stock,
    respectively                                               1           14                                                   15
Payment of preferred stock dividend                                                             (2,808)                     (2,808)
Purchase of 865,513 shares of tendered
    Common Stock                                              (9)      (2,488)                                              (2,497)
Conversion of Image Sciences common
    stock and preferred stock to 5,622,709
    shares of Class B common stock              (202)        (32)     (18,883)                                             (19,117)
Conversion of FormMaker common stock to
    5,114,789 shares of Common Stock                          51       19,949                                               20,000
Assumption of notes receivable from
stockholders                                                                                                     (71)          (71)
Sale of warrants to purchase Common Stock                                   6                                                    6
Compensation expense related to
      non-qualified stock options                                       5,002                                                5,002
Tax benefit from stock option exercises                                    15                                                   15
Net loss                                                                                       (16,102)                    (16,102)
                                           ---------    --------    ---------    ---------    --------      --------       -------
Balance at July 31, 1997                           0          51        4,913            0     (12,413)          (71)       (7,520)
Exercise of stock options to purchase
    885,993 shares of Common Stock                             9        1,047                                                1,056
Conversion of 5,623,229 shares of Class B
    common stock to Common Stock                              56       19,063                                               19,119
Issuance of 4,000,000 shares of Common
    Stock in initial public offering                          40       18,549                                               18,589
Repayment of note receivable from
    stockholder                                                                                                    6             6
Stock issued for acquisitions                                  8        3,172                                                3,180
Issuance of 62,982 shares of Common
    Stock to employees under ESPP                              1          267                                                  268
Compensation expense related to
    non-qualified stock options                                            20                                                   20
Tax benefit from stock option exercises                                   531                                                  531
Net income                                                                                       3,184                       3,184
                                           ---------    --------    ---------    ---------    --------      --------       -------
Balance at July 31, 1998                           0         165       47,562            0      (9,229)          (65)       38,433
Exercise of stock options to purchase
    338,571 shares of Common Stock                             1          210        1,132        (774)                        569
Purchase of 1,522,526 shares of Treasury
    Stock                                                                           (7,076)                                 (7,076)
Repayment of note receivable from
    stockholder                                                                                                    3             3
Issuance of 81,968 shares of Common
    Stock to employees under ESPP                                                      405         (57)                        348
Compensation expense related to
    non-qualified stock options                                            12                                                   12
Tax benefit from stock option exercises                                   192                                                  192
Net income                                                                                       4,513                       4,513
                                           ---------    --------    ---------    ---------    --------      --------       -------
Balance at July 31, 1999                   $       0    $    166    $  47,976    $  (5,539)   $ (5,547)     $    (62)      $36,994
                                           =========    ========    =========    =========    ========      ========       =======

          See accompanying notes to consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

DocuCorp International, Inc. ("DocuCorp" or the "Company"), a Delaware corporation, was organized on January 13, 1997 in connection with the acquisition of FormMaker Software, Inc. ("FormMaker") by Image Sciences, Inc. ("Image Sciences") (the "Merger"). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Image Sciences, FormMaker, EZPower Systems, Inc. ("EZPower"), and Maitland Software, Inc. ("Maitland"). Results of FormMaker are included from the effective date of the Merger, May 15, 1997. Results of EZPower and Maitland are included from the effective date of the acquisitions, March 31, 1998. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's business includes developing, marketing, and supporting computer software designed to automate the process of storing, managing, and distributing business documents. The Company also provides professional services and outsourcing of document processing, printing, and Internet document services. The majority of the Company's business is currently derived from companies in the insurance industry.

Revenue recognition

Revenue from licensing of standard software is recognized upon shipment of the software. Revenue from software licenses which include a cancellation clause is recognized upon expiration of the cancellation period. Revenue derived from the development and installation of software packages under long-term contracts is recognized on a percentage-of-completion basis measured by the relationship of hours worked to total estimated contract hours. Revenue related to products still in the testing phase is deferred until formal acceptance of the product by the purchaser. Anticipated losses, if any, on uncompleted contracts are recognized in the period in which such losses are determined.

Revenue from maintenance contracts, and maintenance revenue that is packaged with license fees, is recognized ratably over the term of the agreements. The Company records deferred revenue for maintenance amounts invoiced prior to revenue recognition. Revenue related to outsourcing and professional services, such as training and consulting, is recognized as the services are performed.

Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.

Short-term investments

The Company has the intent and ability to hold short-term investments to maturity; consequently, such investments are carried at cost, which approximates fair market value. At July 31, 1999, the Company held short-term investments which totaled approximately $6.9 million. Interest income from such investments was approximately $244,000, $0, and $173,000 in 1999, 1998, and 1997,
respectively.

Accounts receivable

Included in accounts receivable at July 31, 1999 and 1998 are unbilled amounts of approximately $2.5 million and $1.4 million, respectively. Such amounts have been recognized as revenue under the percentage-of-completion method or upon execution of the contract and shipment of the software, but prior to contractual payment terms.

Fixed assets, depreciation, and amortization

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated service lives using the straight-line method.

Amortization of assets recorded under capital leases is included in depreciation expense. Estimated service lives are as follows:

        Computer equipment                                      4-5 years
        Furniture and fixtures                                    5 years
        Leasehold improvements                              life of lease
        Leased equipment under capital leases                   3-5 years

Repairs and maintenance are expensed as incurred. Major renewals and betterments are capitalized and depreciated over the assets' remaining estimated service life. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts with any resulting gain or loss included in income.

Software

Costs of internally developed software are capitalized after the technological feasibility of the software has been established. Research and development costs incurred prior to the establishment of the technological feasibility of a product are expensed as incurred. The cost of capitalized software is amortized on a straight-line basis over its estimated useful life, generally four to six years, or the ratio of current revenues to current and anticipated revenues from the software, whichever provides the greater amortization. During 1999, 1998, and 1997, the Company charged to expense approximately $5.9 million, $5.2 million, and $2.2 million, respectively, for research and development costs incurred prior to the establishment of the technological feasibility of products. Such expense is included in product development and support on the Consolidated Statements of Operations.

Goodwill

Goodwill is amortized on a straight-line basis over eight to ten years. The carrying value of goodwill is evaluated periodically in relation to the operating performance and anticipated future undiscounted net cash flows of the related business. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and Assets to be Disposed of." Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to do so as events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable.

Income taxes

Income taxes are presented pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 uses an asset and liability approach to account for income taxes. In the event differences between the financial reporting basis and the tax basis of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the deferred tax assets when there is sufficient uncertainty regarding the Company's ability to recognize the benefits of these assets in future years.

Net income (loss) per share

The Company's basic and diluted net income (loss) per share are computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Concurrent with the completion of the Company's Initial Public Offering ("IPO"), all outstanding shares of Class B common stock were converted into shares of Common Stock on a one-for-one basis. Both basic and diluted net income (loss) per share have been computed assuming the conversion of Class B common stock occurred as of the date of original issuance. Basic net income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and the assumed exercise of stock options and warrants (using the treasury stock method). Following is a reconciliation of the shares used in computing basic and diluted net income
(loss) per share for the fiscal years indicated (in thousands):

                                                       1999      1998      1997
                                                      ------    ------    ------
Shares used in computing basic net
   income (loss) per share                            16,001    12,587     7,377

Dilutive effect of stock options and warrants          1,569     2,278         0
                                                      ------    ------    ------
Shares used in computing diluted net income
   (loss) per share                                   17,570    14,865     7,377
                                                      ======    ======    ======

At July 31, 1999, outstanding options to purchase approximately 246,000 shares of Common Stock at an average price of $5.44 per share were anti-dilutive and are not included in the computation of diluted net income per share, because the options' exercise price was greater than the average market price of the Common Stock for the period.

Stock-based compensation

During fiscal 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee stock option plans. Note 9 contains a summary of the pro forma effects on reported net income (loss) and net income (loss) per share for fiscal 1999, 1998, and 1997 based on the fair value of options and shares as prescribed by SFAS 123.

Management estimates

The preparation of the Company's financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at July 31, 1999 and 1998, and the reported amounts of revenues and expenses for the periods then ended. Actual results could differ from those estimates.

Advertising costs

The Company's policy for advertising costs is to expense such costs as incurred. Advertising expenses for 1999, 1998, and 1997 were approximately $995,000, $324,000, and $59,000, respectively.

Recently issued accounting pronouncements

In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), were issued. SFAS 130 establishes standards for reporting comprehensive income and its components with the same prominence as other financial statements. The Company adopted SFAS 130 on August 1, 1998; however, the Company does not have any material items of other comprehensive income in the periods presented. SFAS 131 establishes standards for reporting information about operating segments in annual and interim financial statements, although this statement need not be applied to interim financial statements in the initial year of its application. The Company adopted the disclosure requirements of SFAS 131 for the fiscal year ended July 31, 1999 and has determined it has a single reportable segment.

Effective August 1, 1998, the Company adopted Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2") issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, which supersedes Statement of Position No. 91-1 "Software Revenue Recognition." The adoption of SOP 97-2 did not have a material effect on the Company's financial position or results of operations during the year ended July 31, 1999. Also, effective December 15, 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9") which amends Statement of Position 98-4, "Deferral of the Effective Date of A Provision of SOP 97-2." Provisions of SOP 98-9 are effective for transactions entered into during fiscal years beginning after March 15, 1999. Accordingly, the Company will adopt SOP 98-9 for the year ending July 31, 2000 and the Company does not believe the adoption of SOP 98-9 will have a material effect on the Company's financial position or results of operations.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, the Company will adopt SOP 98-1 for the year ending July 31, 2000. The Company does not believe the adoption of SOP 98-1 will have a material effect on the Company's financial position or results of operations.

Note 2 - Fixed assets

Fixed asset balances at July 31, 1999 and 1998 are as follows (in thousands):

                                                         1999             1998
                                                       -------          -------
Computer equipment                                     $ 6,409          $ 4,767
Furniture and fixtures                                   1,439            1,258
Leasehold improvements                                     306              213
                                                       -------          -------
                                                         8,154            6,238
Less accumulated depreciation                           (4,584)          (3,258)
                                                       -------          -------
                                                       $ 3,570          $ 2,980
                                                       =======          =======

Note 3 - Initial Public Offering

The Company completed an IPO in the form of a rights offering to Safeguard Scientifics, Inc. ("Safeguard") stockholders in April 1998. The Company's Registration Statement on Form S-1 (File No. 333-44427) with respect to the IPO was declared effective on February 24, 1998. The Company's Common Stock began trading on the Nasdaq National Market under the symbol DOCC on April 6, 1998. The Company sold 4,000,000 shares of Common Stock at a per share price of $5.00. Net proceeds to the Company, after deduction of the underwriting discount and IPO expenses, were approximately $18.5 million. Selling stockholders sold 3,460,000 shares at a per share price of $5.00. The Company did not receive any proceeds from the sale of shares by the selling stockholders. Concurrent with the completion of the IPO, the Company used approximately $6.4 million of the net proceeds to repay (i) approximately $3.0 million due under the Company's line of credit with NationsBank, N.A., (ii) approximately $3.1 million due pursuant to three subordinated notes to Safeguard, Technology Leaders II, and TL Ventures Third Corp. which were due in full at the earlier of the closing of a public offering yielding net proceeds to the

Company in excess of $13.0 million or May 15, 2000, and (iii) approximately $336,000 due to Safeguard pursuant to two notes assumed by the Company in connection with the Merger.

Note 4 - Acquisitions

On March 31, 1998, the Company completed the acquisitions of EZPower and Maitland. EZPower develops, markets, and supports flexible Internet and client/server solutions for document management, workflow, and web content management. The Company acquired all of the outstanding capital stock of EZPower in exchange for 650,000 shares of the Company's Common Stock, repayment of approximately $2.5 million of EZPower's indebtedness, and potential payment of certain contingent cash consideration based on future performance. Maitland has developed a data acquisition and transformation program which allows users the ability to more easily interface existing applications and databases with document printing and publishing software. The Company issued 170,000 shares of its Common Stock as consideration for the Maitland acquisition. The Company has the right to repurchase up to 100,000 of those shares based upon cumulative licensing and maintenance of the Maitland software product through the period ending July 31, 2001. In August 1999, the Company waived its repurchase rights. Accordingly, additional goodwill was recorded and is being amortized over the remaining amortization period. Both acquisitions were recorded under the purchase method of accounting, and accordingly, the results of operations of EZPower and Maitland for all periods subsequent to the acquisition date are included in the consolidated financial statements. The aggregate purchase prices, including direct acquisition costs, were approximately $5.9 million and $605,000 which have been allocated to the fair value of net identifiable assets in the acquisitions of EZPower and Maitland, respectively. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $4.8 million and $583,000 related to the acquisitions of EZPower and Maitland, respectively, has been recorded as goodwill and is being amortized on a straight-line basis over eight years.

Note 5 - Acquired In-Process Research and Development

In connection with a review conducted by the Securities and Exchange Commission ("SEC") related to the Company's filing of its Annual Report on Form 10-K for the year ended July 31, 1998, the Company has responded to the SEC regarding inquiries related to the value ascribed to the technology acquired as in-process research and development ("in-process R&D") in the May 1997 Merger. In connection with the Merger, the Company recorded in-process R&D charges in the amount of $13.5 million in the fourth quarter of fiscal 1997. The Company understands that the SEC is engaged in similar discussions with other companies, and is examining the basis for valuing in-process R&D charges versus the SEC's recent guidance on the preferred calculation of these charges. The Company has consulted with its independent accountants and independent appraisers and believes that the purchase price allocations and related amortization charges stemming from the acquisition were determined in accordance with generally accepted accounting principles.

Depending upon the outcome of any future discussions with the SEC, the Company's historical reported results could potentially be subject to restatement to reflect a reduction of the in-process R&D charge. A reduction of the in-process R&D charge would result in a corresponding increase in the amount of goodwill, which is being amortized over a ten year period.

Note 6 - Lease Commitments

The Company leases computer and office equipment under noncancelable leases which are classified as capital leases and included in fixed assets at July 31, 1999 and 1998 as follows (in thousands):

                                                           1999            1998
                                                          -----           -----
Computer equipment                                        $ 498           $ 498
Office equipment                                            326             326
                                                          -----           -----
                                                            824             824
Less accumulated depreciation                              (426)           (323)
                                                          -----           -----
                                                          $ 398           $ 501
                                                          =====           =====

Certain other equipment leases and the Company's obligation under leases for office space are treated as operating leases and the rentals are expensed as incurred. Rent expense on these operating leases for the years ended July 31, 1999, 1998, and 1997 totaled approximately $2.9 million, $2.6 million, and $926,000, respectively. Generally, the Company's leases provide for renewals for various periods at stipulated rates.

Future minimum lease obligations on leases in effect at July 31, 1999 are as follows (in thousands):

                                                           Capital     Operating
                                                            Leases       Leases
                                                            ------       ------
2000                                                        $   26       $2,403
2001                                                             0        2,396
2002                                                             0        2,327
2003                                                             0        1,220
2004                                                             0          488
Thereafter                                                       0          366
                                                            ------       ------
Minimum lease payments                                          26       $9,200
                                                                         ======
Less amount representing interest                               (1)
                                                            ------
Present value of minimum lease payments                         25
Less current portion                                           (25)
                                                            ------
Obligations under capital leases                            $    0
                                                            ======

The future minimum lease obligations for operating leases assumes that the Company does not exercise its option to terminate its office lease for its corporate headquarters in 2000. If the office lease is terminated in 2000, a penalty is due at that time and no further obligations would exist after the year ended July 31, 2000 under this office lease.

Note 7 - Long-Term Debt

At July 31, 1999 and 1998, the Company did not have any long-term debt outstanding. All long-term debt of the Company was repaid in full with proceeds from the IPO.

In connection with the Merger, the Company assumed a $10.0 million revolving credit facility from FormMaker. This credit facility was renegotiated in September 1997. In September 1998, the Company allowed $6.5 million of the credit facility to expire under its normal terms. The remaining $3.5 million bears interest at the bank's prime rate less 0.25%, or 7.75% as of July 31, 1999, and was renewed and extended to March 2000. Under the credit facility, the Company is required to maintain certain financial covenants. As of July 31, 1999 there were no borrowings under this credit facility.

Note 8 - Redeemable Class B Common Stock

If the Company did not consummate by January 31, 1998 an underwritten public offering of securities in which the managing underwriter valued the equity of the Company at $62.1 million or more, holders of Class B common stock of the Company had the option to redeem such shares. This redemption option was exercisable from February 1, 1998 through February 1, 1999 at $3.40 per share; however, no shares of Class B common stock were presented for redemption. Upon consummation of the IPO in April 1998, each issued and outstanding share of the Company's Class B common stock automatically converted into Company Common Stock on a one-for-one basis.

Note 9 - Stockholders' Equity

Preferred stock

During fiscal year 1997, the Company authorized 1,000,000 shares of preferred stock which the board of directors of the Company may issue with such preferences and rights as it may designate. As of July 31, 1999 and 1998, there were no issued or outstanding shares of preferred stock.

Employee Stock Purchase Plan

During the year ended July 31, 1998, the Company adopted an employee stock purchase plan which allows eligible employees to purchase Company Common Stock at a 15% discount of market value. An aggregate of 600,000 shares of Common Stock have been reserved for issuance upon purchases pursuant to the stock purchase plan. At July 31, 1999 and 1998, the Company has issued approximately 145,000 and 63,000 shares under the plan, respectively.

Stock options

The Company provides equity incentives to employees and directors by means of incentive stock options and non-qualified stock options which historically have been provided under various stock option plans. The Company now issues options from the 1997 Equity Compensation Plan. Stock options generally vest over a period of three to five years. The Company may grant non-qualified stock options at an option price per share determined by the board of directors. Under this plan, the Company has reserved 980,000 shares for issuance as of July 31, 1999. Options generally expire ten years from the date of grant. Activity under all plans is summarized as follows (in thousands except per share amounts):

                                                 Shares Under
                                              Outstanding Options
                                       ---------------------------------
                                                             Weighted
                                       Outstanding            Average
                                         Options          Exercise Price
                                       ---------          --------------

Balances at July 31, 1997                   2,970            $ 1.40
   Granted                                    767              3.72
   Exercised                                 (886)             1.19
   Expired                                   (287)             3.34
                                           ------            ------
Balances at July 31, 1998                   2,564            $ 1.91
   Granted                                    557              4.60
   Exercised                                 (340)             1.67
   Expired                                    (69)             3.38
                                           ------            ------
Balances at July 31, 1999                   2,712            $ 1.96
                                           ======            ======

Of the outstanding options at July 31, 1999, the weighted average remaining contractual life is 6.66 years. Options to purchase approximately 1,821,000 shares of Common Stock at a weighted average exercise price of $1.74 are vested at July 31, 1999.

Stock-based compensation

Pursuant to SFAS 123, the Company is required to report pro forma information regarding net income (loss) and net income (loss) per share for awards granted or modified in fiscal years 1996 and thereafter as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The weighted average fair value of options granted during fiscal 1999, 1998, and 1997 was $1.84, $0.59, and $3.40 per option, respectively. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 4.96%, 5.76%, and 5.75%; no expected dividend yields; and expected lives of 3.50, 3.00, and 1.75 years. The weighted average volatility used for fiscal year 1999 grants was 46.11%.

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information for the years ended July 31 is as follows (in thousands except per share amounts):

                                            1999          1998          1997
                                         ----------    ----------    ----------
Net income (loss):
     As reported                         $    4,513    $    3,184    $  (16,102)
     Pro forma                           $    3,972    $    2,872    $  (16,119)

Net income (loss) per share:
     As reported
        Basic                            $     0.28    $     0.25    $    (2.18)
        Diluted                          $     0.26          0.21    $    (2.18)
     Pro forma
        Basic                            $     0.25    $     0.23    $    (2.19)
        Diluted                          $     0.23    $     0.19    $    (2.19)

Warrants

In connection with the Merger, the Company assumed warrants with a seven-year term held by stockholders and a director of FormMaker to purchase Common Stock. Additional warrants with a three-year term were issued by FormMaker to stockholders immediately prior to the Merger in connection with $3.0 million of subordinated notes. All of the above warrants were converted into warrants to purchase approximately 627,000 shares of Common Stock based on the Merger exchange ratios.

Warrants to purchase 732,000 shares of Common Stock at an exercise price of $4.17 per share were sold to stockholders for $6,100 in connection with certain stockholders' obligations under a liquidity agreement. These warrants are currently exercisable and expire May 15, 2000.

The following warrants are outstanding as of July 31, 1999 (in thousands except per share amounts):

                                                                     Exercise
                                                                       Price
                                                          Warrants   Per Share
                                                          --------   ---------
Warrants to Safeguard,
   Technology Leaders II, L.P., And Technology
   Leaders II Offshore C.V                                   258      $0.03
Warrants to a director of the Company                        123      $3.40
Warrants to Safeguard, Technology
   Leaders II, L.P., and TL Venture Third Corp.              246      $4.25
Warrants to Safeguard, Technology
   Leaders II, L.P., and Technology Leaders II
   Offshore C.V                                              732      $4.17
                                                           -----
Total                                                      1,359
                                                           =====

Note 10 - Income Taxes

The provision (benefit) for income taxes charged to operations was as follows (in thousands):

                                               1999         1998          1997
                                             -------      -------       -------
Current tax expense:
  U.S. federal                               $ 2,726      $ 1,004       $   185
  State, local, and foreign                      330          264            65
                                             -------      -------       -------
Total current                                  3,056        1,268           250
                                             -------      -------       -------
Deferred tax expense:
  U.S. federal                                   266        1,056        (1,394)
  State, local, and foreign                       18          (84)            0
                                             -------      -------       -------
Total deferred                                   284          972        (1,394)
                                             -------      -------       -------
Total provision (benefit)                    $ 3,340      $ 2,240       $(1,144)
                                             =======      =======       =======

The provision (benefit) for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences (in thousands):

                                                       1999      1998      1997
                                                    -------   -------   -------
Statutory U.S. tax rates                            $ 2,670   $ 1,899   $(5,864)
Increase (decrease) in rates resulting from:
   Nondeductible items:
     In-process technology                                0         0     4,590
     Goodwill                                           335       204        23
     Other                                               51        70        19
   State, local, and foreign taxes (net)                230        58        43
   Other                                                 54         9        45
                                                    -------   -------   -------
Effective tax rates                                 $ 3,340   $ 2,240    (1,144)
                                                    =======   =======   =======

Deferred tax assets (liabilities) are composed of the following at July 31 (in thousands):

                                                    1999       1998       1997
                                                  -------    -------    -------
Gross deferred tax assets:
   Deferred revenue                               $    84    $     7    $   128
   Loss carryforwards                               3,833      4,209      2,491
   Tax credit carryforwards                           235        331        426
   Accounts receivable allowance                      246        347        178
   Deferred lease costs                               217        232        205
   Compensation expense related to stock
     options                                          994      1,155      1,752
   Other                                              682        303        291
                                                  -------    -------    -------
                                                    6,291      6,584      5,471
                                                  -------    -------    -------
Gross deferred tax liabilities:
   Capitalized software                            (2,852)    (2,965)    (2,519)
   Other                                             (315)      (130)      (149)
                                                  -------    -------    -------
                                                   (3,167)    (3,095)    (2,668)
                                                  -------    -------    -------
   Net                                              3,124      3,489      2,803
                                                  -------    -------    -------
   Less valuation allowance                        (2,267)    (2,349)    (1,393)
                                                  -------    -------    -------
   Net deferred tax asset                         $   857    $ 1,140    $ 1,410
                                                  =======    =======    =======

At July 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $10.5 million that generally expire in the years ending 2005 through 2017.

During fiscal 1998, the Company released the valuation allowance in the amount of approximately $893,000 based on management's assessment of the likelihood of realizability of the Company's loss carryforwards. The reduction of the valuation allowance was recorded as a decrease in goodwill related to the Merger.

The Company has approximately $235,000 of general business credit carryforwards. The tax credit carryforwards generally expire in the years ending 2007 through 2011.

Due to ownership changes, a portion of the Company's net operating loss and tax credit carryforwards are subject to an annual cumulative limitation with respect to the amounts which may be utilized in any one year. The Company believes realization of the net deferred tax asset, net of valuation allowance, to be more likely than not.

The Company made estimated and regular income tax payments of approximately $2.6 million, $525,000, and $640,000 during the years ended July 31, 1999, 1998, and 1997, respectively.

Note 11 - Retirement Plan

The Company maintains a discretionary defined contribution plan (401(k) plan), as defined by the United States Internal Revenue Code, which allows participants to contribute a percentage of their compensation. The plan also allows for a discretionary matching contribution by the Company as determined by the Company's board of directors.

Note 12 - Major Customers and Related-Party Transactions

At July 31, 1999 and 1998, Safeguard owns approximately 20% and 10%, respectively, of the Company's fully diluted outstanding Common Stock. Technology Leaders II, L.P., Technology Leaders II Offshore C.V., and TL Ventures Third Corp. own approximately 5% and 6% of the Company's fully diluted outstanding Common Stock at July 31, 1999 and 1998, respectively.

FormMaker historically distributed its line of Document Automation Platform ("DAP") software products to the insurance industry in North America through an exclusive marketing agreement with PMSC. Revenues from PMSC under this agreement for the year ended July 31, 1998 were approximately $5.5 million. In September 1998, both parties agreed to terminate the marketing agreement and enter into a new non-exclusive marketing agreement. The new marketing agreement between the Company and PMSC allows PMSC to market all of the Company's software products to insurance and financial services companies worldwide. For the year ended July 31, 1999, the Company generated revenues of approximately $3.7 million through the PMSC relationship.

In May 1998, the PMSC print outsourcing agreement was terminated. The Company received no print outsourcing revenues from PMSC in fiscal year 1999; however, revenues from PMSC under the print outsourcing agreement for the year ended July 31, 1998 were approximately $4.4 million.

For the year ended July 31, 1999 and 1998, one customer accounted for approximately 10% and 13%, respectively, of the Company's total revenues.

Note 13 - Quarterly Financial Information (Unaudited)

                                      First      Second      Third      Fourth
                                     Quarter     Quarter    Quarter     Quarter
                                     -------     -------    -------     -------
                                      (in thousands except per share amounts)

1999:

Total revenues                       $12,210     $13,012     $13,225     $13,479

Total expenses                        10,602      11,174      11,324      11,595

Operating income                       1,608       1,838       1,901       1,884

Net income                             1,019       1,122       1,170       1,202

Net income per share:
    Basic                            $  0.06     $  0.07     $  0.07     $  0.08
    Diluted                          $  0.06     $  0.06     $  0.07     $  0.07

1998:

Total revenues                       $10,846     $11,204     $11,305     $11,892

Total expenses                         9,487       9,820       9,873      10,466

Operating income                       1,359       1,384       1,432       1,426

Net income                               719         768         811         886

Net income per share:
    Basic                            $  0.07     $  0.07     $  0.07     $  0.05
    Diluted                          $  0.06     $  0.06     $  0.05     $  0.05

Net income per share calculations for each period are based on the weighted average number of shares outstanding in each period; therefore, the sum of the net income per share amounts for the quarters does not necessarily equal the year-to-date net income per share amounts.

Due to the adoption of SFAS 128 and the conversion feature of Class B common stock into Common Stock, which conversion occurred on April 9, 1998, the historical basic and diluted calculations include the effect of conversion of Class B common stock as of the date of original issuance, which were previously reported in pro forma computations prior to conversion.