Form 10-K, Exhibit 13
period 2002-07-31
DOCUCORP INTERNATIONAL INC
filed 2002-10-29
CIK 1033864

EXHIBIT 13.1

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

         Certain information contained herein may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included herein, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include, but are not limited to, the economy, technological advances, dependence upon the insurance and utilities industries, attraction and retention of technical employees, fluctuations in operating results and the other risk factors and cautionary statements listed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties, among others as set forth herein, materialize, actual results may vary materially from those estimated, anticipated or projected. Although the Company believes that the expectations reflected by such forward-looking statements are reasonable based on information currently available to the Company, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from the Company's expectations are set forth herein. All forward-looking statements included herein and all subsequent oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

Overview

         Docucorp International, Inc. ("Docucorp" or the "Company") develops, markets and supports a portfolio of enterprise-wide software products that enable users to acquire, manage, personalize and present information. The Company provides professional services related to its information software products including consulting, implementation, integration and training. In addition, the Company provides application service provider ("ASP") hosting using its software and facilities to provide processing, print, mail, archival and Internet delivery of documents for customers who outsource these activities.

         The Company's software products support leading hardware platforms, operating systems, printers and imaging systems. These products are designed to personalize, produce and manage documents such as insurance policies, utility statements, telephone bills, bank and mutual fund statements, invoices, correspondence, bills of lading and other customer-oriented documents. The Company's ASP offerings include customer statement and bill generation, electronic bill presentment and payment, insurance policy production and electronic document archival. The Company currently has an installed base of more than 1,200 customers. More than half of the 200 largest United States insurance companies use the Company's software products and services, including the 10 largest life and health insurance companies and nine of the 10 largest property and casualty insurance companies. Many of the largest North American utilities companies, major international financial services institutions, and clients in higher education and the telecommunications industries use the Company's products and services.

         As set forth in the criteria of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), the Company is organized into two reportable segments: ASP and Software. The ASP segment provides processing, print, mail, archival and Internet delivery of documents for customers who outsource these activities. The Software segment consists of initial software license sales, professional services consulting derived from implementation and integration of the Company's software products and continued customer support and maintenance of the software products.

         The segments presented for the year ended July 31, 2002 differ from the segments previously presented. For the year ended July 31, 2001 and prior, the Company did not have multiple reportable segments. During 2002, the growth in the Company's ASP business and the creation of an ASP senior management position necessitated the review of whether the former segment met the reporting criteria under SFAS 131. In 2002, management determined that its ASP hosting operations met the definition of a reportable segment in accordance with SFAS 131.

         The Company derives its revenues from ASP hosting fees, professional services fees, license fees and recurring maintenance fees related to its software products. ASP hosting revenues consist of fees earned from customers who outsource the production of customer statements and insurance policies. Professional services revenues include fees for consulting, implementation and education services. License revenues are generally derived from perpetual licenses of software products. Maintenance and other recurring revenues consist primarily of recurring license fees and annual software maintenance contracts.

Critical Accounting Policies and Estimates

         The accompanying "Management's Discussion and Analysis of Financial Condition and Results of Operations" are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. The Company bases its estimates and assumptions on historical experiences and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an on going basis. Actual results may differ from previously estimated amounts under different assumptions or conditions.

         The Company believes the following critical accounting policies, which involve significant judgments and estimates, are used in the preparation of its consolidated financial statements:

Revenue Recognition
-------------------

         The Company recognizes revenue in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Initial license fees are recognized when a contract exists, the fee is fixed or determinable, software delivery has occurred and collection of the receivable is deemed probable. Revenue from software licenses, which include a cancellation clause, is recognized upon expiration of the cancellation period. Software licensed with post-contract customer support includes rights to upgrades, when and if available, a limited period of telephone support, updates and bug fixes. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company determines the fair value of each element in multi-element arrangements based on vendor-specific objective evidence ("VSOE"). VSOE for each element is based on the price charged when the same element is sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Revenue related to products still in the testing phase is deferred until formal acceptance of the product by the purchaser. Revenue allocated to maintenance and support is recognized ratably over the term of the agreement. The Company records deferred revenue for maintenance amounts invoiced prior to revenue recognition.

         Revenue derived from the development and installation of software packages under a fixed price contract is recognized on a percentage-of-completion basis measured by the relationship of hours worked to total estimated contract hours. The Company follows this method since reasonably dependable estimates of the revenue and contract hours applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends upon estimates, which are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revisions become known. Accordingly, favorable changes in estimates result in additional revenue recognition and net income, and unfavorable changes in estimates result in a reduction of recognized revenue and net income. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

         Revenue related to professional services, such as implementation, training and consulting, is generally recognized as the services are performed. Revenue and incremental direct costs related to professional services implementation associated with the Company's ASP hosting operations is deferred during the implementation phase and subsequently recognized over the term of the ASP hosting agreement.

Allowance for Doubtful Accounts
-------------------------------

         The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company takes into consideration the current financial condition of its customers, the specific details of the customer accounts, the age of the outstanding balance and the current economic environment when assessing the adequacy of the allowance. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Software Development Costs
--------------------------

         Software development costs are accounted for in accordance with either Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," or with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The guidance above requires the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

Valuation of Long-Lived and Intangible Assets and Goodwill
----------------------------------------------------------

         The Company recognizes an impairment charge associated with its long-lived assets, including property and equipment, goodwill and other intangible assets whenever it determines that recovery of such long-lived asset is not probable. Such determination is made in accordance with the applicable GAAP requirement associated with the long-lived asset, and is based upon, among other things, estimates of the amount of future net cash flows to be generated by the long-lived asset and estimates of the current fair value of the asset. Adverse changes in future net cash flows or fair value could result in the inability to recover the carrying value of the long-lived asset, thereby requiring an impairment charge to be recognized.

Deferred Taxes and Valuation Allowance
--------------------------------------

         The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company records a valuation allowance to reduce its deferred income tax assets to the amount that is believed to be realized under the "more-likely-than-not" recognition criteria. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, it is possible that in the future the Company may change its estimate of the amount of the deferred income tax assets that would "more-likely-than-not" be realized in the future, resulting in an adjustment to the deferred income tax assets valuation allowance that would either increase or decrease, as applicable, reported net income in the period such change in estimate was made.

Translation of Foreign Currency
-------------------------------

         The Company translates the financial statements of its European subsidiary into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities of the Company's European subsidiary, whose functional currency is other than the U.S. dollar, are translated at period-end rates of exchange, and revenues and expenses are translated at average exchange rates prevailing during the period. Foreign currency transaction gains and losses are recognized in income as incurred.

         The Company accounts for unrealized gains or losses on its foreign currency translation adjustments in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires adjustments to be accumulated in stockholders' equity as part of other comprehensive income. Currently, the Company does not engage in foreign currency hedging activities.

Results of Operations

Historical Operating Results of the Company
-------------------------------------------

         The following table sets forth for the periods indicated selected consolidated statements of operations data. The information presented below, expressed in dollars and as a percentage of total revenues for the periods indicated, has been derived from the consolidated financial statements of the Company.

                                                                               Years ended July 31,
                                                                  -----------------------------------------------
(dollars in thousands)                                                2002             2001            2000
                                                                  -------------    -------------   --------------
Revenues
     ASP hosting                                                      $20,221          $14,550          $10,045
     Professional services                                             21,174           20,857           18,613
     License                                                           12,149           11,285            7,357
     Maintenance and other recurring                                   19,076           16,511           14,962
                                                                  -------------    -------------   --------------
       Total revenues                                                 $72,620          $63,203          $50,977
                                                                  =============    =============   ==============

Percentage relationship to total revenues
Revenues
     ASP hosting                                                           28%              23%              19%
     Professional services                                                 29               33               37
     License                                                               17               18               15
     Maintenance and other recurring                                       26               26               29
                                                                  -------------    -------------   --------------
       Total revenues                                                     100              100              100
                                                                  -------------    -------------   --------------
Expenses
     ASP hosting                                                           23               21               16
     Professional services                                                 24               25               31
     Product development and support                                       16               17               20
     Selling and marketing                                                 15               15               16
     General and administrative                                             9               11               11
                                                                  -------------    -------------   --------------
       Total expenses                                                      87               89               94
                                                                  -------------    -------------   --------------
       Operating income                                                    13               11                6
     Other income, net                                                      1                1                1
                                                                  -------------    -------------   --------------
       Income before income taxes and
       cumulative effect of accounting
       change                                                              14               12                7
     Provision for income taxes                                             6                6                4
                                                                  -------------    -------------   --------------
       Income before cumulative effect of
       accounting change                                                    8                6                3
     Cumulative effect of accounting
       change, net of tax                                                   0               (2)               0
                                                                  -------------    -------------   --------------
       Net income                                                           8%               4%               3%
                                                                  =============    =============   ==============

Fiscal Year Ended July 31, 2002 Compared to Fiscal Year Ended July 31, 2001

Revenues
--------

         Total revenues increased 15% for the year ended July 31, 2002 as compared to the prior year due to increases in all revenue categories. ASP hosting revenues increased 39% due to the Company's focus on expanding this business and adding several new significant customers. Professional services revenues increased 2% and license revenues increased 8%. The increase in license revenues is primarily attributable to the Company's increased sales and marketing efforts. Maintenance revenues increased 16% due to new maintenance agreements associated with new license sales, customer upgrades to the Company's new e-Solutions products and customers expanding their processing rights for existing products.

         Backlog for the Company's products and services is approximately $50.8 million as of July 31, 2002, of which approximately $20.4 million is scheduled to be satisfied within one year. Backlog is primarily composed of recurring software license and maintenance revenues for ongoing maintenance and support, software implementation and consulting services and ASP hosting services. Software agreements for recurring license fees generally have non-cancelable terms of up to five years. Maintenance contracts may generally be terminated upon 30 to 60 days notice; however, the Company has not historically experienced material cancellations of such contracts. Software implementation and consulting services backlog is principally performed under time and material agreements, of which some have cancellation provisions. ASP hosting agreements generally provide that fees are charged on a per transaction basis. The estimated future revenues with respect to software implementation and ASP hosting services are based on management's estimate of revenues over the remaining life of the respective contracts.

         Docucorp maintains a non-exclusive marketing agreement with Computer Sciences Corporation ("CSC"), formerly MYND, which allows CSC to market the Company's software products to insurance and financial services companies worldwide. For the years ended July 31, 2002, 2001 and 2000, the Company generated revenues of approximately $2.6 million, $2.3 million and $2.8 million, respectively, through the CSC relationship.

ASP hosting expense
-------------------

         ASP hosting expense is composed primarily of personnel costs, facility-related costs, postage and supplies expense related to the Company's two ASP hosting centers. ASP hosting expense increased 29% for the year ended July 31, 2002 due primarily to increased personnel, computer, equipment, postage and supplies expense associated with expanding this business and stock option compensation expense. For the fiscal years ended July 31, 2002 and 2001, ASP hosting expense represented 85% and 92% of ASP hosting revenues, respectively. The decrease in cost as a percentage of revenues is mainly due to greater utilization of capacity in the ASP centers as the related revenues increase. ASP hosting expense is expected to increase as ASP revenues increase.

Professional services expense
-----------------------------

         Professional services expense is composed primarily of personnel expenses related to implementation, education and consulting services. Professional services expense increased 8% for the year ended July 31, 2002 due to increased personnel costs. For the fiscal years ended July 31, 2002 and 2001, professional services expense represented 82% and 77% of professional services revenues, respectively. The increase in cost as a percentage of professional services revenues is mainly due to lower utilization of implementation and consulting personnel. The Company expects professional services expense to increase in order to meet additional resource requirements as professional services activities increase both in North America and Europe.

Product development and support expense
---------------------------------------

         Product development and support expense consists primarily of research and development efforts, amortization of capitalized software development costs, customer support and other product support costs. For the fiscal year ended July 31, 2002, product development and support expense increased 9%. The majority of the increase is related to additional personnel expenses for continued development and support efforts and stock option compensation expense, partially offset by increased software capitalization related to the development of the Company's products. The Company anticipates continued increases in development efforts, including Internet applications, integration of its existing product offerings, further development of packaged applications for use in industries such as utilities and financial services, development of new software products and continued support of its existing product lines. Expenditures in this area are expected to increase in relation to the anticipated growth in software and maintenance revenues.

Selling and marketing expense
-----------------------------

         In fiscal 2002, selling and marketing expense increased 15%. This increase is primarily due to additional sales and marketing personnel costs as the Company expands its sales force and packages applications for vertical markets. Docucorp plans to continue to expand its sales force because management believes the Company needs more sales representatives calling on customers and prospects to identify and close contracts in the current difficult economic environment.

General and administrative expense
----------------------------------

         General and administrative expense decreased 6% for the year ended July 31, 2002. This decrease is primarily the result of the discontinuation of goodwill amortization due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which discontinues amortization of goodwill and indefinite lived assets. Goodwill amortization expense was approximately $1.1 million and $1.4 million for the years ended July 31, 2001 and 2000, respectively. There was no goodwill amortization expense for the year ended July 31, 2002 in accordance with the adoption of SFAS 142.

Other income, net
-----------------

         Other income, net increased $521,000 for the year ended July 31, 2002 due primarily to foreign exchange rate gains associated with the Company's European subsidiary and the strengthening British pound.

Provision for income taxes
--------------------------

         The effective tax rate for the years ended July 31, 2002 and 2001 was approximately 40% and 51%, respectively. The decrease in the effective tax rate is related to the adoption of SFAS 142 and improved performance in the Company's European subsidiary. The effective rates differ from the federal statutory rate due primarily to non-deductible goodwill amortization related to the acquisitions completed in 1997 and 1998. Also, the Company's European subsidiary generated losses in both fiscal 2002 and 2001 which were not deductible against the Company's U.S. tax liability. The Company used a portion of its net operating loss carryforwards to offset its current tax liability for the years ended July 31, 2002 and 2001.

Income before cumulative effect of accounting change
----------------------------------------------------

         Income before cumulative effect of accounting change increased 71% for fiscal 2002. The increase is primarily due to revenue growth, along with controlled expenses, increased utilization of capacity in the ASP hosting centers, improved European operations, elimination of goodwill amortization, increase in capitalization of software development cost and decreases in the effective tax rate.

Fiscal Year Ended July 31, 2001 Compared to Fiscal Year Ended July 31, 2000

Revenues
--------

         Total revenues increased 24% for the year ended July 31, 2001 as compared to the prior year due to increases in all revenue components. ASP hosting revenues increased 45% due to the Company's focus on expanding this business and adding several new significant customers. Professional services revenues increased 12% and license revenues increased 53%. Both of these increases are a result of changes in the Company's sales and marketing departments as well as customers no longer focusing on Y2K concerns as they were in fiscal 2000. Maintenance revenues increased 10% due to an expanding customer base.

ASP hosting expense
-------------------

         ASP hosting expense is composed primarily of personnel costs, facility-related costs, postage and supplies expense related to the Company's two ASP hosting centers. ASP hosting expense increased 59% for the year ended July 31, 2001 due primarily to personnel, facility and computer costs associated with opening a second ASP hosting facility in Dallas, Texas in March 2000. ASP hosting expense also increased as a result of approximately $2.0 million of additional postage and supplies expense related to increased ASP hosting revenues. For the fiscal years ended July 31, 2001 and 2000, ASP hosting expense represented 92% and 84% of ASP hosting revenues, respectively. The increase in cost as a percentage of revenues is mainly due to additional costs incurred with expanding the Company's ASP hosting capacity.

Professional services expense
-----------------------------

         Professional services expense is composed primarily of personnel expenses related to implementation, education and consulting services. Professional services expense increased 2% for the year ended July 31, 2001 due to increased personnel costs associated with the expanded professional services department, offset by the decrease to professional services expense related to the net impact of deferring certain personnel costs due to the implementation of SAB 101 for fiscal 2001. For the fiscal years ended July 31, 2001 and 2000, professional services expense represented 77% and 84% of professional services revenues, respectively. The decrease in cost as a percentage of professional services revenues is mainly due to higher utilization of implementation and consulting personnel.

Product development and support expense
---------------------------------------

         Product development and support expense consists primarily of research and development efforts, amortization of capitalized software development costs, customer support and other product support costs. For the fiscal year ended July 31, 2001, product development and support expense increased 6%. The majority of the increase is related to additional personnel expenses for continued development and support efforts, partially offset by increased software capitalization related to the development of the Company's products.

Selling and marketing expense
-----------------------------

         In fiscal 2001, selling and marketing expense increased 15%. This increase is primarily due to increased incentive compensation as a result of the increase in all revenue streams.

General and administrative expense
----------------------------------

         General and administrative expense increased 18% for the year ended July 31, 2001. This increase is primarily due to increased personnel costs as the result of hiring new personnel to meet administrative needs as well as an increase in the Company's provision for doubtful accounts. These increases were partially offset by a decrease in goodwill amortization, resulting from the release of the valuation allowance against deferred taxes at July 31, 2000.

Other income, net
-----------------

         Other income, net decreased approximately 58% for the year ended July 31, 2001 due to a decrease in interest income and foreign exchange rate losses associated with the Company's European subsidiary.

Provision for income taxes
--------------------------

         The effective tax rate for the years ended July 31, 2001 and 2000 was approximately 51% and 55%, respectively. These rates differ from the federal statutory rate due primarily to non-deductible goodwill amortization related to the acquisitions completed in 1997 and 1998. Also, the Company's European subsidiary generated losses in both fiscal 2001 and 2000 which were not deductible against the Company's U.S. tax liability. The Company used a portion of its net operating loss carryforwards and outstanding tax credits to offset its current tax liability for the years ended July 31, 2001 and 2000.

Income before cumulative effect of accounting change
----------------------------------------------------

         Income before cumulative effect of accounting change increased 127% for fiscal 2001. The increase is primarily due to revenue growth, along with controlled expenses and increased utilization of professional services personnel.

Liquidity and Capital Resources

         At July 31, 2002, the Company's principal sources of liquidity consisted of cash and cash equivalents of approximately $9.7 million and short-term investments of approximately $4.0 million. Cash and cash equivalents for the year ended July 31, 2002 increased approximately $3.5 million due mainly to cash generated from operations of approximately $14.4 million offset primarily by the purchase of treasury stock under the Company's stock repurchase program. Cash flows used in investing activities of approximately $6.4 million were related to the development of capitalized software and purchase of fixed assets. Cash flows used in financing activities of approximately $4.6 million primarily relates to the purchase of treasury stock under the Company's stock repurchase program offset by proceeds from the exercise of stock options and warrants. As of July 31, 2002, the Company had approximately 3,191,000 shares of treasury stock outstanding at an average per share cost of $4.94. Since inception of the Company's stock repurchase program in fiscal 1999, the Company has repurchased approximately 5,127,000 shares of stock at an average purchase price of $4.87. The Company's Board of Directors believes the repurchase program is an appropriate means of increasing shareholder value. Accordingly, the Board of Directors authorized the Company to repurchase up to an aggregate of 6,000,000 shares of stock.

         Working capital was approximately $13.2 million at July 31, 2002, compared with approximately $11.3 million at July 31, 2001.

         In January 2002, the Company secured a $10.0 million revolving credit facility from Comerica Bank-Texas. The credit facility bears interest at the bank's prime rate less 100 basis points or libor rate of interest plus 150 basis points, and is collateralized by substantially all of the Company's assets. Under the credit facility, the Company is required to maintain certain financial covenants. As of July 31, 2002 there were no borrowings under this credit facility.

         The Company's liquidity needs are expected to arise primarily from funding the continued development, enhancement and support of its software offerings, selling and marketing costs associated principally with expansion in new vertical and international markets and purchase of treasury stock under the Company's stock repurchase program. Although the Company has no current commitments or agreements with respect to any acquisition of other businesses or technologies, a portion of the Company's cash could be used to acquire complementary businesses or obtain the right to use complementary technologies. Operating leases are the Company's only off balance sheet arrangements.

         The Company currently anticipates that existing cash, short-term investments, its existing credit facility and cash generated from operations will be sufficient to satisfy its operating cash needs for the foreseeable future.

Recently issued accounting pronouncements

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Adoption of SFAS 142 is required for fiscal years beginning after December 15, 2001, and earlier adoption is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been previously issued. SFAS 142 requires that goodwill and intangible assets, which have indefinite useful lives, not be amortized but rather tested at least annually for impairment. SFAS 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. The Company adopted SFAS 142 as of August 1, 2001. The Company completed its initial, transitional goodwill impairment analysis under SFAS 142 as of August 1, 2001, and no goodwill impairment was deemed to exist. In accordance with the requirements of SFAS 142, the Company will review goodwill of its reporting unit for impairment during the third quarter of each year starting in fiscal 2002. Goodwill will also be reviewed for impairment at other times during each year when events or changes in circumstances indicate that an impairment might be present.

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Adoption of SFAS 144 is required for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encouraged. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121 and related literature and establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Company adopted SFAS 144 as of August 1, 2001. The adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements for the year ended July 31, 2002.

         In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). Among other things, SFAS 145 rescinds both Statement of Financial Accounting Standards No. 4, "Reporting Gains and losses from Extinguishment of Debt" ("SFAS 4") and the amendment to SFAS 4, Statement of Financial Accounting Standards No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements" ("SFAS 64"). Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. The Company does not believe SFAS 145 will have a material impact on its consolidated financial statements.

         In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which changes the rules for how companies must account for costs associated with exit or disposal activities. Costs typically associated with exit or disposal activities include one-time employee termination costs, contract cancellation provisions and relocation costs. SFAS 146 nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The Company does not believe that SFAS 146 will have a material impact on its consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
================================================================================


                        Report of Independent Accountants


To the Board of Directors and Stockholders of DOCUCORP INTERNATIONAL, INC.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Docucorp International, Inc. and its subsidiaries at July 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in connection with its adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective August 1, 2001.





PricewaterhouseCoopers LLP

Dallas, Texas
September 20, 2002

                          Docucorp International, Inc.
                           Consolidated Balance Sheets
                             July 31, 2002 and 2001

                (in thousands except share and per share amounts)
================================================================================

                                                                2002         2001
                                                              --------    --------
Assets
  Current assets:
    Cash and cash equivalents                                 $  9,733    $  6,215
    Short-term investments                                       3,989       3,989
    Accounts receivable, net of allowance
      of $670 and $600, respectively                            16,610      16,949
    Current portion of deferred taxes                              725         645
    Other current assets                                         2,353       2,758
                                                              --------    --------
          Total current assets                                  33,410      30,556

  Fixed assets, net of accumulated depreciation
    of $11,165 and $8,545, respectively                          6,965       6,786
  Software, net of accumulated amortization
    of $16,265 and $13,635, respectively                         8,391       7,406
  Deferred taxes                                                     0         559
  Goodwill, net of accumulated amortization
    of $4,940 and $4,940, respectively                           5,846       5,846
  Other assets                                                   1,138         631
                                                              --------    --------
                                                              $ 55,750    $ 51,784
                                                              ========    ========

Liabilities and stockholders' equity
  Current liabilities:
    Accounts payable                                          $  1,489    $  2,239
    Accrued liabilities:
      Accrued compensation                                       3,811       3,678
      Other                                                      2,003       1,213
    Income taxes payable                                         1,357         912
    Deferred revenue                                            11,600      11,223
                                                              --------    --------
          Total current liabilities                             20,260      19,265

   Deferred taxes                                                  673           0
   Other long-term liabilities                                   1,753       1,452

   Commitments and contingencies (Note 4)

   Stockholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares
       authorized; none issued                                       0           0
     Common stock, $.01 par value, 50,000,000 shares
       authorized; 16,593,849 shares issued                        166         166
     Additional paid-in capital                                 43,725      43,899
     Treasury stock at cost, 3,190,709 and 2,825,299
       shares, respectively                                    (15,758)    (12,333)
     Retained earnings (accumulated deficit)                     5,224        (705)
     Foreign currency translation adjustment                      (293)         40
                                                              --------    --------
          Total stockholders' equity                            33,064      31,067
                                                              --------    --------
                                                              $ 55,750    $ 51,784
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                          Docucorp International, Inc.
                    Consolidated Statements of Operations and
                              Comprehensive Income
                For the Years Ended July 31, 2002, 2001 and 2000

                     (in thousands except per share amounts)
================================================================================

                                                                2002          2001          2000
                                                              --------      --------      --------

Revenues
     ASP hosting                                              $ 20,221      $ 14,550      $ 10,045
     Professional services                                      21,174        20,857        18,613
     License                                                    12,149        11,285         7,357
     Maintenance and other recurring                            19,076        16,511        14,962
                                                              --------      --------      --------
                Total revenues                                  72,620        63,203        50,977
                                                              --------      --------      --------

Expenses
     ASP hosting                                                17,186        13,350         8,391
     Professional services                                      17,365        16,056        15,674
     Product development and support                            11,793        10,828        10,224
     Selling and marketing                                      10,775         9,344         8,096
     General and administrative                                  6,417         6,828         5,790
                                                              --------      --------      --------
                Total expenses                                  63,536        56,406        48,175
                                                              --------      --------      --------
                Operating income                                 9,084         6,797         2,802
     Other income, net                                             781           260           612
                                                              --------      --------      --------
                Income before income taxes and cumulative
                    effect of accounting change                  9,865         7,057         3,414
     Provision for income taxes                                  3,936         3,585         1,885
                                                              --------      --------      --------
                Income before cumulative effect of
                    accounting change                            5,929         3,472         1,529
     Cumulative effect of accounting change, net of tax              0          (990)            0
                                                              --------      --------      --------
                Net income                                    $  5,929      $  2,482      $  1,529
                                                              ========      ========      ========

Other comprehensive income (loss):
     Foreign currency translation adjustment, net of tax          (333)          116           (76)
                                                              --------      --------      --------
                Comprehensive income                          $  5,596      $  2,598      $  1,453
                                                              ========      ========      ========

Weighted average basic shares outstanding                       13,458        14,293        15,317
                                                              ========      ========      ========

Basic net income per share:
     Income before cumulative effect of accounting change     $   0.44      $   0.24      $   0.10
     Cumulative effect of accounting change                          0         (0.07)            0
                                                              --------      --------      --------
            Basic net income per share                        $   0.44      $   0.17      $   0.10
                                                              ========      ========      ========

Weighted average diluted shares outstanding                     14,883        15,028        16,872
                                                              ========      ========      ========

Diluted net income per share:
     Income before cumulative effect of accounting change     $   0.40      $   0.23      $   0.09
     Cumulative effect of accounting change                          0         (0.06)            0
                                                              --------      --------      --------
            Diluted net income per share                      $   0.40      $   0.17      $   0.09
                                                              ========      ========      ========

          See accompanying notes to consolidated financial statements.

                          Docucorp International, Inc.
                      Consolidated Statements of Cash Flows
                For the Years Ended July 31, 2002, 2001 and 2000

                                 (in thousands)
================================================================================

                                                                                2002          2001         2000
                                                                              --------      --------      --------
Cash flows from operating activities
    Net income                                                                $  5,929      $  2,482      $  1,529
    Adjustments to reconcile net income to
      net cash provided by operating activities:
          Stock option compensation expense                                        536            18            18
          Depreciation                                                           2,608         2,254         1,725
          Amortization of capitalized software                                   2,630         2,358         2,232
          Amortization of goodwill                                                   0         1,108         1,353
          Provision for doubtful accounts                                          702           804           327
          Deferred income taxes                                                  1,152           776           913
          Tax benefit related to stock option exercises                            469            22           501
          Cumulative effect of accounting change                                     0           990             0
          Changes in assets and liabilities:
                (Increase) decrease in accounts receivable                        (232)       (5,768)        2,067
                (Increase) decrease in income tax refund receivable                  0           609           120
                (Increase) decrease in other assets                                (73)         (268)          295
                Increase (decrease) in accounts payable                           (755)          483            81
                Increase (decrease) in accrued liabilities                         641         2,186          (427)
                Increase (decrease) in income taxes payable                        445           604           (56)
                Increase (decrease) in deferred revenue                            353          (110)         (189)
                                                                              --------      --------      --------
                   Total adjustments                                             8,476         6,066         8,960
                                                                              --------      --------      --------
                   Net cash provided by operating activities                    14,405         8,548        10,489
                                                                              --------      --------      --------

Cash flows from investing activities
    Purchase of short-term investments                                         (13,936)      (15,999)      (17,513)
    Sale of short-term investments                                              13,936        19,764        16,673
    Purchase of fixed assets                                                    (2,750)       (3,014)       (4,201)
    Capitalized software development costs                                      (3,615)       (2,505)       (1,763)
                                                                              --------      --------      --------
                  Net cash used in investing activities                         (6,365)       (1,754)       (6,804)
                                                                              --------      --------      --------

Cash flows from financing activities
    Principal payments under capital lease obligations                               0             0           (21)
    Purchase of treasury stock                                                  (6,181)       (5,440)       (6,270)
    Proceeds from exercise of options and warrants                               1,395            24           618
    Proceeds from repayment of note receivable from stockholder                      0             0            62
    Proceeds from stock issued to employees under Employee
       Stock Purchase Plan ("ESPP")                                                182           140           247
                                                                              --------      --------      --------
                  Net cash used in financing activities                         (4,604)       (5,276)       (5,364)
                                                                              --------      --------      --------
Effect of exchange rates on cash flows                                              82           (42)          (41)
                                                                              --------      --------      --------
Net increase (decrease) in cash and cash equivalents                             3,518         1,476        (1,720)
Cash and cash equivalents at beginning of year                                   6,215         4,739         6,459
                                                                              --------      --------      --------
Cash and cash equivalents at end of year                                      $  9,733      $  6,215      $  4,739
                                                                              ========      ========      ========

              See non-cash activities disclosed in Notes 6 and 7.

          See accompanying notes to consolidated financial statements.

                          Docucorp International, Inc.
           Consolidated Statements of Changes in Stockholders' Equity
                For the Years Ended July 31, 2002, 2001 and 2000
                       (in thousands except share amounts)
================================================================================

                                                                               Retained      Foreign       Note
                                                    Additional                 earnings      currency    receivable
                                         Common       paid-in      Treasury  (accumulated   translation    from
                                         Stock        capital       Stock       deficit)     adjustment  stockholder   Total
                                        --------     ---------    ----------   ----------      ------      -------    ---------
Balance at July 31, 1999                $    166     $  47,145    $   (5,539)  $   (4,716)     $    0      $   (62)   $  36,994
                                        --------     ---------    ----------   ----------      ------      -------    ---------
Exercise of stock options and
    warrants to Purchase 671,324
    shares of Common Stock                              (2,859)        3,477                                                618
Purchase of 1,083,906 shares of
Treasury Stock                                                        (6,270)                                            (6,270)
Repayment of note receivable from
    stockholder                                                                                                 62           62
Issuance of 74,080 shares of Common
    Stock to employees under ESPP                         (162)          409                                                247
Compensation expense related to
    non-qualified stock options                             18                                                               18
Tax benefit from stock option exercises                    501                                                              501
Cancellation of call feature                                82                                                               82
Foreign currency translation adjustment                                                           (76)                      (76)
Net income                                                                          1,529                                 1,529
                                        --------     ---------    ----------   ----------      ------      -------    ---------
Balance at July 31, 2000                     166        44,725        (7,923)      (3,187)        (76)           0       33,705
Exercise of stock options and
    warrants to purchase 144,319
    shares of Common Stock                                (639)          663                                                 24
Purchase of 1,542,320 shares of
    Treasury Stock                                                    (5,440)                                            (5,440)
Issuance of 81,479 shares of Common
    Stock to employees under ESPP                         (227)          367                                                140
Compensation expense related to
    non-qualified stock options                             18                                                               18
Tax benefit from stock option exercises                     22                                                               22
Foreign currency translation adjustment                                                           116                       116
Net income                                                                          2,482                                 2,482
                                        --------     ---------    ----------   ----------      ------      -------    ---------
Balance at July 31, 2001                     166        43,899       (12,333)        (705)         40            0       31,067
Exercise of stock options and
    warrants to purchase 567,584
    shares of Common Stock                              (1,156)        2,551                                              1,395
Purchase of 978,029  shares of
    Treasury Stock                                                    (6,181)                                            (6,181)
Issuance of 45,035 shares of Common
    Stock to employees under ESPP                          (23)          205                                                182
Compensation expense related to
    non-qualified stock options                            536                                                              536
Tax benefit from stock option exercises                    469                                                              469
Foreign currency translation adjustment                                                          (333)                     (333)
Net income                                                                          5,929                                 5,929
                                        --------     ---------    ----------   ----------      ------      -------    ---------
Balance at July 31, 2002                $    166     $  43,725    $  (15,758)  $    5,224      $ (293)     $     0    $  33,064
                                        ========     =========    ==========   ==========      ======      =======    =========

          See accompanying notes to consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Docucorp International, Inc. ("Docucorp" or the "Company"), a Delaware corporation, was organized on January 13, 1997 in connection with the acquisition of FormMaker Software, Inc. ("FormMaker") by Image Sciences, Inc. ("Image Sciences") (the "Merger"). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Image Sciences, FormMaker, EZPower Systems, Inc. ("EZPower"), Maitland Software, Inc. ("Maitland") and Docucorp Europe Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

The Company's business includes developing, marketing and supporting computer software designed to automate the process of acquiring, managing, personalizing and presenting information. The Company also provides application service provider ("ASP") hosting of its solutions, consulting, application integration and training. The majority of the Company's business is currently derived from companies in the insurance industry.

Revenue recognition
-------------------

The Company recognizes revenue in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Initial license fees are recognized when a contract exists, the fee is fixed or determinable, software delivery has occurred and collection of the receivable is deemed probable. Revenue from software licenses, which include a cancellation clause, is recognized upon expiration of the cancellation period. Software licensed with post-contract customer support includes rights to upgrades, when and if available, a limited period of telephone support, updates and bug fixes. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company determines the fair value of each element in multi-element arrangements based on vendor-specific objective evidence ("VSOE"). VSOE for each element is based on the price charged when the same element is sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Revenue related to products still in the testing phase is deferred until formal acceptance of the product by the purchaser. Revenue allocated to maintenance and support is recognized ratably over the term of the agreement. The Company records deferred revenue for maintenance amounts invoiced prior to revenue recognition.

Revenue derived from the development and installation of software packages under a fixed price contract is recognized on a percentage of completion basis measured by the relationship of hours worked to total estimated contract hours. The Company follows this method since reasonably dependable estimates of the revenue and contract hours applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends upon estimates, which are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revisions become known. Accordingly, favorable changes in estimates result in additional revenue recognition and net income, and unfavorable changes in estimates result in a reduction of recognized revenue and net income. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

Revenue related to professional services, such as implementation, training and consulting is generally recognized as the services are performed. Revenue and incremental direct costs related to professional services implementation associated with the Company's ASP hosting operations is deferred during the implementation phase and subsequently recognized over the term of the ASP hosting agreement.

Cash equivalents
----------------

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.

Short-term investments
----------------------

The Company has the intent and ability to hold short-term investments to maturity; consequently, such investments are carried at cost, which approximates fair market value. At July 31, 2002, the Company held short-term investments which totaled approximately $4.0 million. Interest income from such investments was approximately $209,000, $474,000 and $406,000 in 2002, 2001 and 2000,
respectively.

Accounts receivable
-------------------

Included in accounts receivable at July 31, 2002 and 2001 are unbilled amounts of approximately $2.2 million and $2.8 million, respectively. Such amounts have been recognized as revenue under the percentage-of-completion method or upon execution of the contract and shipment of the software, but prior to contractual payment terms.

Allowance for doubtful accounts
-------------------------------

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company takes into consideration the current financial condition of the customers, the specific details of the customer accounts, the age of the outstanding balance and the current economic environment when assessing the adequacy of the allowance. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Fair value of financial instruments
-----------------------------------

The Company's financial instruments consist primarily of cash, cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The current carrying amount of these instruments approximates fair market value due to the relatively short period of time to maturity for these instruments.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), requires all derivative instruments be recorded on the balance sheet at fair value. The Company adopted SFAS 133 during the first quarter of fiscal 2001. Currently, the Company does not hold derivative instruments or engage in hedging activities.

Fixed assets, depreciation and amortization
-------------------------------------------

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

Software
--------

Software development costs are accounted for in accordance with either Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," or with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." After the technological feasibility of the software has been established, material software development costs which include salaries and related payroll costs incurred in the development activities are capitalized. Research and development costs incurred prior to the establishment of the technological feasibility of a product are expensed as incurred. The cost of capitalized software is amortized on a straight-line basis over its estimated useful life, generally four to six years, or the ratio of current revenues to current and anticipated revenues from the software, whichever provides the greater amortization. During 2002, 2001 and 2000, the Company charged to expense approximately $7.5 million, $6.6 million and $6.3 million, respectively, for research and development costs incurred prior to the establishment of the technological feasibility of products. Such expense is included in product development and support on the Consolidated Statements of Operations and Comprehensive Income.

Goodwill
--------

Through July 31, 2001, goodwill was amortized on a straight-line basis over a period of eight to 10 years. In accordance with the adoption of Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective August 1, 2001, the Company no longer amortizes goodwill, but rather tests it at least annually for impairment. Goodwill will also be reviewed for impairment at other times during each year when events or changes in circumstances indicate that an impairment might be present. Goodwill amortization expense was approximately $1.1 million and $1.4 million for the years ending July 31, 2001 and 2000, respectively. There was no goodwill amortization expense for year ending July 31, 2002 in accordance with the adoption of SFAS 142.

Impairment of long-lived assets
-------------------------------

The Company has evaluated its long-lived assets for financial impairment, and will continue to do so as events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of future operating cash flows, undiscounted and without interest. If based on this projection, the Company does not expect to recover its carrying cost, an impairment loss equal to the difference between the fair value of the asset and its carrying value will be recognized in operating income.

Translation of foreign currencies
---------------------------------

Assets and liabilities of the Company's European subsidiary, whose functional currency is other than the U.S. dollar, are translated at year-end rates of exchange, and revenues and expenses are translated at average exchange rates prevailing during the year. Foreign currency transaction gains and losses are recognized in income as incurred.

The Company accounts for unrealized gains or losses on its foreign currency translation adjustments in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires the adjustments be accumulated in stockholders' equity as part of other comprehensive income.

Income taxes
------------

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

Net income per share
--------------------

The Company's basic and diluted net income per share are computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common shares outstanding and the assumed exercise of stock options and warrants (using the treasury stock method). Following is a reconciliation of the shares used in computing basic and diluted net income per share for the fiscal years indicated (in thousands):

                                          2002       2001       2000
                                         ------     ------     ------
Shares used in computing basic
   net income per share                  13,458     14,293     15,317
Dilutive effect of stock options and
   warrants                               1,425        735      1,555
                                         ------     ------     ------
Shares used in computing diluted
   net income per share                  14,883     15,028     16,872
                                         ======     ======     ======

At July 31, 2002, there were no anti-dilutive options to purchase Common Stock. At July 31, 2001 and 2000, options to purchase approximately 1,412,000 and 843,000 shares of Common Stock at average exercise prices of $4.41 and $4.79 per share, respectively, were anti-dilutive and not included in the computation of diluted net income per share, because the options' exercise price was greater than the average market price of the Common Stock for the period. Subsequent to year end, the Company issued options to purchase 340,000 shares of Common Stock at an average exercise price of $13.50 per share that would have been anti-dilutive at July 31, 2002.

Stock-based compensation
------------------------

The Company accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its various interpretations, including Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock-Based Compensation, an Interpretation of APB Opinion No. 25." Under APB 25, compensation cost is generally not recognized for fixed stock options in which the exercise price is not less than the market price on the grant date. For the quarter ended July 31, 2002 the Company recognized approximately $536,000 in compensation cost in accordance with APB 25 for stock options settled with cash. Compensation cost was not significant in either of the years ending July 31, 2001 and 2000.

Management estimates
--------------------

The preparation of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements. Actual results could differ from those estimates.

Advertising costs
-----------------

The Company expenses advertising costs as incurred. Advertising expenses for 2002, 2001 and 2000 were approximately $1.5 million, $949,000 and $1.1 million, respectively.

Recently issued accounting pronouncements
-----------------------------------------

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Adoption of SFAS 142 is required for fiscal years beginning after December 15, 2001, and earlier adoption is permitted for entities with fiscal years beginning after March 15, 2001. SFAS 142 requires that goodwill and intangible assets, which have indefinite useful lives, not be amortized but rather tested at least annually for impairment. SFAS 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. The Company adopted SFAS 142 as of August 1, 2001. The Company completed its initial, transitional goodwill impairment analysis under SFAS 142 as of August 1, 2001, and no goodwill impairment was deemed to exist. In accordance with the requirements of SFAS 142, the Company will review goodwill of its reporting unit for impairment during the third quarter of each year starting in fiscal 2002. Goodwill will also be reviewed for impairment at other times during each year when events or changes in circumstances indicate that an impairment might be present.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Adoption of SFAS 144 is required for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encouraged. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121 and related literature and establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Company adopted SFAS 144 as of August 1, 2001. The adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements for the year ended July 31, 2002.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). Among other things, SFAS 145 rescinds both Statement of Financial Accounting Standards No. 4, "Reporting Gains and losses from Extinguishment of Debt" ("SFAS 4") and the amendment to SFAS 4, Statement of Financial Accounting Standards No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements" ("SFAS 64"). Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. The Company does not believe SFAS 145 will have a material impact on its consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which changes the rules for how companies must account for costs associated with exit or disposal activities. Costs typically associated with exit or disposal activities include one-time employee termination costs, contract cancellation provisions and relocation costs. SFAS 146 nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The Company does not believe that SFAS 146 will have a material impact on its consolidated financial statements.

Note 2 - Cumulative Effect of Accounting Change

In December 1999, the Securities and Exchange Commission issued SAB 101 that provides guidance on the measurement and timing of revenue recognition in financial statements of public companies. Following the guidance provided by SAB 101, the Company changed its method of accounting for professional services implementation revenues and related expenses associated with its ASP hosting operations to be recognized in earnings over the expected term of the ASP hosting agreements, typically three years. A change in revenue recognition as a result of SAB 101 is treated as a change in accounting principle and governed by APB Opinion No. 20, "Accounting Changes." The Company implemented SAB 101 in the fourth quarter of fiscal 2001, retroactive to August 1, 2000. The one-time cumulative effect of applying SAB 101 for all years prior to fiscal 2001 resulted in a reduction of net income of $990,000 for the year ended July 31, 2001, or $0.06 per diluted share. The cumulative effect of SAB 101 results from deferral of professional services implementation revenues and related expenses associated with the Company's ASP hosting operations. During the year ended July 31, 2001, the Company recognized approximately $1.6 million of revenue which was included as a component of the cumulative effect of accounting change. Pro forma unaudited information for the year ended July 31, 2000, assuming the new accounting principle had been applied retroactively, is as follows (in thousands except per share amounts):

                                                        2000
                                                       ------
Net income:
     As reported                                       $1,529
     Pro forma                                         $  739

Basic net income per share:
     As reported                                       $ 0.10
     Pro forma                                         $ 0.05

Diluted net income per share:
     As reported                                       $ 0.09
     Pro forma                                         $ 0.04

Revenues and related direct incremental expenses deferred as the result of implementing SAB 101 have been included in the Consolidated Balance Sheets under the captions deferred revenue and other current assets for those amounts which are expected to be amortized during the next fiscal year. Amounts which are expected to be amortized more than one year beyond the date of the balance sheet are included in the Consolidated Balance Sheets under the captions other long-term liabilities and other assets.

Note 3 - Fixed Assets

Fixed asset balances at July 31, 2002 and 2000 are as follows (in thousands):

                                               2002          2001
                                             --------      --------
Computer equipment                           $ 13,969      $ 11,707
Furniture and fixtures                          2,425         2,193
Leasehold improvements                          1,736         1,431
                                             --------      --------
                                               18,130        15,331
Less accumulated depreciation                 (11,165)       (8,545)
                                             --------      --------
                                             $  6,965         6,786
                                             ========      ========

Note 4 - Commitments and Contingencies

As of July 31, 2002 and 2001, the Company had no capital lease obligations.

Equipment leases and the Company's obligation under leases for office space are treated as operating leases and the rentals are expensed as incurred. Rent expense on these operating leases for the years ended July 31, 2002, 2001 and 2000 totaled approximately $5.0 million, $4.7 million and $3.9 million, respectively. Generally, the Company's leases provide for renewals for various periods at stipulated rates.

Future minimum lease obligations on leases in effect at July 31, 2002 are as follows (in thousands):

                                                           Operating
                                                             Leases
                                                         ---------------
 2003                                                        $   3,118
 2004                                                            3,286
 2005                                                            3,141
 2006                                                            2,791
 2007                                                            2,840
 Thereafter                                                     13,951
                                                         ---------------
 Minimum lease payments                                      $  29,127
                                                         ===============

During fiscal 2002, the Company executed a 10-year facility lease agreement, commencing January 2003, to relocate its Atlanta office.

Note 5 - Revolving Credit Facility

On January 31, 2002, the Company executed a $10.0 million revolving credit facility with Comerica Bank-Texas. The credit facility bears interest at the bank's prime rate less 100 basis points or libor rate of interest plus 150 basis points, and is collateralized by substantially all of the Company's assets. Under the credit facility, the Company is required to maintain certain financial covenants. As of July 31, 2002 there were no borrowings under this credit facility.

Note 6 - Stockholders' Equity

Preferred stock
---------------

The Company has authorized 1,000,000 shares of preferred stock which the Board of Directors of the Company may issue with such preferences and rights as it may designate. As of July 31, 2002 and 2001, there were no issued or outstanding shares of preferred stock.

Employee stock purchase plan
----------------------------

During the year ended July 31, 1998, the Company adopted the Employee Stock Purchase Plan which allows eligible employees to purchase Company Common Stock at a 15% discount of market value. An aggregate of 600,000 shares of Common Stock have been reserved for issuance upon purchases pursuant to the stock purchase plan. At July 31, 2002 and 2001, the Company has issued approximately 346,000 and 301,000 shares under the plan, respectively.

Stock options
-------------

The Company provides equity incentives to employees and directors by means of incentive stock options and non-qualified stock options which historically have been provided under various stock option plans. The Company now issues options from the 1997 Equity Compensation Plan. Stock options generally vest over a period of three to five years. The Company may grant non-qualified stock options at an option price per share determined by the Board of Directors. Under this plan, the Company has reserved 3,150,000 shares for issuance as of July 31, 2002. Options generally expire 10 years from the date of grant. Activity under all plans is summarized as follows (in thousands except per share amounts):

                                                         Shares Under
                                                     Outstanding Options
                                                  ---------------------------
                                                                  Weighted
                                                  Outstanding     Average
                                                    Options    Exercise Price
                                                    ------      --------
Balances at July 31, 1999                            2,712      $   1.96
   Granted                                             648          4.41
   Exercised                                          (582)         1.01
   Expired                                            (293)         4.51
                                                    ------      --------
Balances at July 31, 2000                            2,485      $   3.06
   Granted                                             788          3.34
   Exercised                                           (74)         0.32
   Expired                                            (121)         4.30
                                                    ------      --------
Balances at July 31, 2001                            3,078      $   3.15
   Granted                                             650          3.38
   Exercised                                          (444)         2.41
   Expired                                             (60)         2.69
                                                    ------      --------
Balances at July 31, 2002                            3,224      $   3.30
                                                    ======      ========

The following table summarizes information about employee stock options outstanding at July 31, 2002 (in thousands except per share amounts):

                                         Options Outstanding                         Options Exercisable
                                         -------------------                         -------------------
                                                                 Weighted
                            Weighted                              Average       Weighted
                             Average            Weighted         Remaining       Average           Weighted
   Range of Exercise         Number             Average         Contractual       Number            Average
        Prices             Outstanding       Exercise Price        Life         Exercisable      Exercise Price
----------------------------------------------------------------------------------------------------------------

$0.01 to $0.87                 479               $0.52             2.61             479             $0.52

$2.59 to $3.97               1,994               $3.42             7.68             969             $3.45

$4.25 to $5.91                 751               $4.74             6.79             529             $4.76

Stock-based compensation
------------------------

Pursuant to Statement of Financial Accounts Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company is required to report pro forma information regarding net income and net income per share as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The weighted average fair value of options granted during fiscal 2002, 2001 and 2000 was $2.02, $2.01 and $2.38 per option, respectively. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.97%, 5.63% and 6.21%; no expected dividend yields; expected lives of 4.50 years; and volatility of 72.7%, 70.54% and 60%. The Black-Scholes model was not developed for use in valuing employee stock options, but was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the use of subjective assumptions including expectations of future dividends and stock price volatility. Such assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. Because changes in the subjective assumptions can materially affect the fair value estimate, and because employee stock options have characteristics significantly different from those of traded options, the use of the Black-Scholes option-pricing model may not provide a reliable estimate of the fair value of employee stock options.

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

                           2002         2001         2000
                          -------     --------     ---------
Net income:
     As reported          $ 5,929     $  2,482     $   1,529
     Pro forma            $ 5,238     $  1,613     $     942

Net income per share:
     As reported
        Basic             $  0.44     $   0.17     $    0.10
        Diluted           $  0.40     $   0.17     $    0.09
     Pro forma
        Basic             $  0.38     $   0.11     $    0.06
        Diluted           $  0.35     $   0.11     $    0.06

Warrants
--------

In connection with the Merger, the Company assumed warrants with a seven-year term held by stockholders and a director of FormMaker to purchase Common Stock. Additional warrants with a three-year term were issued by FormMaker to stockholders immediately prior to the Merger in connection with $3.0 million of subordinated notes. All of the above warrants, exercisable at the date of issuance, were converted into warrants to purchase approximately 627,000 shares of Common Stock based on the Merger exchange ratios.

The following warrants are outstanding as of July 31, 2002 (in thousands except per share amounts):

                                                                         Exercise
                                                                          Price
                                                         Warrants        Per Share
                                                      --------------   --------------
Warrants to Safeguard Scientifics (Delaware)                   188       $  0.03
Warrants to Safeguard Scientifics (Delaware)                   161       $  4.25
                                                      --------------
Total                                                          349
                                                      ==============

During fiscal 2002, warrants to purchase an aggregate of 84,206 shares of Common Stock with an exercise price per share of $4.25 were exchanged in a cashless exercise for 24,560 shares of Common Stock. Additionally, in fiscal 2002, warrants to purchase 122,724 shares of Common Stock with an exercise price of $3.40 were sold to the Company. During fiscal 2001, warrants to purchase an aggregate of 70,620 shares of Common Stock with an exercise price per share of $0.03 were exchanged in a cashless exercise for 70,025 shares of Common Stock.

Note 7 - Income Taxes

The provision for income taxes charged to operations was as follows (in thousands):

                                2002       2001       2000
                               ------     ------     ------
 Current tax expense:
  U.S. federal                 $2,451     $2,461     $  809
  State, local and foreign         33        348        163
                               ------     ------     ------
Total current                   2,784      2,809        972
                               ------     ------     ------
Deferred tax expense:
  U.S. federal                  1,073        723        852
  State, local and foreign         79         53         61
                               ------     ------     ------
Total deferred                  1,152        776        913
                               ------     ------     ------
Total provision                $3,936     $3,585     $1,885
                               ======     ======     ======

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences (in thousands):

                                                  2002       2001       2000
                                                 ------     ------     -------

Statutory U.S. tax rates                         $3,353     $2,400     $ 1,161
Increase (decrease) in rates resulting from:
   Nondeductible items:
     Goodwill                                         0        256         336
     Other                                           54         46          33
   State, local and foreign taxes (net)             272        264         148
   Valuation allowance                              215        562         364
   Other                                             42         57        (157)
                                                 ------     ------     -------
Effective tax rates                              $3,936     $3,585     $ 1,885
                                                 ======     ======     =======

Deferred tax assets (liabilities) are composed of the following at July 31 (in thousands):

                                              2002          2001        2000
                                             -------      -------      -------
Gross deferred tax assets:
   Deferred revenue                          $   654      $   579      $    96
   Loss carryforwards                          3,520        3,754        3,644
   Tax credit carryforwards                      235          235          235
   Accounts receivable allowance                 214          386          305
   Deferred lease costs                           55          154          173
   Compensation expense related to stock
     options                                     346          487          533
   Other                                         806          792          728
                                             -------      -------      -------
                                               5,829        6,387        5,714
                                             -------      -------      -------
Gross deferred tax liabilities:
   Capitalized software                       (3,226)      (2,865)      (2,832)
   Other                                        (611)        (593)        (307)
                                             -------      -------      -------
                                              (3,837)      (3,458)      (3,139)
                                             -------      -------      -------
   Net                                         1,992        2,929        2,575
   Less valuation allowance                   (1,940)      (1,725)      (1,164)
                                             -------      -------      -------
   Net deferred tax asset                    $    52      $ 1,204      $ 1,411
                                             =======      =======      =======

At July 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $6.5 million that generally expire in the years ending 2011 through 2018. The Company also had a foreign net operating loss carryforward of approximately $3.8 million. A valuation allowance against the entire foreign net operating loss carryforward has been established as the realizability of this asset is uncertain.

During the year ended July 31, 2000, the Company released $1,467,000 of the valuation allowance based on management's assessment of the likelihood of realizability of the Company's loss carryforwards. In accordance with Statement of Financial Accounting Standards No. 109, " Accounting for Income Taxes," the reduction of the valuation allowance was recorded as a decrease in goodwill related to the Merger and the acquisition of EZPower. At July 31, 2002, 2001 and 2000 $800,000 of the valuation allowance is related to deferred tax assets for which subsequently recognized tax benefits, if any, will be allocated to reduce goodwill.

The Company has approximately $235,000 of general business credit carryforwards. The Company's tax credit carryforwards generally expire in the years ending 2009 through 2013.

Due to ownership changes, a portion of the Company's net operating loss and tax credit carryforwards are subject to an annual cumulative limitation. Approximately $1.2 million of carryforwards may be utilized in any one year.

The Company made estimated and regular income tax payments of approximately $1.9 million, $1.7 million and $1.3 million during the years ended July 31, 2002, 2001 and 2000, respectively.

Note 8 - Retirement Plan

The Company maintains a discretionary defined contribution plan [401(k) plan], as defined by the United States Internal Revenue Code, which allows participants to contribute a percentage of their compensation. The plan also allows for a discretionary matching contribution by the Company as determined by the Company's Board of Directors. The Company's matching contributions for the years ended July 31, 2002, 2001 and 2000 were approximately $614,000, $431,000 and
$490,000, respectively.

Note 9 - Business Segment and Geographic Information

As set forth in the criteria of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), the Company is organized into two reportable segments: ASP and Software. The ASP segment provides processing, print, mail, archival and Internet delivery of documents for customers who outsource these activities. The Software segment consists of initial software license sales, professional services consulting derived from implementation and integration of the Company's software products and continued customer support and maintenance of the software products.

The segments presented for the year ended July 31, 2002 differ from the segments previously presented. For the year ended July 31, 2001 and prior, the Company did not have multiple reportable segments. During 2002, the growth in the Company's ASP business and the creation of an ASP senior management position necessitated the review of whether the former segment met the reporting criteria under SFAS 131. In 2002, the Company determined that its ASP hosting operations met the definition of a reportable segment in accordance with SFAS 131. Prior period reporting has been restated to conform to the new segment reporting.

The accounting policies of the segments are the same as those described in Note
1. Sales between segments are insignificant. Corporate expenses related to the Company's corporate offices are allocated to the segments. Other general and administrative expenses of the Company are not allocated to the segments.

The Company reports information regarding operating segments on the basis used internally by management to evaluate segment performance. Segments are based on products and services provided. Management evaluates performance based on revenues and operating income. The Company does not track operating results by segment below the operating income line nor does the Company track assets, depreciation and amortization by segment.

The table below presents information about reported segments for the years ending July 31 (in thousands):

                                           2002          2001          2000
                                         --------      --------      --------
Revenues:
       Software                          $ 52,399      $ 48,653      $ 40,932
       ASP                                 20,221        14,550        10,045
                                         --------      --------      --------
              Total revenues             $ 72,620      $ 63,203      $ 50,977
                                         ========      ========      ========

Operating income:
       Software                          $ 12,466      $ 12,425      $  6,938
       ASP                                  1,200         1,654
                                                                        3,035
       General and administrative          (6,417)       (6,828)       (5,790)
                                         --------      --------      --------
              Total operating income     $  9,084      $  6,797      $  2,802
                                         ========      ========      ========

Revenue is based on the country in which the sales originated (i.e., where the legal subsidiary is domiciled). The Company has two geographic areas including North America and Europe, Middle East, and Africa, ("EMEA"). Long-lived assets consist of net property plant and equipment, goodwill, capitalized software and other intangibles. The following table presents sales and long-lived asset information by geographic area as of and for the years ended July 31 (in thousands).

                                             2002        2001        2000
                                            -------     -------     -------
Revenues:
       North America                        $68,153     $62,124     $48,190
       EMEA                                   4,467       1,079       2,787
                                            -------     -------     -------
              Total revenues                $72,620     $63,203     $50,977
                                            =======     =======     =======

Long - lived assets:
       North America                        $21,685     $20,199     $20,176
       EMEA                                     655         470         466
                                            -------     -------     -------
              Total long - lived assets     $22,340     $20,669     $20,642
                                            =======     =======     =======

Note 10 - Major Customers and Related Party Transactions

For the years ended July 31, 2002, 2001 and 2000, no customer accounted for greater than 10% of the Company's total revenues.

A director of the Company serves as President of the Production Systems Group at Xerox Corporation ("Xerox"). The Company paid Xerox approximately $2.1 million for the years ended July 31, 2002 and 2001 and $1.3 million for the year ended July 31, 2000 related to equipment leases and associated maintenance. At July 31, 2002 and 2001, accounts payable to Xerox were approximately $1,000 and $167,000, respectively. Additionally, for the years ended July 31, 2002, 2001, and 2000, the Company recognized revenues from Xerox of approximately $605,000, $632,000 and $700,000, respectively, related to the license of Company products, maintenance fees and professional services consulting. At July 31, 2002 and 2001, accounts receivable from Xerox were approximately $253,000 and $430,000, respectively.

Note 11 - Quarterly Financial Information (Unaudited)

As discussed in Note 1, the Company adopted the provisions of SFAS 142 as of August 1, 2001.

As discussed in Note 2, the Company implemented SAB 101 in the fourth quarter of fiscal 2001. Revised amounts are the result of the Company retroactively implementing SAB 101 to August 1, 2000.

                                           First       Second       Third       Fourth
                                          Quarter      Quarter     Quarter     Quarter
                                         --------      -------     -------     -------
                                            (in thousands except per share amounts)
2002:
Total revenues                           $ 17,150      $18,152     $18,380     $18,938
Total expenses                             15,253       15,747      15,973      16,563
Operating income                            1,897        2,405       2,407       2,375
Net income                                  1,241        1,443       1,551       1,694
Net income per share:
    Basic                                $   0.09      $  0.11     $  0.12     $  0.13
    Diluted                              $   0.09      $  0.10     $  0.10     $  0.11

2001:
Total revenues
    As reported                          $ 15,145      $14,933     $16,012     $17,383
    Revised                                14,800       14,913      16,107
Total expenses
    As reported                            13,566       13,747      14,270      15,238
    Revised                                13,373       13,643      14,152
Operating income
    As reported                             1,579        1,186       1,742       2,145
    Revised                                 1,426        1,270       1,956
Income before cumulative
  effect of accounting change
    As reported                               911          713         825         963
    Revised                                   826          757         926
Net income (loss)
    As reported                               911          713         825         963
    Revised                                  (164)         757         926
Basic net income (loss) per share:
  Before cumulative effect of
    accounting change
    As reported                          $   0.06      $  0.05     $  0.06     $  0.07
    Revised                              $   0.06      $  0.06     $  0.08
  Net income (loss)
    As reported                          $   0.06      $  0.05     $  0.06     $  0.07
    Revised                              $  (0.01)     $  0.06     $  0.08
Diluted net income (loss) per share:
  Before cumulative effect of
    accounting change
    As reported                          $   0.06      $  0.05     $  0.06     $  0.07
    Revised                              $   0.05      $  0.05     $  0.07
  Net income (loss)
    As reported                          $   0.06      $  0.05     $  0.06     $  0.07
    Revised                              $  (0.01)     $  0.05     $  0.07

Net income per share calculations for each period are based on the weighted average number of shares outstanding in each period; therefore, the sum of the net income per share amounts for the quarters does not necessarily equal the year-to-date net income per share amounts.