Form 10-K, Exhibit 13
period 2004-07-31
DOCUCORP INTERNATIONAL INC
filed 2004-10-14
CIK 1033864

                                  EXHIBIT 13.1

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained herein may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included herein, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include, but are not limited to, the economy, technological advances, dependence upon the insurance and utilities industries, attraction and retention of technical employees, fluctuations in operating results and the other risk factors and cautionary statements listed from time to time in our periodic reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties, among others as set forth herein, materialize, actual results may vary materially from those estimated, anticipated or projected. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from our expectations are set forth herein. All forward-looking statements included herein and all subsequent oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

OVERVIEW

Docucorp International, Inc. ("Docucorp") develops, markets and supports a portfolio of proprietary information software, application service provider ("ASP") hosting and professional services that enables companies to create, publish, manage and archive complex, high-volume, individualized information. We support the entire information lifecycle - from acquisition of the first raw data point to final delivery of personalized information to the customer.

Our software products support leading hardware platforms, operating systems, printers and imaging systems. These products are designed to personalize, produce and manage documents such as insurance policies, utility statements, telephone bills, bank and mutual fund statements, invoices, correspondence, bills of lading and other customer-oriented documents. Our ASP offerings include customer statement and bill generation, electronic bill presentment and payment, insurance policy production, disaster recovery and electronic document archival.

Operating in three key markets, insurance, utilities and financial services, we currently have an installed base of more than 1,200 customers worldwide. More than half of the 200 largest United States insurance companies use our software products and services, including nine of the top 10 life and health insurance companies, nine of the top 10 property and casualty insurance companies and more than 500 managing general agents (MGAs). Many of the largest North American utility companies and major international financial services institutions use our products and services.

We derive our revenues from ASP hosting fees, professional services fees, software license fees and recurring maintenance fees related to our software products. ASP hosting revenue consists of transactional fees earned from customers who outsource the production of customer statements and insurance policies. Professional services revenue includes fees for implementation, integration, training and consulting services. Software license revenue is generally derived from perpetual licenses of software products. Maintenance revenue consists primarily of annual software maintenance and support agreements.

As set forth in the criteria of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), we are organized into two reportable segments: Software and ASP. The Software segment consists of initial software license sales, professional services consulting derived from implementation and integration of our software products and continued customer support and maintenance of the software products. The ASP segment provides processing, print, mail, archival and Internet delivery of documents for customers who outsource these activities.

Our operating results are strongly tied to software license revenue. Software license sales have a high margin and ultimately drive additional professional services and maintenance revenues. A large portion of our software license revenue is generated from a small number of relatively large agreements executed in the latter half of a quarter. The timing of such large agreements is often unpredictable and impacted by events beyond our control, therefore making it difficult to forecast software license revenue effectively. Due to the nature of our software license sales, revenues and profits may vary from quarter to quarter.

For the year ended July 31, 2004, net income increased 36%, or $1.4 million, and earnings per share increased 68%, to $0.47. These results are due primarily to the increase in software license sales of 25% for the year ended July 31, 2004, and aggressive cost-containment measures. We are encouraged with our year-end results and are cautiously optimistic in what continues to be an uncertain business environment.

Revenue generated from our financial services group and our financial results in European markets continue to be areas that need improvement. We have upgraded the financial services direct sales force and our pipeline has improved. During the fourth quarter of fiscal 2004, we generated over $300,000 of license revenue in the financial services market. During the second quarter of fiscal 2004, we had significant European revenues; however, we were unable to achieve those levels in the third and fourth quarter.

Our financial position remains strong with $12.3 million of cash on hand and available borrowings under our credit facility of $5.8 million at July 31, 2004. For the year ended July 31, 2004, working capital and our cash balance have increased while at the same time our long-term debt balance has been reduced.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accompanying "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. We base our estimates and assumptions on historical experiences and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an ongoing basis. Actual results may differ from previously estimated amounts under different assumptions or conditions. The following critical accounting policies, which involve significant judgments and estimates, are used in the preparation of our consolidated financial statements:

REVENUE RECOGNITION

We derive our revenues from the sale of software licenses, annual software maintenance and support agreements, professional services and ASP hosting services. We recognize revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition," and Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). Revenue is recognized when a contract exists, the fee is fixed or determinable, delivery has occurred and collection of the receivable is deemed probable.

We use the residual method to recognize revenue from the sale of software licenses that are bundled with maintenance and support. Under the residual method, the fair value of the undelivered element(s) is deferred and the remaining value of the contract is recognized as revenue. Fair value of an element is based on vendor-specific objective evidence ("VSOE"). VSOE is based on the price charged when the same element is sold separately. We do not generally sell software licenses without selling maintenance and support for the licensed software. Therefore, we have established VSOE only for the undelivered element(s) included in a multi-element arrangement. Specifically, VSOE for maintenance and support is based upon prices customers pay to renew maintenance and support agreements. After expiration of the initial maintenance term, maintenance and support agreements are renewable on an annual basis and include rights to upgrades, when and if available, telephone support, updates, enhancements (when not separately priced and marketed) and bug fixes. Revenue generated from maintenance and support is recognized ratably over the maintenance term of the agreement. We record deferred revenue for maintenance amounts invoiced prior to the performance of the related services.

Our standard software license agreements do not provide for rights of software return and/or conditions of acceptance. However, in the rare case that acceptance criteria are provided, revenue is deferred and not recognized until all acceptance provisions are satisfied. Revenue from software licenses, which include a cancellation clause, is recognized upon expiration of the cancellation period. Revenue related to products still in the testing phase is deferred until formal acceptance of the product by the customer.

Professional services revenue includes implementation, integration, training and consulting services related to our software products. The services offered are not essential to the functionality of the software sold. Professional services revenue is generally recognized as the services are performed. Reimbursed expenses are recorded gross as revenue with an offsetting amount recorded to cost of professional services revenue.

Professional services revenue derived from the implementation and integration of software packages under a fixed price contract is recognized on a percentage-of-completion basis measured by the relationship of hours worked to total estimated contract hours. We follow this method because reasonably dependable estimates of the revenue and contract hours applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends upon estimates, which are assessed periodically during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revisions become known. Accordingly, favorable changes in estimates result in additional revenue recognition and net income, and unfavorable changes in estimates result in a reduction of recognized revenue and net income. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally on a per transaction basis. ASP hosting agreements are generally one-to-five years in duration and provide for monthly billing based on transaction volume or contract minimums, if applicable. Revenue related to the customer's initial set up and implementation is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We take into consideration the current financial condition of our customers, the specific details of the customer accounts, the age of the outstanding balance and the current economic environment when assessing the adequacy of the allowance. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

SOFTWARE DEVELOPMENT COSTS

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The guidance above requires the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever provides the greater amortization. Management periodically assesses the realizability of software development costs when events and circumstances indicate a potential decline in value.

VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL

We recognize an impairment charge associated with our long-lived assets, including property and equipment, goodwill and other intangible assets, whenever we determine that recovery of such long-lived asset is not probable. Such determination is made in accordance with the applicable GAAP requirement associated with the long-lived asset, and is based upon, among other things, estimates of the amount of future net cash flows to be generated by the long-lived asset and estimates of the current fair value of the asset. Adverse changes in future net cash flows or fair value could result in the inability to recover the carrying value of the long-lived asset, thereby requiring an impairment charge to be recognized. We perform an impairment analysis in accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," annually and whenever events and circumstances indicate that an impairment might be present.

DEFERRED TAXES AND VALUATION ALLOWANCE

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of the assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. It is possible that in the future we may change our estimate of the amount of the deferred income tax assets that will more likely than not be realized, which will result in an adjustment to the valuation allowance that would either increase or decrease, as applicable, reported net income in the period such change in estimate was made.

TRANSLATION OF FOREIGN CURRENCY

We translate the financial statements of our European subsidiary into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities of our European subsidiary, whose functional currency is other than the U.S. dollar, are translated at period-end rates of exchange, and revenues and expenses are translated at average exchange rates prevailing during the period. Foreign currency transaction gains and losses are recognized in income as incurred.

We account for unrealized gains or losses on our foreign currency translation adjustments in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires adjustments to be accumulated in stockholders' equity as part of other comprehensive income. Currently, we do not engage in foreign currency hedging activities.

HISTORICAL OPERATING RESULTS FOR THE YEARS ENDED JULY 31, 2004, 2003 AND 2002

The following table sets forth for the periods indicated selected consolidated statements of operations data. The information presented below, expressed in dollars and as a percentage of total revenues for the periods indicated, has been derived from our consolidated financial statements (dollars in thousands).


                                                                             Years ended July 31,
                                                             ---------------------------------------------------

 (dollars in thousands)                                          2004               2003               2002
                                                             -------------      -------------      -------------
 REVENUES
      ASP hosting                                            $      23,332      $      22,867      $      20,221
      Professional services                                         20,637             23,287             21,174
      License                                                       10,480              8,412             12,149
      Maintenance                                                   21,221             20,375             19,076
                                                             -------------      -------------      -------------
        Total revenues                                       $      75,670      $      74,941      $      72,620
                                                             =============      =============      =============

 PERCENTAGE RELATIONSHIP TO TOTAL REVENUES
 REVENUES
      ASP hosting                                                       31%                31%                28%
      Professional services                                             27                 31                 29
      License                                                           14                 11                 17
      Maintenance                                                       28                 27                 26
                                                             -------------      -------------      -------------
          Total revenues                                               100                100                100
                                                             -------------      -------------      -------------
 COST OF REVENUES
      ASP hosting                                                       25                 26                 23
      Professional services                                             23                 24                 24
      License                                                            4                  4                  4
      Maintenance                                                        2                  2                  2
                                                             -------------      -------------      -------------
          Total cost of revenues                                        54                 56                 53
                                                             -------------      -------------      -------------
 Gross profit                                                           46                 44                 47
                                                             -------------      -------------      -------------
 Operating expenses
      Product development                                               10                 10                 10
      Sales and marketing                                               15                 15                 15
      General and administrative                                         9                  9                  9
                                                             -------------      -------------      -------------
          Total operating expenses                                      34                 34                 34
                                                             -------------      -------------      -------------
 Operating income                                                       12                 10                 13
 Other income, net                                                       0                  0                  1
                                                             -------------      -------------      -------------
 Income before income taxes                                             12                 10                 14
 Provision for income taxes                                              5                  5                  6
                                                             -------------      -------------      -------------
 Net income                                                              7%                 5%                 8%
                                                             =============      =============      =============

COMPARATIVE ANALYSIS OF RESULTS FOR THE FISCAL YEAR ENDED JULY 31, 2004 AND 2003

REVENUES

For the year ended July 31, 2004, total revenues increased approximately $729,000, or 1%, due to an increase in license revenue, maintenance revenue and ASP hosting revenue, partially offset by a decrease in professional services revenue. License revenue of $10.5 million increased 25% for the year ended July 31, 2004, as a result of better execution by our sales force and a more stable economic and geopolitical environment. Maintenance revenue increased 4%, or approximately $846,000, for the year ended July 31,

2004, due to maintenance agreements associated with new license sales and annual maintenance fee increases for existing maintenance agreements. ASP hosting revenue increased 2% to $23.3 million for the year ended July 31, 2004, primarily due to revenue generated from new customers. For the year ended July 31, 2004, professional services revenue decreased 11%, or $2.7 million, due primarily to the recognition of $1.3 million in the prior year of previously deferred revenue related to one large consulting contract and the utilization of otherwise billable professional services personnel in the development of our new Policy Xpress product offering.

Backlog for our products and services was $51.5 million as of July 31, 2004, of which $24.1 million is scheduled to be satisfied within one year. Backlog is primarily composed of software license revenue, recurring maintenance revenue for ongoing maintenance and support, software implementation and consulting services and ASP hosting services. Maintenance agreements generally have non-cancelable terms of up to five years and may generally be terminated upon 30 to 60 days' notice; however, we have not historically experienced material cancellations of such contracts. Software implementation and consulting services are principally performed under time and material agreements, of which some have cancellation provisions. The estimated future revenues with respect to software implementation and consulting are based on management's estimate of revenues over the remaining life of the respective contract. ASP hosting agreements generally have one-to-five year terms and provide that fees are charged on a per transaction basis. Estimated future revenues of ASP hosting services are based on contractual monthly minimums multiplied by the remaining term of the respective contract.

We maintain a non-exclusive marketing agreement with Computer Sciences Corporation ("CSC"), which allows CSC to market our software products to insurance and financial services companies worldwide. Revenue generated through the CSC relationship was $2.5 million for the year ended July 31, 2004, and $2.6 million for each of the years ended July 31, 2003 and 2002.

COST OF REVENUES

COST OF ASP HOSTING REVENUE. Cost of ASP hosting revenue is composed primarily of salary and personnel related costs, facility and equipment costs and postage and supplies expense related to our two ASP hosting centers. For the year ended July 31, 2004, cost of ASP hosting revenue decreased 3% to $19 million, primarily due to a decrease in consumable expenses and continued emphasis on controlling costs. For the years ended July 31, 2004 and 2003, cost of ASP hosting revenue represented 82% and 85% of ASP hosting revenue, respectively. The decrease in cost as a percentage of ASP revenue is primarily due to the mix of ASP revenues and lower levels of consumable expenses. Cost of ASP hosting revenue is expected to increase as ASP hosting revenue increases.

COST OF PROFESSIONAL SERVICES REVENUE. Cost of professional services revenue consists primarily of salary and personnel related costs incurred in providing implementation, integration, training and consulting services. For the year ended July 31, 2004, cost of professional services revenue decreased approximately $768,000, or 4%. This decrease is due primarily to an increase in capitalization of development work performed by professional services personnel related to Policy Xpress, our new pre-packaged product offering for the insurance industry. For the years ended July 31, 2004 and 2003, cost of professional services revenue represented 82% and 76% of professional services revenues, respectively. The increase in costs as a percentage of professional services revenue is primarily due to expenses incurred during the current year to host our bi-annual user group conference, lower billing rates and the recognition of previously deferred revenue and related recognition of deferred costs in the prior year associated with one large consulting contract. We expect cost of professional services revenue to increase as professional services revenue increases.

Cost of license revenue. Cost of license revenue includes amortization of capitalized software development costs and royalties paid to third parties. For the year ended July 31, 2004, cost of license revenue increased 8% to $3.2 million. The increase is primarily due to royalty expense related to the licensing of our Policy

Xpress product, partially offset by a decrease in amortization of merger-related capitalized software costs that were fully amortized as of July 31, 2003. We anticipate cost of license revenue to increase as we continue to capitalize development efforts and expect royalty expense to increase due to the future software license sales of Policy Xpress.

COST OF MAINTENANCE REVENUE. Cost of maintenance revenue consists of costs incurred in providing customer telephone and online support. Cost of maintenance revenue decreased 28% for the year ended July 31, 2004, due primarily to a decrease in salaries and personnel related costs. For the year ended July 31, 2004, salaries and personnel related costs decreased approximately $367,000, due to a reduction in staffing late in fiscal 2003 that was enabled by continued departmental automation and a lower demand for support of our mature legacy products. For the years ended July 31, 2004 and 2003, cost of maintenance revenue represented 6% and 9% of maintenance revenue, respectively. The cost of maintenance revenue is expected to increase, but at a slower rate than the anticipated growth in software license and maintenance revenues.

OPERATING EXPENSES

PRODUCT DEVELOPMENT. Product development expense consists primarily of costs associated with developing new products prior to establishing technological feasibility, enhancing existing products, testing software products and developing product documentation. For the year ended July 31, 2004, product development expense increased 2% to $8.0 million, primarily due to an increase in contract labor as we have more contractors working on development projects.

SALES AND MARKETING. Sales and marketing expense consists primarily of salaries and personnel related costs, incentive compensation and costs associated with marketing programs. For the year ended July 31, 2004, sales and marketing expense decreased approximately $172,000, or 2%, primarily due to decreased travel and living expenses.

GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of salary and personnel related costs for accounting, human resources, legal, information technology and outside legal, accounting and other services. General and administrative expense increased 2%, or approximately $104,000, for the year ended July 31, 2004. This increase is due to an increase in outside legal and accounting fees, partially offset by a decrease in bad debt and travel and living expenses.

INTEREST EXPENSE

Interest expense is composed of interest incurred on our term note with Comerica Bank - Texas and capital leases. For the year ended July 31, 2004, interest expense increased approximately $409,000, primarily due to interest expense associated with our bank note, which was entered into in June 2003 in connection with the repurchase of our Common Stock from Safeguard Scientifics, Inc. The bank note bears interest at a fixed annual rate of 3.32%.

OTHER INCOME (EXPENSE), NET

Other income (expense), net increased approximately $201,000 for the year ended July 31, 2004, primarily due to gains on foreign currency exchange rates, partially offset by a decrease in interest income. For the year ended July 31, 2004, we incurred a foreign currency exchange rate gain of approximately $297,000, as compared to a foreign currency exchange rate gain of approximately $45,000 for the year ended July 31, 2003.

PROVISION FOR INCOME TAXES

The effective tax rate for the years ended July 31, 2004 and 2003 was 42% and 45%, respectively. The rates differ from the federal statutory rate due primarily to losses generated by our European subsidiary, for which we do not currently recognize a tax benefit. The decrease in the effective rate from the prior year is primarily due to the improved performance of our European subsidiary. We used a portion of our net operating loss carryforwards to offset our current tax liability for the years ended July 31, 2004 and 2003.

NET INCOME

Net income increased 36% to $5.4 million for the year ended July 31, 2004, primarily due to the increase in software license revenue and continued efforts to maintain controllable expenses at acceptable levels.

COMPARATIVE ANALYSIS OF RESULTS FOR THE FISCAL YEARS ENDED JULY 31, 2003 AND
2002

REVENUES

Total revenues increased $2.3 million, or 3%, for the year ended July 31, 2003 due to increased ASP hosting revenue, professional services revenue and maintenance revenue, partially offset by decreased license revenue. ASP hosting revenue increased $2.6 million, or 13%, due to the addition of several new significant customers. Professional services revenue increased $2.1 million, or 10%, due to new or expanded engagements with our existing customer base, new customers and higher utilization rates. Maintenance revenue increased $1.3 million, or 7%, due to maintenance agreements associated with new license sales, customers expanding their processing rights for existing products and annual maintenance fee increases. License revenue decreased $3.7 million, or 31%, due to a lower volume of software license contracts as companies were curtailing capital expenditures in a difficult economic and geopolitical environment.

COST OF REVENUES

COST OF ASP HOSTING REVENUE. Cost of ASP hosting revenue increased $2.3 million, or 14%, for the year ended July 31, 2003. The increase is due primarily to increased salaries and personnel related costs, computer costs and postage expense associated with expanding this business. Salaries and personnel related costs increased $1.2 million, or 34%, for the year ended July 31, 2003, as a result of increased staffing in systems support and production services as well as increased employee benefit costs. Computer costs increased approximately $616,000, or 20%, for the year ended July 31, 2003, due to additional depreciation and maintenance on equipment purchased during the year. Postage expense increased approximately $491,000, or 10%, for the year ended July 31, 2003, due primarily to increased postage rates. For each of the fiscal years ended July 31, 2003 and 2002, cost of ASP hosting revenue represented 85% of ASP hosting revenue. Cost of ASP hosting revenue is expected to increase as ASP revenue increases.

COST OF PROFESSIONAL SERVICES REVENUE. Cost of professional services revenue increased approximately $388,000, or 2%, for the year ended July 31, 2003. The increase is due to increased salary and personnel related costs of approximately $362,000. Salaries and personnel related costs increased due to increased employee benefit costs and annual merit increases, partially offset by attrition. For the fiscal years ended July 31, 2003 and 2002, cost of professional services revenue represented 76% and 82% of professional services revenues, respectively. The decrease in cost as a percentage of professional services revenue is mainly due to greater utilization of implementation and consulting personnel. We expect cost of professional services revenue to increase as professional services revenue increases.

COST OF LICENSE REVENUE. For the year ended July 31, 2003, cost of license revenue increased approximately $396,000, or 15%. The increase in amortization is driven by the increase in capitalized software development costs. In order to gain market share within the financial services industry, we have increased our product development and packaging efforts to better serve our financial services customers. We anticipate continued development efforts, including Internet applications, integration of our existing product offerings, further development of packaged applications for use in industries such as financial services and development of new software products.

COST OF MAINTENANCE REVENUE. For the year ended July 31, 2003, cost of maintenance revenue increased approximately $138,000, or 8%, due primarily to an increase in salaries and personnel related costs of approximately $186,000, or 16%, partially offset by a decrease in incentive compensation of approximately $65,000. The increase in salaries and personnel related cost is due to increased employee benefit costs and annual merit increases. For each of the fiscal years ended July 31, 2003 and 2002, cost of maintenance revenue represented 9% of maintenance revenue. The cost of maintenance revenue is expected to increase, but at a slower rate than the anticipated growth in software license and maintenance revenues as we have reduced support of our legacy software products and enhanced our ability to provide online support.

OPERATING EXPENSES

PRODUCT DEVELOPMENT. For the fiscal year ended July 31, 2003, product development expense increased approximately $321,000, or 4%. The increase is primarily due to increased salaries and personnel related costs, partially offset by a decrease in incentive compensation. For the year ended July 31, 2003, salaries and personnel related costs increased approximately $807,000, or 10%, for development and support efforts and incentive compensation decreased approximately $357,000, or 74%, due to stock option compensation expense recognized during the year ended July 31, 2002.

SALES AND MARKETING. For the year ended July 31, 2003, sales and marketing expense increased approximately $564,000, or 5%. This increase is primarily due to increased salaries and personnel related costs offset by a decrease in incentive compensation. For the year ended July 31, 2003, salaries and personnel related costs increased approximately $878,000, or 21%, due to adding additional practice leaders and sales personnel. Incentive compensation decreased approximately $449,000, or 16%, for the year ended July 31, 2003 as a result of decreased software license revenue.

GENERAL AND ADMINISTRATIVE. General and administrative expense for the year ended July 31, 2003 was relatively consistent with the year ended July 31, 2002.

INTEREST EXPENSE

Interest expense increased approximately $211,000 for the year ended July 31, 2003 due to the addition of our term note with Comerica Bank-Texas in June 2003 and our capital lease obligations in December 2002.

OTHER INCOME (EXPENSE), NET

Other income (expense), net decreased approximately $597,000 for the year ended July 31, 2003 due primarily to fluctuations in foreign currency exchange rates associated with our European subsidiary and a decrease in interest income of approximately $61,000. For the year ended July 31, 2003, we incurred a foreign currency exchange rate gain of approximately $45,000 as compared to a foreign currency exchange rate gain of approximately $572,000 for the year ended July 31, 2002.

PROVISION FOR INCOME TAXES

The effective tax rate for the years ended July 31, 2003 and 2002 was 45% and 40%, respectively. The effective rates differ from the federal statutory rate due primarily to losses generated by our European subsidiary, for which we do not currently recognize a tax benefit. We used a portion of our net operating loss carryforwards to offset our current tax liability for the years ended July 31, 2003 and 2002.

NET INCOME

Net income decreased 33% from $5.9 million at July 31, 2002 to $3.9 million at July 31, 2003. The decrease is primarily due to a lower volume of software license contracts executed in fiscal year 2003 and a higher consolidated tax rate.

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2004, our principal sources of liquidity consisted of cash and cash equivalents of $12.3 million and our revolving credit facility, which has available borrowings of $5.8 million. Cash and cash equivalents for the year ended July 31, 2004, increased $5.0 million from $7.3 million at July 31, 2003.

During the year ended July 31, 2004, we generated $14.5 million in cash flow from operations compared to $11.5 million for the year ended July 31, 2003. This increase from the prior year was primarily a result of growth in our net income. The growth in operating cash flow over fiscal year 2003 was positively impacted by deferred taxes and the tax benefit related to stock option exercises. Deferred taxes increased from $2.0 million in fiscal 2003 to $2.8 million in fiscal year 2004. The increase in deferred taxes is primarily due to differences in timing of deductibility of amortization as well as other tax and book differences. The tax benefit received from stock option exercises increased $1.0 million to $1.9 million for the year ended July 31, 2004, due to an increase in the number of options exercised.

Cash used in investing activities was $7.0 million and $3.4 million for the years ended July 31, 2004 and 2003, respectively. Cash used in investing activities during the year ended July 31, 2004, related to the purchase of $1.5 million of property and equipment and $5.5 million in costs associated with the development of capitalized software. The approximate $3.4 million of cash used in investing activities during the year ended July 31, 2003, related to the purchase of property and equipment of $3.2 million, $4.2 million of capitalized software development costs and the purchase of $3.0 million in short-term investments, partially offset by the maturity of $7.0 million in short-term investments.

Cash used in financing activities was $2.1 million and $10.5 million for the years ended July 31, 2004 and 2003, respectively. Cash used in financing activities during the year ended July 31, 2004, primarily related to principal payments made under our bank note of $3.6 million, partially offset by proceeds from the exercise of stock options of $1.8 million.

In December 2002, we entered into various capital lease arrangements for the rental of computer equipment at our ASP hosting facilities in the aggregate amount of $3.2 million. The lease agreements require monthly payments of principal and interest of approximately $65,000. For the years ended July 31, 2004 and 2003, we made payments in the approximate amount of $777,000 related to these leases.

On June 3, 2003, we repurchased 3.1 million shares of our Common Stock along with warrants to purchase approximately an additional 161,000 shares of Common Stock from Safeguard Scientifics, Inc ("Safeguard") and a former officer of Safeguard for $5.95 per share. In connection with the repurchase, we entered into a $14.2 million term note with Comerica Bank-Texas. The bank note bears interest at a fixed annual rate of 3.32% and is repayable in equal monthly installments over four years.

As of July 31, 2004, we had approximately 6,050,000 shares of treasury stock outstanding at an average per share cost of $5.56. Since inception of our stock repurchase program in fiscal 1999, we have repurchased approximately 9,366,000 shares of stock at an average purchase price of $5.37. Our Board of Directors believes the repurchase program is an appropriate means of increasing shareholder value.

Working capital was $10.7 million at July 31, 2004, compared with $3.7 million at July 31, 2003. The increase in working capital of $7.0 million is due to an increase in current assets of $5.0 million and a decrease in current liabilities of $2.0 million. The increase in current assets is primarily due to the increase in cash provided by operating activities. The decrease in current liabilities is primarily due to the decrease in accrued compensation, resulting primarily from the timing of payments related to payroll.

At July 31, 2004, we had a $5.8 million revolving credit facility from Comerica Bank-Texas, which expires on August 31, 2005. The credit facility bears interest at the bank's prime rate less 100 basis points or LIBOR rate of interest plus 150 basis points, and is collateralized by substantially all of our assets. Under the credit facility and our bank note, we are required to maintain certain financial and non-financial covenants. As of July 31, 2004, there were no borrowings under this credit facility. Subsequent to July 31, 2004, the credit facility was amended to increase the maximum borrowing amount to $10.0 million and extend the maturity date to August 31, 2006.

On September 24, 2004, we entered into a definitive agreement to acquire the assets of Newbridge Corporation, which includes the capital stock of Newbridge Information Services, Inc. and Matrix Digital Technologies, Inc. (collectively "Newbridge"). Newbridge is a leading information services company for the health care market. Newbridge composes, produces and distributes provider directories, ID cards and policy kits, as well as provides Internet access to health care providers. We closed the transaction contemporaneously with the execution and delivery of the definitive agreement. The all-cash transaction required an initial cash outlay of $3.1 million, consisting of a purchase price of $2.6 million and the payment of $500,000 related to Newbridge's outstanding bank debt. We expect to liquidate certain notes and past due accounts payable of $2.0 million subsequent to closing.

Our ongoing liquidity needs are expected to arise primarily from the repayment of debt, obligations under capital leases, funding the continued development, enhancement and support of our software offerings and sales and marketing costs associated with expansion in new vertical and international markets. Additionally, we expect to pay certain obligations of Newbridge, post closing, as mentioned above. A portion of our cash balance or borrowings under our revolving credit facility could be used to acquire other complementary businesses or obtain the right to use complementary technologies.

Our liquidity could be negatively impacted by a decrease in demand for our products, which are subject to rapid technology changes, reduction in capital expenditures by our customers and intense competition, among other factors. Operating leases and purchase obligations related to services agreements are our only off balance sheet arrangements. The following is a schedule of our future contractual cash obligations as of July 31, 2004 (in thousands):


                                                Less than                                         After
                                  Total           1 year       2 - 3 years     4 - 5 years       5 years
                              -------------   -------------   -------------   -------------   -------------
Operating leases              $      25,151   $       3,198   $       5,640   $       5,347   $      10,966
Capital lease obligations             2,675             783           1,566             326               0
Bank note                            10,872           3,842           7,030               0               0
Purchase obligations                    104             104               0               0               0
                              -------------   -------------   -------------   -------------   -------------
Total contractual cash
  obligations                 $      38,802   $       7,927   $      14,236   $       5,673   $      10,966
                              =============   =============   =============   =============   =============

We currently anticipate that existing cash and cash equivalents, together with cash generated from operations and available borrowings under our credit facility, will be sufficient to satisfy our operating cash needs for the foreseeable future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2003, the Securities Exchange Commission ("SEC") issued Staff Accounting Bulletin 104, "Revenue Recognition" ("SAB 104"). SAB 104 updates existing Staff Accounting Bulletin Topic 13, "Revenue Recognition" to be consistent with current authoritative guidance, primarily Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 did not have a material impact on our consolidated financial statements.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

--------------------------------------------------------------------------------








             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors and Stockholders of DOCUCORP INTERNATIONAL, INC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Docucorp International, Inc. and its subsidiaries at July 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Dallas, Texas
October 1, 2004


                                            DOCUCORP INTERNATIONAL, INC.
                                             CONSOLIDATED BALANCE SHEETS
                                               JULY 31, 2004 AND 2003
                                  (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------------------------


                                                                                     2004                2003
                                                                               ----------------   -----------------
 ASSETS
   Current assets:
     Cash and cash equivalents                                                 $         12,336     $         7,269
     Accounts receivable, net of allowance
          of $375 and $562, respectively                                                 16,752              16,023
     Current portion of deferred taxes                                                      112                  83
     Income tax receivable                                                                  817               1,074
     Other current assets                                                                 2,461               2,956
                                                                               ----------------   -----------------
                   Total current assets                                                  32,478              27,405

   Property and equipment, net of accumulated depreciation
       of $16,664 and $13,359, respectively                                               8,073              10,031
   Software development costs, net of accumulated
       amortization of $22,096 and $19,286, respectively                                 12,269               9,567
   Goodwill, net of accumulated amortization of $4,940                                    5,846               5,846
   Other assets                                                                             573                 591
                                                                               ----------------   -----------------
                   Total assets                                                $         59,239   $          53,440
                                                                               ================   =================


 LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable                                                          $          1,473   $           1,644
     Accrued liabilities:
       Accrued compensation                                                               2,104               3,390
       Other                                                                              1,783               1,648
     Income taxes payable                                                                   158                 423
     Current portion of capital lease obligations                                           626                 582
     Current portion of long-term debt                                                    3,550               3,550
         Deferred revenue                                                                12,038              12,482
                                                                               ----------------   -----------------
                   Total current liabilities                                             21,732              23,719

   Deferred taxes                                                                         4,835               2,003
   Long-term capital lease obligations                                                    1,716               2,342
   Long-term debt                                                                         6,804              10,354
   Other long-term liabilities                                                            1,353               1,290

   Commitments and contingencies

   Stockholders' equity:
     Preferred stock, $0.01 par value, 1,000,000 shares
       authorized; none issued                                                                0                   0
     Common stock, $0.01 par value, 50,000,000 shares
       authorized; 16,593,849 shares issued                                                 166                 166
     Additional paid-in capital                                                          47,350              45,466
     Treasury stock at cost, 6,050,429 and 6,811,374 shares, respectively               (33,635)            (37,865)
     Retained earnings                                                                    9,821               6,266
     Unearned compensation                                                                 (402)                  0
     Foreign currency translation adjustment                                               (501)               (301)
                                                                               ----------------   -----------------
                   Total stockholders' equity                                            22,799              13,732
                                                                               ----------------   -----------------
                   Total liabilities and stockholders' equity                  $         59,239   $          53,440
                                                                               ================   =================


                            SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                             DOCUCORP INTERNATIONAL, INC.
                                       CONSOLIDATED STATEMENTS OF OPERATIONS AND
                                                 COMPREHENSIVE INCOME
                                   FOR THE YEARS ENDED JULY 31, 2004, 2003 AND 2002
                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------------------------------------------------------


                                                                          2004             2003             2002
                                                                      -------------    -------------    -------------
 REVENUES
      ASP hosting                                                     $      23,332    $      22,867    $      20,221
      Professional services                                                  20,637           23,287           21,174
      License                                                                10,480            8,412           12,149
      Maintenance                                                            21,221           20,375           19,076
                                                                      -------------    -------------    -------------
                 Total revenues                                              75,670           74,941           72,620
                                                                      -------------    -------------    -------------

 COST OF REVENUES
      ASP hosting                                                            19,023           19,526           17,186
      Professional services                                                  16,985           17,753           17,365
      License                                                                 3,232            3,006            2,610
      Maintenance                                                             1,340            1,849            1,711
                                                                      -------------    -------------    -------------
                 Total cost of revenues                                      40,580           42,134           38,872
                                                                      -------------    -------------    -------------

 Gross profit                                                                35,090           32,807           33,748
                                                                      -------------    -------------    -------------

 OPERATING EXPENSES
      Product development                                                     7,974            7,793            7,472
      Sales and marketing                                                    11,167           11,339           10,775
      General and administrative                                              6,523            6,419            6,417
                                                                      -------------    -------------    -------------
                 Total operating expenses                                    25,664           25,551           24,664
                                                                      -------------    -------------    -------------

 Operating income                                                             9,426            7,256            9,084
 Interest expense                                                              (620)            (211)               0
 Other income (expense), net                                                    385              184              781
                                                                      -------------    -------------    -------------

 Income before income taxes                                                   9,191            7,229            9,865
 Provision for income taxes                                                   3,825            3,284            3,936
                                                                      -------------    -------------    -------------

 Net income                                                           $       5,366    $       3,945    $       5,929
                                                                      =============    =============    =============

 Other comprehensive income:
      Foreign currency translation adjustment, net of tax                      (200)              (8)            (333)
                                                                      -------------    -------------    -------------
 Comprehensive income                                                 $       5,166    $       3,937    $       5,596
                                                                      =============    =============    =============

 Basic net income per share                                           $        0.53    $        0.31    $        0.44
                                                                      =============    =============    =============

 Weighted average basic shares outstanding                                   10,154           12,780           13,458
                                                                      =============    =============    =============

 Diluted net income per share                                         $        0.47    $        0.28    $        0.40
                                                                      =============    =============    =============

 Weighted average diluted shares outstanding                                 11,360           13,878           14,883
                                                                      =============    =============    =============


                            SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                             DOCUCORP INTERNATIONAL, INC.
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   FOR THE YEARS ENDED JULY 31, 2004, 2003 AND 2002
                                                    (IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------


                                                                            2004            2003            2002
                                                                       --------------  --------------  --------------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                        $        5,366  $        3,945  $        5,929
     Adjustments to reconcile net income to
       net cash provided by operating activities:
           Stock-based compensation expense                                        48              31            536
           Depreciation                                                         3,455           3,357          2,608
           Amortization of capitalized software                                 2,830           3,021          2,630
           Provision for doubtful accounts                                        145             305            702
           Deferred income taxes                                                2,803           1,972          1,152
           Tax benefit related to stock option exercises                        1,860             803            469
           Changes in assets and liabilities:
                 (Increase) decrease in accounts receivable                      (715)            283           (232)
                 (Increase) decrease in income tax receivable                     257          (1,074)             0
                 (Increase) decrease in other assets                              553             (45)           (73)
                 Increase (decrease) in accounts payable                         (185)            152           (755)
                 Increase (decrease) in accrued liabilities                    (1,150)         (1,225)           641
                 Increase (decrease) in income taxes payable                     (265)           (934)           445
                 Increase (decrease) in deferred revenue                         (517)            871            353
                                                                       --------------  --------------  --------------
                    Total adjustments                                           9,119           7,517           8,476
                                                                       --------------  --------------  --------------
                    Net cash provided by operating activities                  14,485          11,462          14,405
                                                                       --------------  --------------  --------------


 CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of short-term investments                                             0          (2,981)        (13,936)
     Sale of short-term investments                                                 0           6,970          13,936
     Purchase of property and equipment                                        (1,464)         (3,170)         (2,750)
     Capitalized software development costs                                    (5,532)         (4,197)         (3,615)
                                                                       --------------  --------------  --------------
                   Net cash used in investing activities                       (6,996)         (3,378)         (6,365)
                                                                       --------------  --------------  --------------


 CASH FLOWS FROM FINANCING ACTIVITIES
     Principal payments under capital lease obligations                          (582)           (321)              0
     Principal payments under bank note                                        (3,550)           (296)              0
     Proceeds from bank note                                                        0          14,200               0
     Purchase of treasury stock                                                     0         (25,285)         (6,181)
     Proceeds from exercise of options and warrants                             1,802           1,233           1,395
     Purchase of warrants                                                           0            (274)              0
     Proceeds from stock issued to employees under Employee
        Stock Purchase Plan ("ESPP")                                              191             221             182
                                                                       --------------  --------------  --------------
                   Net cash used in financing activities                       (2,139)        (10,522)         (4,604)
                                                                       --------------  --------------  --------------

 Effect of exchange rates on cash flows                                          (283)            (26)             82
                                                                       --------------  --------------  --------------

 Net increase (decrease) in cash and cash equivalents                           5,067          (2,464)          3,518
 Cash and cash equivalents at beginning of year                                 7,269           9,733           6,215
                                                                       --------------  --------------  --------------
 Cash and cash equivalents at end of year                              $       12,336  $        7,269  $        9,733
                                                                       ==============  ==============  ==============


                             See non-cash activities disclosed in Notes 1, 3, 4, 5 and 6.


                            SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                  DOCUCORP INTERNATIONAL, INC.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                        FOR THE YEARS ENDED JULY 31, 2004, 2003 AND 2002
                                              (IN THOUSANDS EXCEPT SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------


                                                                          Retained                    Foreign
                                                Additional                earnings                    currency
                                      Common     paid-in     Treasury   (accumulated    Unearned    translation
                                       Stock     capital      Stock       deficit)    compensation   adjustment       Total
                                      -------  -----------  ----------  ------------  ------------  ------------  ------------
Balance at July 31, 2001              $   166  $    43,899  $  (12,333) $       (705) $          0  $         40  $     31,067
Exercise of stock options and
    warrants to purchase 567,584
    shares of Common Stock                          (1,156)      2,551                                                   1,395
Purchase of 978,029 shares of
    Treasury Stock                                              (6,181)                                                 (6,181)
Issuance of 45,035 shares of Common
    Stock to employees under ESPP                      (23)        205                                                     182
Compensation expense related to
    non-qualified stock options                        536                                                                 536
Tax benefit from stock option
    exercises                                          469                                                                 469
Foreign currency translation
    adjustment                                                                                              (333)         (333)
Net income                                                                     5,929                                     5,929
                                      -------  -----------  ----------  ------------  ------------  ------------  ------------
Balance at July 31, 2002                  166       43,725     (15,758)        5,224             0          (293)       33,064
Exercise of stock options and
    warrants to purchase 578,988
    shares of Common Stock                           1,169       2,967        (2,903)                                    1,233
Purchase of 4,239,580 shares of
    Treasury Stock                                             (25,285)                                                (25,285)
Issuance of 39,927 shares of Common
    Stock to employees under ESPP                       10         211                                                     221
Purchase of 161,242 warrants                          (274)                                                               (274)
Stock based compensation                                31                                                                  31
Other                                                    2                                                                   2
Tax benefit from stock option
    exercises                                          803                                                                 803
Foreign currency translation
    adjustment                                                                                                (8)           (8)
Net income                                                                     3,945                                     3,945
                                      -------  -----------  ----------  ------------  ------------  ------------  ------------
Balance at July 31, 2003                  166       45,466     (37,865)        6,266             0          (301)       13,732
Exercise of stock options to
    purchase 676,047 shares of
    Common Stock                                      (145)      3,758        (1,811)                                    1,802
Issuance of 55,000 shares of
    Restricted Stock                                   145         305                        (450)                          0
Issuance of 29,898 shares of Common
    Stock to employees under ESPP                       24         167                                                     191
Stock based compensation                                                                        48                          48
Tax benefit from stock option
    exercises                                        1,860                                                               1,860
Foreign currency translation
    adjustment                                                                                              (200)         (200)
Net income                                                                     5,366                                     5,366
                                      -------  -----------  ----------  ------------  ------------  ------------  ------------
Balance at July 31, 2004              $   166  $    47,350  $  (33,635) $      9,821  $       (402) $       (501) $     22,799
                                      =======  ===========  ==========  ============  ============  ============  ============


                                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Notes to Consolidated Financial Statements


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Docucorp International, Inc. ("Docucorp"), a Delaware corporation, was organized on January 13, 1997 in connection with the acquisition of FormMaker Software, Inc. ("FormMaker") by Image Sciences, Inc ("Image Sciences") (the "Merger"). The accompanying consolidated financial statements include the accounts of Docucorp and our wholly owned subsidiaries, Image Sciences, FormMaker, EZPower Systems, Inc., Maitland Software, Inc. and Docucorp Europe Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. We operate primarily in the United States, Canada and Europe.

We develop, market and support a portfolio of proprietary information software, application service provider ("ASP") hosting and professional services that enables companies to create, publish, manage and archive complex, high-volume, individualized information. We support the entire information lifecycle - from acquisition of the first raw data point to final delivery of personalized information to the customer. The majority of our business is currently derived from companies in the insurance industry.

REVENUE RECOGNITION

We derive our revenues from the sale of software licenses, annual software maintenance and support agreements, professional services and ASP hosting services. We recognize revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). Revenue is recognized when a contract exists, the fee is fixed or determinable, delivery has occurred and collection of the receivable is deemed probable.

We use the residual method to recognize revenue from the sale of software licenses that are bundled with maintenance and support. Under the residual method, the fair value of the undelivered element(s) is deferred and the remaining value of the contract is recognized as revenue. Fair value of an element is based on vendor-specific objective evidence ("VSOE"). VSOE is based on the price charged when the same element is sold separately. We do not generally sell software licenses without selling maintenance and support for the licensed software. Therefore, we have established VSOE only for the undelivered element(s) included in a multi-element arrangement. Specifically, VSOE for maintenance and support is based upon prices customers pay to renew maintenance and support agreements. After expiration of the initial maintenance term, maintenance and support agreements are renewable on an annual basis and include rights to upgrades, when and if available, telephone support, updates, enhancements (when not separately priced and marketed) and bug fixes. Revenue generated from maintenance and support is recognized ratably over the maintenance term of the agreement. We record deferred revenue for maintenance amounts invoiced prior to the performance of the related services.

Our standard software license agreements do not provide for rights of software return and/or conditions of acceptance. However, in the rare case that acceptance criteria are provided, revenue is deferred and not recognized until all acceptance provisions are satisfied. Revenue from software licenses, which include a cancellation clause, is recognized upon expiration of the cancellation period. Revenue related to products still in the testing phase is deferred until formal acceptance of the product by the customer.

Professional services revenue includes implementation, integration, training and consulting services related to our software products. The services offered are not essential to the functionality of the software. Professional services revenue is generally recognized as the services are performed. Reimbursed expenses are recorded gross as revenue with an offsetting amount recorded to cost of professional services revenue.

Professional services revenue derived from the implementation and integration of software packages under a fixed price contract is recognized on a percentage-of-completion basis measured by the relationship of hours worked to total estimated contract hours. We follow this method because reasonably dependable estimates of the revenue and contract hours applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends upon estimates, which are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revisions become known. Accordingly, favorable changes in estimates result in additional revenue recognition and net income, and unfavorable changes in estimates result in a reduction of recognized revenue and net income. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally on a per transaction basis. ASP hosting agreements are generally one-to-five years in duration and provide for monthly billing based on transaction volume or contract minimums, if applicable. Revenue related to the customer's initial set up and implementation is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

CASH EQUIVALENTS

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.

ACCOUNTS RECEIVABLE

Accounts receivable is composed of billed and unbilled accounts receivable. Unbilled accounts receivable include amounts that have been recognized as revenue under the percentage-of-completion method or upon execution of the software license contract and shipment of the software, but prior to contractual payment terms.

Accounts receivable consist of the following at July 31 (in thousands):

                                       2004              2003
                                  --------------   ---------------

Trade                             $       14,188   $        13,102
Unbilled                                   2,784             3,103
Other                                        155               380
                                  --------------   ---------------
                                  $       17,127   $        16,585
                                  ==============   ===============

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We take into consideration the current financial condition of the customers, the specific details of the customer accounts, the age of the outstanding balance and the current economic environment when assessing the adequacy of the allowance. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

The following are the changes in the allowance for doubtful accounts during the years ended July 31 (in thousands):

                                                                   2004             2003              2002
                                                              --------------   ---------------   --------------
Balance at beginning of period                                $          562   $           670   $          600
     Provision for uncollectible accounts receivable                     145               305              702
     Losses sustained, net of recoveries                                (332)             (413)            (632)
                                                              --------------   ---------------   --------------
Balance at end of period                                      $          375   $           562   $          670
                                                              ==============   ===============   ==============

FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments consist primarily of cash, cash equivalents, accounts receivable, accounts payable, accrued liabilities, bank note and capital lease obligations. The current carrying amount of these instruments approximates fair market value due to the relatively short period of time to maturity for these instruments. The fair market value of our capital lease obligations approximate their carrying values based upon current market rates of interest. The fair value of our bank note was $10.4 million at July 31, 2004, based on current market interest rates.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), requires all derivative instruments be recorded on the balance sheet at fair value. Currently, we do not hold derivative instruments or engage in hedging activities.

PROPERTY AND EQUIPMENT, DEPRECIATION AND AMORTIZATION

Property and equipment are carried at cost, less accumulated depreciation and amortization. Software developed for internal use is accounted for in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Depreciation and amortization are computed over the estimated service lives using the straight-line method. Amortization of assets recorded under capital leases was approximately $649,000 for the year ended July 31, 2004 and is included in depreciation expense. Cumulative amortization on capital leases was approximately $1.0 million. Estimated service lives are as follows:

                                             Lesser of useful life
         Leasehold improvements                   or life of lease
         Computer equipment                              4-5 years
         Furniture and fixtures                            5 years
         Equipment under capital leases                    5 years

Costs related to repairs and maintenance are expensed as incurred. Major renewals and betterments are capitalized and depreciated over the assets' remaining estimated service lives. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts with any resulting gain or loss included in income.

SOFTWARE DEVELOPMENT COSTS

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The guidance above requires the capitalization of certain software development costs, which include salaries and personnel related costs incurred in the development activities, once technological feasibility of the software has been established. Research and development costs incurred prior to the establishment of the technological feasibility of a product are expensed as incurred. The cost of capitalized software is amortized on a straight-line basis over its estimated useful life, generally four to six years, or the ratio of current revenues to current and anticipated revenues from the software, whichever provides the greater amortization.

GOODWILL

In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we do not amortize goodwill, but rather test it annually for impairment. Goodwill is also reviewed for impairment at other times during each year when events or changes in circumstances indicate that an impairment might be present.

IMPAIRMENT OF LONG-LIVED ASSETS

We have evaluated our long-lived assets for impairment, and will continue to do so as events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. If facts or circumstances support the possibility of impairment, we prepare a projection of future operating cash flows, undiscounted and without interest. If based on this projection we do not expect to recover our carrying cost, an impairment loss equal to the difference between the fair value of the asset and its carrying value will be recognized in operating income.

DEFERRED REVENUE

Deferred revenue relates primarily to maintenance and support agreements that have been invoiced to customers prior to the performance of the related services. Maintenance and support services are generally billed annually in advance for services to be performed over a 12-month period. Maintenance provided under an initial software license contract is recorded as deferred revenue based on the VSOE of that maintenance and is recognized over the term of the maintenance and support agreement.

GUARANTEES

We enter into standard indemnification agreements in our ordinary course of business. Pursuant to these agreements, we typically indemnify, hold harmless and agree to reimburse the indemnified party for those losses suffered or incurred by the indemnified party arising from any trade secrets, trademark, copyright, patent or other intellectual property infringement claim by any third party with respect to our software and services. The term of these indemnification agreements is generally perpetual, commencing with the execution of the agreement. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited; however, consequential damages are excluded. Since we have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements, we believe the estimated fair value of our obligation under these agreements is minimal. Accordingly, we have no liabilities recorded for these agreements as of July 31, 2004.

We currently provide software product warranties to our customers. The product warranties generally provide that the licensed software shall operate substantially in accordance with the applicable user documentation for a period typically 90 days from delivery. At July 31, 2004, we had no material product warranty liability. From time to time, in order to manage our customer relationships, we incur costs outside of our product warranty program. These costs are expensed as incurred.

We have agreements in place with our directors and officers whereby we indemnify them for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that may enable us to recover a portion of any future amounts paid.

TRANSLATION OF FOREIGN CURRENCIES

We translate the financial statements of our European subsidiary into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). Assets and liabilities of our European subsidiary, whose functional currency is other than the U.S. dollar, are translated at year-end rates of exchange, and revenues and expenses are translated at average exchange rates prevailing during the year. Foreign currency transaction gains and losses are recognized in income as incurred.

We account for unrealized gains or losses on our foreign currency translation adjustments in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires the adjustments be accumulated in stockholders' equity as part of other comprehensive income.

During the year ended July 31, 2003, we determined that a portion of the intercompany loan balance to a consolidated foreign subsidiary is of a long-term investment nature and we will not seek repayment of this portion of the intercompany loan in the near term. In accordance with SFAS 52, we recognize the translation of this long-term investment as a component of other comprehensive income. We recognize the translation of the remaining portion of the intercompany loan as other income.

TREASURY STOCK

We account for Treasury Stock using the cost method. Gains on sales of Treasury Stock are credited to Additional Paid-in Capital ("APIC"), losses are charged to APIC to the extent that previous net gains from sales are included therein, otherwise to Retained Earnings. The cumulative net difference between the average Treasury Stock purchase price per share and the option exercise price at July 31, 2003 of $2.9 million was reclassified from APIC to Retained Earnings.

INCOME TAXES

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

NET INCOME PER SHARE

Our basic and diluted net income per share are computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common shares outstanding and the assumed exercise of stock options and warrants and restricted stock awards, (using the treasury stock method). Following is a reconciliation of the shares used in computing basic and diluted net income per share for the fiscal years indicated (in thousands):


                                            2004                 2003                2002
                                        ------------         ------------        ------------
Shares used in computing basic
   net income per share                     10,154               12,780              13,458
Dilutive effect of stock options,
   warrants and restricted stock             1,206                1,098               1,425
                                        ------------         ------------        ------------

Shares used in computing diluted
   net income per share                     11,360               13,878              14,883
                                        ============         ============        ============

At July 31, 2004, options to purchase approximately 50,000 shares of Common Stock at an average exercise price of $13.50 per share were anti-dilutive and not included in the computation of diluted net income per share, because the options' exercise price was greater than the average market price of the Common Stock for the period. At July 31, 2003, there were approximately 393,000 anti-dilutive options to purchase Common Stock at an average exercise price of $8.11 per share. At July 31, 2002, there were no anti-dilutive options to purchase Common Stock.

STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 148 requires prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure requirements of SFAS 148 effective for the quarter ended April 30, 2003.

We account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its various interpretations, including Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock-Based Compensation, an Interpretation of APB Opinion No. 25." Under APB 25, compensation cost is generally not recognized for fixed stock options in which the exercise price is not less than the market price on the grant date. Compensation cost was $48,000 and $31,000 for the years ended July 31, 2004 and 2003, respectively. For the year ended July 31, 2002, we recognized approximately $536,000 in compensation cost in accordance with APB 25 for stock options settled with cash. Had compensation cost for our stock-based compensation plans been determined under the fair value method of SFAS 123, our net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):


                                                            2004              2003             2002
                                                       --------------   ---------------   --------------
Net income as reported                                 $        5,366   $         3,945   $        5,929
     Plus, stock-based compensation expense
     included in reported income, net of tax                       28                17              322
     Less, stock-based compensation expense under
     fair value based methods, net of tax                      (1,072)             (931)          (1,013)
                                                       --------------   ---------------   --------------
Pro forma net income                                   $        4,322   $         3,031   $        5,238
                                                       ==============   ===============   ==============

Net income per share:
     As reported
        Basic                       $   0.53    $    0.31    $   0.44
        Diluted                     $   0.47    $    0.28    $   0.40
     Pro forma
        Basic                       $   0.43    $    0.24    $   0.38
        Diluted                     $   0.38    $    0.22    $   0.35

The weighted average fair value of options granted during the years ended July 31, 2004, 2003 and 2002 was $3.41, $4.27 and $2.02 per option, respectively. The fair value of our stock-based awards to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.18%, 2.86% and 3.97%; no expected dividend yields; expected lives of 4.50 years, and volatility of 62.8%, 75.6% and 72.7%. The Black-Scholes model was not developed for use in valuing employee stock options, but was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the use of subjective assumptions including expectations of future dividends and stock price volatility. Such assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. Because changes in the subjective assumptions can materially affect the fair value estimate, and because employee stock options have characteristics significantly different from those of traded options, the use of the Black-Scholes option-pricing model may not provide a reliable estimate of the fair value of employee stock options.

MANAGEMENT ESTIMATES

The preparation of our financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements. Actual results could differ from those estimates. Certain accounting policies require higher degrees of judgment than others in their application. The following accounting policies require significant estimates: accounts receivable and allowance for doubtful accounts, impairment of long-lived assets and income taxes.

ADVERTISING COSTS

We expense advertising costs as incurred. Advertising expenses for the years ended July 31, 2004, 2003 and 2002 were $1.2 million, $1.0 million and $1.5 million, respectively.

ROYALTY COSTS

We incur royalty costs associated with the licensing of certain software products. These fees vary based upon the terms of the royalty agreement. Royalty costs for the year ended July 31, 2004, were approximately $423,000, and $0 for each of the years ended July 31, 2003 and 2002.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2003, the Securities Exchange Commission ("SEC") issued Staff Accounting Bulletin 104, "Revenue Recognition" ("SAB 104"). SAB 104 updates existing Staff Accounting Bulletin Topic 13, "Revenue Recognition," to be consistent with current authoritative guidance, primarily Emerging Issues Task

Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 did not have a material impact on our consolidated financial statements.

NOTE 2 -PROPERTY AND EQUIPMENT

Property and equipment balances at July 31, 2004 and 2003 are as follows (in thousands):

                                                  2004              2003
                                             ---------------   --------------
Computer equipment                           $        16,831   $       15,540
Furniture and fixtures                                 3,105            3,079
Leasehold improvements                                 1,473            1,443
Equipment under capital lease                          3,328            3,328
                                             ---------------   --------------
                                                      24,737           23,390
Less accumulated depreciation                        (16,664)         (13,359)
                                             ---------------   --------------
                                             $         8,073   $       10,031
                                             ===============   ==============

NOTE 3 - COMMITMENTS AND CONTINGENCIES

In December 2002, we entered into various capital lease arrangements for the rental of computer equipment at our ASP hosting facilities in the aggregate amount of $3.2 million. The lease agreements require monthly payments of principal and interest of approximately $65,000.

Equipment leases and our obligation under leases for office space are treated as operating leases and the rentals are expensed as incurred. Rent expense on these operating leases for each of the years ended July 31, 2004, 2003 and 2002 was $3.9 million, $4.4 million and $4.7 million, respectively. Generally, our leases provide for renewals for various periods at stipulated rates.

Future minimum lease obligations on leases in effect at July 31, 2004 are as follows (in thousands):

                                                Capital          Operating
                                                 leases            leases
                                             ---------------   --------------
2005                                         $           777   $        3,198
2006                                                     777            2,848
2007                                                     777            2,792
2008                                                     325            2,753
2009                                                       0            2,594
Thereafter                                                 0           10,966
                                             ---------------   --------------
Minimum lease payments                                 2,656           25,151
Less interest                                           (314)               0
                                             ---------------   --------------
                                             $         2,342   $       25,151
                                             ===============   ==============

Current portion of obligations under
  capital leases                             $           626
Long-term portion of obligations under
  capital leases                                       1,716
                                             ---------------
Total obligation under capital leases        $         2,342
                                             ===============

We are occasionally involved in legal proceedings and other claims arising out of our operations in the normal course of business. No such current claims are expected, individually or in the aggregate, to have a material adverse effect on our consolidated financial statements.

NOTE 4 - DEBT

At July 31, 2004, we had a $5.8 million revolving credit facility with Comerica Bank-Texas, which expires on August 31, 2005. The credit facility bears interest at the bank's prime rate less 100 basis points or LIBOR rate of interest plus 150 basis points. As of July 31, 2004, there were no borrowings under this credit facility. Subsequent to July 31, 2004, the credit facility was amended to increase the maximum borrowing amount to $10.0 million and extend the maturity date to August 31, 2006.

On June 3, 2003, we repurchased 3.1 million shares of our Common Stock along with warrants to purchase approximately an additional 161,000 shares of our Common Stock from Safeguard Scientifics, Inc. ("Safeguard") and a former officer of Safeguard for $5.95 per share. In connection with the repurchase, we entered into a $14.2 million term note with Comerica Bank-Texas. The bank note bears interest at a fixed annual rate of 3.32% and is repayable in equal monthly installments over four years. The outstanding balance of the bank note at July 31, 2004 was $10.4 million. For the year ended July 31, 2004, we made cash payments for interest on our bank note and capital lease obligations in the aggregate amount of approximately $610,000.

Under the credit facility and bank note, we are required to maintain certain financial and non-financial covenants. The credit facility and bank note are collateralized by substantially all of our assets.

Long-term debt consists of the following at July 31, 2004 (in thousands):

                                                          2004
                                                   -----------------
Term note with Comerica Bank-Texas                 $          10,354
Less current portion of debt                                  (3,550)
                                                   -----------------
                                                   $           6,804
                                                   =================

NOTE 5 - STOCKHOLDERS' EQUITY

PREFERRED STOCK

We have authorized 1,000,000 shares of Preferred Stock, which our Board of Directors may issue with such preferences and rights as it may designate. As of July 31, 2004 and 2003, there were no issued or outstanding shares of Preferred Stock.

EMPLOYEE STOCK PURCHASE PLAN

During the year ended July 31, 1998, we adopted the Employee Stock Purchase Plan, which allows eligible employees to elect to contribute up to 15% of their regular compensation through payroll deductions, toward the purchase of our Common Stock at 85% of the fair market value. The purchase of Common Stock is on either the date the right is granted (first day of each semi-annual period), or the date it is exercised (last day of the semi-annual period), whichever has the lower fair market value. An aggregate of 600,000 shares of Common Stock has been reserved for issuance upon purchases pursuant to the stock purchase plan. At July 31, 2004 and 2003, we have issued approximately 416,000 and 386,000 shares under the plan, respectively.

STOCK OPTIONS

We provide equity incentives to employees and directors by means of incentive stock options and non-qualified stock options, which historically have been provided under various stock option plans. We now issue options from the 1997 Equity Compensation Plan. Stock options generally vest over a period of three to five years. We may grant non-qualified stock options at an option price per share determined by the Board of Directors; however, the option price per share shall be equal to or greater than the fair market value on the date of grant. Under this plan, we have reserved 3,800,000 shares for issuance as of July 31, 2004. Options generally expire 10 years from the date of grant. Activity under all plans is summarized as follows (in thousands except per share amounts):


                                               Shares under
                                            outstanding options
                                   ---------------------------------------
                                                            Weighted
                                     Outstanding            average
                                       options           exercise price
                                   -----------------   -------------------
Balance at July 31, 2001                       3,078   $              3.15
   Granted                                       650                  3.38
   Exercised                                    (444)                 2.41
   Expired                                       (60)                 2.69
                                   -----------------   -------------------
Balance at July 31, 2002                       3,224   $              3.30
   Granted                                       590                  7.07
   Exercised                                    (347)                 2.98
   Expired                                       (35)                 3.62
                                   -----------------   -------------------
Balance at July 31, 2003                       3,432   $              3.97
   Granted                                       285                  6.44
   Exercised                                    (676)                 2.64
   Expired                                       (24)                 4.07
                                   -----------------   -------------------
Balance at July 31, 2004                       3,017   $              4.50
                                   =================   ===================

The following table summarizes information about employee stock options outstanding at July 31, 2004 (in thousands except per share amounts):

                                         Options Outstanding                         Options Exercisable
                        ----------------------------------------------------------------------------------------
                                                                 Weighted
                                                                 average
                                               Weighted         remaining                          Weighted
   Range of exercise        Number             average         contractual        Number            average
        prices            outstanding       exercise price         life         exercisable     exercise price
----------------------------------------------------------------------------------------------------------------
$0.58 to $0.87                 128               $0.67             1.02              128             $0.67

$2.59 to $3.97               1,543               $3.44             5.89            1,167             $3.46

$4.25 to $5.91                 686               $4.81             5.74              575             $4.78

$6.40 to $7.34                 610               $6.92             8.62              183             $7.05

$13.50                          50              $13.50             8.00               25            $13.50

WARRANTS

In connection with the Merger, we assumed warrants with a seven-year term held by stockholders and a director of FormMaker to purchase Common Stock. Additional warrants with a three-year term were issued by FormMaker to stockholders immediately prior to the Merger in connection with $3.0 million of subordinated notes. All of the above warrants, exercisable at the date of issuance, were converted into warrants to purchase approximately 627,000 shares of Common Stock based on the Merger exchange ratios.

There were no warrants outstanding as of July 31, 2004. During the year ended July 31, 2003, warrants to purchase approximately 188,000 shares of Common Stock were exercised with an exercise price per share of $0.03. In connection with the repurchase of our Common Stock from Safeguard in June 2003, we purchased warrants representing approximately 161,000 shares of Common Stock with an exercise price per share of $4.25. During the year ended July 31, 2002, warrants to purchase an aggregate of approximately 84,000 shares of Common Stock with an exercise price per share of $4.25 were exchanged in a cashless exercise for approximately 25,000 shares of Common Stock. Additionally, in fiscal 2002, we purchased warrants for approximately 123,000 shares of Common Stock with an exercise price of $3.40.

RESTRICTED STOCK

In November 2003, the Compensation Committee of the Board of Directors granted 55,000 shares of restricted stock to certain executives. Based on the market value of our Common Stock, the restricted stock grant was valued at approximately $450,000. The restricted stock vests over seven years with acceleration of cumulative vesting to 25%, 50% and 100% in the first three years if specific performance goals are attained. Compensation expense related to the restricted stock grant is being recognized ratably over the vesting period. As of July 31, 2004, the performance goals were not attained.

Subsequent to July 31, 2004, the Compensation Committee of the Board of Directors granted 112,500 shares of restricted stock to certain executive officers and directors. Based on the market value of our Common Stock, this restricted stock grant was valued at approximately $821,000. The restricted stock vests over five years with acceleration of cumulative vesting to 50% and 100% in the first two years if specific performance goals are attained. Compensation expense related to the restricted stock grant is being recognized ratably over the vesting period.

NOTE 6 - INCOME TAXES

Pretax income from continuing operations for the years ended July 31, 2004, 2003 and 2002 consisted of the following (in thousands):


                                                            2004              2003              2002
                                                      ----------------  ----------------  ----------------
Income (loss) before taxes:
  Domestic                                            $         10,390  $          8,870  $         10,580
  Foreign                                                       (1,199)           (1,641)             (715)
                                                      ----------------  ----------------  ----------------
                                                      $          9,191  $          7,229  $          9,865
                                                      ================  ================  ================

The provision for income taxes charged to operations was as follows (in thousands):


                                                             2004              2003              2002
                                                       ----------------  ----------------  ----------------
 Current tax expense:
   U.S. federal                                        $            916  $          1,136  $          2,451
   State, local and foreign                                         106               176               333
                                                       ----------------  ----------------  ----------------
 Total current                                                    1,022             1,312             2,784
                                                       ----------------  ----------------  ----------------
 Deferred tax expense:
   U.S. federal                                                   2,512             1,837             1,073
   State, local and foreign                                         291               135                79
                                                       ----------------  ----------------  ----------------
 Total deferred                                                   2,803             1,972             1,152
                                                       ----------------  ----------------  ----------------
  Total provision                                      $          3,825  $          3,284  $          3,936
                                                       ================  ================  ================

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences (in thousands):


                                                             2004              2003              2002
                                                       ----------------  ----------------  ----------------

 Statutory U.S. tax expense                            $          3,125  $          2,451  $          3,353
 Increase (decrease) in rates resulting from:
    Permanent differences                                            30                48                54
    State and local taxes (net)                                     262               207               272
    Valuation allowance                                             360               493               215
    Other                                                            48                85                42
                                                       ----------------  ----------------  ----------------
 Provision for income taxes                            $          3,825  $          3,284  $          3,936
                                                       ================  ================  ================

Deferred tax assets (liabilities) are composed of the following at July 31 (in thousands):

                                                             2004              2003              2002
                                                       ----------------  ----------------  ----------------
 Gross deferred tax assets:
    Deferred revenue                                   $           210   $           374   $           653
    Loss carryforwards                                           3,069             3,561             3,520
    Tax credit carryforwards                                       235               235               235
    Accounts receivable allowance                                   81               185               214
    Deferred lease costs                                           310               270                55
    Compensation expense related to stock options                   58               263               346
    Other                                                          371               304               806
                                                       ----------------  ----------------  ----------------
                                                                 4,334             5,192             5,829
                                                       ----------------  ----------------  ----------------
 Gross deferred tax liabilities:
    Property and equipment                                      (1,189)             (538)             (389)
    Capitalized software                                        (4,572)           (3,690)           (3,226)
    Other                                                         (504)             (451)             (222)
                                                       ----------------  ----------------  ----------------
                                                                (6,265)           (4,679)           (3,837)
                                                       ----------------  ----------------  ----------------
    Net                                                         (1,931)              513             1,992
    Less valuation allowance                                    (2,792)           (2,433)           (1,940)
                                                       ----------------  ----------------  ----------------
    Net deferred tax asset (liability)                 $        (4,723)  $        (1,920)  $            52
                                                       ================  ================  ================

At July 31, 2004, we had net operating loss carryforwards for federal income tax purposes of $3.0 million that generally expire in the years ending 2012 through 2018. Due to ownership changes, a portion of our federal net operating loss and tax credit carryforwards are subject to an annual cumulative limitation. In any one year, $1.2 million of carryforwards may be utilized. We also had a foreign net operating loss carryforward of $6.6 million. A valuation allowance against the entire foreign net operating loss carryforward has been established, as the realizability of this asset is uncertain.

At July 31, 2004, 2003 and 2002, $800,000 of the valuation allowance is related to deferred tax assets for which subsequently recognized tax benefits, if any, will be allocated to reduce goodwill.

We have approximately $235,000 of general business tax credit carryforwards. Our tax credit carryforwards generally expire in the years ending 2009 through 2013.

NOTE 7 - RETIREMENT PLAN

We maintain a discretionary defined contribution 401(k) plan, as defined by the United States Internal Revenue Code, which allows participants to contribute a percentage of their compensation. The plan also allows for a discretionary matching contribution by us as determined by our Board of Directors. Currently, we match an amount not to exceed 50% of the first 6% of the employee's compensation contributed as an elective deferral. Our matching contributions for the years ended July 31, 2004, 2003 and 2002 were approximately $648,000, $681,000 and $614,000, respectively.

NOTE 8 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

As set forth in the criteria of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), we are organized into two reportable segments: Software and ASP. The Software segment consists of initial software license sales, professional services consulting derived from implementation and integration of our software products and continued customer support and maintenance of the software products. The ASP segment provides processing, print, mail, archival and Internet delivery of documents for customers who outsource these activities.

The accounting policies of the segments are the same as those described in Note
1. Sales between segments are insignificant. Corporate expenses related to our corporate offices are allocated to the segments. Other general and administrative expenses are not allocated to the segments.

We report information regarding operating segments on the basis used internally by management to evaluate segment performance. Segments are based on products and services provided. Management evaluates performance based on revenues and operating income. We do not track operating results by segment below the operating income line nor do we track assets, depreciation and amortization by segment.

The table below presents information about reported segments for the years ended July 31 (in thousands):

                                                             2004              2003              2002
                                                       ----------------  ----------------  ----------------
 Revenues:
        Software                                       $        52,338   $        52,074   $        52,399
        ASP                                                     23,332            22,867            20,221
                                                       ----------------  ----------------  ----------------
               Total revenues                          $        75,670   $        74,941   $        72,620
                                                       ================  ================  ================

 Operating income:
        Software                                       $        22,807   $        21,673   $        23,241
        ASP                                                      4,309             3,341             3,035
 Sales and marketing                                           (11,167)          (11,339)          (10,775)
 General and administrative                                     (6,523)           (6,419)           (6,417)
                                                       ----------------  ----------------  ----------------
               Consolidated operating income           $         9,426   $         7,256   $         9,084
                                                       ================  ================  ================

Revenue is based on the country in which the sales originated (i.e., where the legal subsidiary is domiciled). We have two geographic areas including North America and Europe, Middle East and Africa, ("EMEA"). Long-lived assets consist of net property plant and equipment, goodwill, capitalized software development costs and other intangibles. The following table presents sales and long-lived asset information by geographic area as of and for the years ended July 31 (in thousands):

                                                             2004              2003              2002
                                                       ----------------  ----------------  ----------------
 Revenues:
        North America                                  $         70,673  $         71,009  $         68,153
        EMEA                                                      4,997             3,932             4,467
                                                       ----------------  ----------------  ----------------
               Total revenues                          $         75,670  $         74,941  $         72,620
                                                       ================  ================  ================

 Long - lived assets:
        North America                                  $         26,269  $         25,477  $         21,685
        EMEA                                                        492               558               655
                                                       ----------------  ----------------  ----------------
               Total long - lived assets               $         26,761  $         26,035  $         22,340
                                                       ================  ================  ================

NOTE 9 - MAJOR CUSTOMERS AND RELATED PARTY TRANSACTIONS

For the years ended July 31, 2004, 2003 and 2002, no customer accounted for greater than 10% of our total revenues.

Through December 31, 2002, one of the members of our Board of Directors served as President of the Production Systems Group at Xerox Corporation ("Xerox"). During the period August 1, 2002 through December 31, 2002, we paid Xerox approximately $875,000 for expenses related to various services agreements for the right to use equipment and associated maintenance. For the year ended July 31, 2002, we paid Xerox $2.1 million. At July 31, 2002, accounts payable to Xerox was approximately $1,000. During the period August 1, 2002 through December 31, 2002, we recognized revenue from Xerox of approximately $128,000 related to the license of our products, maintenance fees and professional services consulting. For the year ended July 31, 2002, we recognized revenue from Xerox of approximately $605,000. At July 31, 2002, accounts receivable from Xerox was approximately $253,000. Additionally, in December 2002, we entered into various capital lease arrangements with Xerox for the rental of computer equipment at our ASP hosting facilities in the aggregate amount of $3.2 million.

NOTE 10 - SUBSEQUENT EVENT

On September 24, 2004, we entered into a definitive agreement to acquire the assets of Newbridge Corporation, which includes the capital stock of Newbridge Information Services, Inc. and Matrix Digital Technologies, Inc. (collectively "Newbridge"). Newbridge is a leading information services company for the health care market. Newbridge composes, produces and distributes provider directories, ID cards and policy kits, as well as providing Internet access to health care providers. We closed the transaction contemporaneously with the execution and delivery of the definitive agreement. The all-cash transaction required an initial cash outlay of $3.1 million, consisting of a purchase price of $2.6 million and the payment of $500,000 related to Newbridge's outstanding bank debt. We expect to liquidate certain notes and past due accounts payable of $2.0 million subsequent to closing.

In connection with the transaction, we entered into employment agreements with several key employees of Newbridge. As a part of this agreement, our Compensation Committee of the Board of Directors granted an aggregate of 175,000 shares of restricted stock to certain members of management. Based on the market value of our Common Stock, this restricted stock grant was valued at $1.4 million. The restricted shares vest over seven years of employment, subject to accelerated vesting if certain financial performance levels are achieved by the acquired Newbridge business. Compensation expense related to the restricted stock grant is being recognized ratably over the vesting period.

The allocation of the purchase consideration to the assets and liabilities acquired, including goodwill, has not been completed and is primarily due to the timing of the purchase and the pending completion of tangible and intangible asset appraisals.

NOTE 11 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                         First                Second               Third              Fourth
                                        Quarter               Quarter             Quarter             Quarter
                                   -----------------     -----------------    ----------------   -----------------
                                                        (in thousands except per share amounts)
2004:
Total revenues                     $          18,905     $          19,639    $         18,510   $          18,616
Gross profit                                   9,085                 9,362               7,771               8,872
Operating income                               2,503                 2,719               1,413               2,791
Net income                                     1,449                 1,607                 707               1,603
Net income per share:
    Basic                          $            0.15     $            0.16    $           0.07   $            0.15
    Diluted                        $            0.13     $            0.14    $           0.06   $            0.14


2003:
Total revenues                     $          18,137     $          17,373    $         20,068   $          19,363
Gross profit                                   8,105                 6,956               8,725               9,021
Operating income                               1,939                 1,108               2,066               2,143
Net income                                     1,193                   681                 971               1,100
Net income per share:
    Basic                          $            0.09     $            0.05    $           0.07   $            0.10
    Diluted                        $            0.08     $            0.05    $           0.07   $            0.09

Net income per share calculations for each period are based on the weighted average number of shares outstanding in each period; therefore, the sum of the net income per share amounts for the quarters does not necessarily equal the year-to-date net income per share amounts.